Financial Report

FISCAL YEAR ENDED MARCH 31, 2026

CAE

Financial Report FISCAL YEAR ENDED MARCH 31, 2026

At CAE, we exist to make the world safer. We deliver cutting-edge training, simulation, and critical operations solutions to prepare aviation professionals and defence forces for the moments that matter. Every day, we empower pilots, cabin crew, maintenance technicians, airlines, business aviation operators, and defence and security personnel to perform at their best and when the stakes are the highest. Around the globe, we're everywhere customers need us to be with sites and training locations in over 40 countries. For nearly 80 years, CAE has been at the forefront of innovation, consistently seeking to set the standard by delivering excellence in high-fidelity flight simulators and training solutions, while embedding sustainability at the heart of everything we do. By harnessing technology and enhancing human performance, we strive to be the trusted partner in advancing safety and mission readiness - today and tomorrow. Read our Global Annual Activity and Sustainability Report Our Global Annual Activity and Sustainability Report for fiscal year 2026 is available online. It outlines CAE’s strategic priorities, performance highlights, and key sustainability initiatives, progress and results, reflecting our continued commitment to transparency and sustainable growth. The report provides stakeholders with a consolidated view of our performance and illustrates how sustainability is embedded in our core business strategy and operations to generate long-term value. Learn more about how we manage our impacts and how our solutions contribute across the environmental, social, and governance pillars. cae.com/sustainability/ cae.com Follow us on : LinkedIn Instagram

Matthew Bromberg President and Chief Executive Officer A message from our Chief Executive Officer Our vision is to achieve consistent and reliable operational growth. That focus is reflected in clear financial targets for FY2030: approximately $125 million to $150 million annual transformation run-rate savings 1 and $950 million to $1 billion of adjusted segment operating income (under our updated definition) 1, underpinned by strong cash conversion and a leadership team focused on execution. We have taken practical steps over the past year to advance this goal. Notably, this includes a streamlined organizational structure dedicated to customer focus and growth but also balancing operations and free cash flow. 1 This report includes historical and forward-looking non-IFRS financial measures, non-IFRS ratios, capital management measures and supplementary financial measures. These measures are not standardized financial measures prescribed under IFRS and therefore should not be confused with, or used as an alternative for, performance measures calculated according to IFRS. Furthermore, these measures should not be compared with similarly titled measures provided or used by other issuers. For historical measures, refer to Section 11.1 “Non-IFRS and other financial measure definitions” and Section 11.3 “Non-IFRS measure reconciliations” of CAE’s MD&A for the year ended March 31, 2026 (which sections are incorporated by reference into this report) for the definitions and reconciliations of these measures to the most directly comparable measure under IFRS. For forward-looking measures, refer to the “Forward-looking financial measures” section of our May 21, 2026 press release announcing the results of our fourth quarter and full fiscal year 2026 (which section is incorporated by reference into this report) for definitions and reconciliations of these measures to their historical equivalents. Sharpening our focus, strengthening our future As I complete my first year as President and Chief Executive Officer of CAE, I am more convinced than ever of the remarkable opportunity ahead of us. Building on a strong foundation, we have a plan to maintain our market leadership and unlock the company’s full financial potential. That conviction is why I joined CAE: an iconic company with an industry-defining role in civil aviation and defence; a talented and global team with technology and relationships to lead in both markets; and strong underlying sector growth supporting both businesses for years to come. Airlines and business aircraft operators will need more pilots, technicians and crew over time, supporting demand for high-quality training in civil aviation. In defence, governments and allies are making generational investments in readiness by modernizing training and ramping up mission rehearsal. CAE has the capacity and technological edge to lead in both.

Operating with greater focus and discipline To convert this ambition into results, we launched a transformation focused on three priorities: focusing our portfolio where we excel, taking action to improve capital discipline across our current footprint and future investments, and finally creating and building a culture, operating cadence and toolset that support continuous improvement and performance. Together, they sharpen our focus on where we can win, where returns are strongest, and how the business performs and generates cash. Portfolio We are simplifying the portfolio and directing resources where CAE can compete, win and create the greatest value. About eight per cent of our revenue is non-core, and throughout fiscal 2027, we will streamline the company and strengthen our focus. The strategic review of Flightscape, announced in May, is one example. It is intended to position the software business for its next phase of growth while supporting a simpler, more focused CAE. 1 This report includes historical and forward-looking non-IFRS financial measures, non-IFRS ratios, capital management measures and supplementary financial measures. These measures are not standardized financial measures prescribed under IFRS and therefore should not be confused with, or used as an alternative for, performance measures calculated according to IFRS. Furthermore, these measures should not be compared with similarly titled measures provided or used by other issuers. For historical measures, refer to Section 11.1 “Non-IFRS and other financial measure definitions” and Section 11.3 “Non-IFRS measure reconciliations” of CAE’s MD&A for the year ended March 31, 2026 (which sections are incorporated by reference into this report) for the definitions and reconciliations of these measures to the most directly comparable measure under IFRS. For forward-looking measures, refer to the “Forward-looking financial measures” section of our May 21, 2026 press release announcing the results of our fourth quarter and full fiscal year 2026 (which section is incorporated by reference into this report) for definitions and reconciliations of these measures to their historical equivalents. Capital discipline We are taking a pragmatic approach to capital allocation and see areas where we can reduce our footprint and rationalize our civil training network. This reduction of almost 10% of our commercial aviation capacity will better align our network with demand, improve service delivery, and reinforce financial returns. We are also bolstering our future capital discipline, so every dollar deployed meets strategic and financial thresholds. This requires assessing capital expenditures, research and development, and operating spend across the organization, so resources are directed toward opportunities that can open attractive markets, solidify our competitive position and generate sustainable returns. In fiscal 2026, that meant lower capital expenditures year over year and rigorous cash discipline across the system. That discipline is already producing results. We moved to a more conventional definition of free cash flow 1 to improve transparency and accountability. We expect early free cash flow 1 improvement as we realign the operating model and prioritize higher-return initiatives. With deleveraging ahead of plan, we have greater flexibility to assess and execute our capital allocation priorities. Performance We are raising the bar on performance. That includes simplifying our operations and processes, investing in our factory and tools, and modernizing our workflow. This will enable more productive and profitable use of simulators, resources and assets, reducing complexity across sites and strengthening accountability. We are operating at a steady pace and applying more discipline after investments are made.

Civil Aviation Structural demand protecting returns through the cycle Most of the world’s population has yet to fly, highlighting the long runway ahead for aviation growth. Civil Aviation is a core driver of CAE’s value creation. As one of the global leaders in aviation training, with the largest simulator training network in the industry, we are exceptionally well positioned to benefit from structural growth in air travel and a significant global need for aviation talent. Major OEMs continue to carry deep order backlogs, reinforcing sustained demand for pilots, technicians and crew. By 2034, we estimate nearly 1.5 million civil aviation professionals will be needed, and CAE is ready to help train them at scale. While long-term fundamentals remain strong, fiscal 2026 demonstrated softness in Civil Aviation. Many factors tamped down market growth, including geopolitical uncertainty, events in the Middle East, OEM supply chain shortages, and aircraft groundings. This has required thoughtful operating choices. We have remained selective, prioritizing the quality of earnings over volume, and adjusted our outlook early as visibility evolved. Our revision reflected that selectivity, not a change in the underlying long-term demand profile. The same selectivity is shaping how we run the Civil business. We are pursuing synergies between our Business Aviation and Commercial Aviation segments, where it makes sense, including shared infrastructure, systems and back-office teams, while tailoring the customer experience to each segment. This reduces duplication and creates more capacity to advance products and technologies where customers value it most. Throughout this period, we hit important industry milestones, including the certification of the Boeing 777-9 FFS, the delivery of Joby and Eve simulators and early entrants in the emerging eVTOL market. Both reinforce CAE’s role as a trusted provider that delivers high-technology training devices and differentiated integrated training solutions. The result is a Civil business built to deliver stronger returns through the cycle.

Defense & Security Positioned for a multigenerational investment moment Demand in Defense & Security is evolving quickly. For the first time in decades, the defence industry is entering a growth cycle of a scale and duration that rivals civil aerospace. We are shaping the business for repeatable growth aligned with customer needs and sovereign investment. Our role in that cycle is anchored in the strengths of the business today. In simulation and mission rehearsal, CAE is one of the largest independent defence training providers, with the broadest platform and capability portfolio in the industry. Our enduring franchises anchor multi-decade programs and support careers that can span a lifetime at CAE, creating recurring revenue and a sturdy foundation for the business. During fiscal 2026, we strengthened that foundation by implementing a unified global defence leadership team while maintaining the dedicated U.S. governance required for that market. This is improving speed, alignment and accountability across the organization while enhancing our ability to execute consistently. Through CAE USA, we continue to deliver mission readiness to the U.S. Department of Defense, including F-16 training systems, while remaining aligned with major modernization priorities such as the U.S. Air Force’s Next-Generation Survivable Airborne Operations Center aircraft. That same strategic focus on readiness and sovereign capability is increasingly evident in Canada. The Defence Industrial Strategy, announced by Prime Minister Mark Carney at our Montreal headquarters, together with an $82 billion commitment to defence spending over the next five years, creates a significant domestic opportunity for CAE, including training across air, land, sea, space and cyber that reinforces Quebec and Canada as world-class aerospace hubs. More broadly, these priorities are also shaping demand across NATO and allied countries, where we deepened key relationships during the year, including through a worldwide co-operation agreement with Saab on GlobalEye and a sovereign training program with Australia’s Future Air Mission Training System.

Sustainability Driving efficiency and long-term value Sustainability is embedded in how we operate and how we make decisions across CAE. It is part of building a stronger, more efficient company for the long term. We continue to integrate it into project evaluation, capital allocation and product development, and we review progress regularly as part of our operating rhythm. That includes improving the efficiency of our operations, reducing energy use in our facilities and advancing next-generation products designed to lower power consumption and environmental impact. We are also incorporating carbon considerations into investment decisions so that business cases reflect both financial returns and emissions impact. These efforts reflect a practical approach to sustainability; one that supports performance, discipline and responsible growth. Looking ahead Taken together, these changes reinforce my confidence in CAE’s future. With our new structure and leadership team in place, we are well positioned to capture the growth opportunities ahead in both Civil Aviation and Defense & Security, while navigating near-term cycles with discipline and care. Our strategy is clear: expand margins, improve cash flow, reduce capital intensity and simplify the company to create long-term value. None of this is possible without our people. I want to thank CAE employees for their commitment, professionalism and resilience through a period of meaningful change. I am also deeply grateful to Calin Rovinescu and the Board for their guidance and support throughout this transition. Finally, I would like to thank our customers, partners and shareholders for their continued trust and confidence in CAE. The responsibility that comes with being one of the world’s largest training organizations is not lost on us. We are proud of the role CAE plays in preparing people for missions where performance, readiness and safety matter most. CAE plays an important role in making the world safer, and we will continue to earn that role every day through execution, innovation and trust. * This report includes forward-looking statements about our activities, events and developments that we expect to or anticipate may occur in the future including, for example, statements about our fiscal 2027 consolidated financial outlook , long-term transformation plan targets to fiscal 2030, transformation costs and savings, vision, strategies, market trends and outlook, future revenues, earnings, cash flow growth, profit trends, capital spending, expansions and new initiatives, including initiatives that pertain to sustainability matters, financial obligations, available liquidities, expected sales, general economic and political outlook, inflation trends, prospects and trends of the industry, expected annual recurring cost savings from operational excellence programs, management of the supply chain, estimated addressable markets, demand for CAE’s products and services, access to capital resources, our financial position, expected accretion in various financial metrics, expected capital returns to shareholders, business outlook and opportunities, objectives, development, plans, growth strategies and other strategic priorities, our competitive and leadership position in our markets, expansion of our market shares, CAE's ability and preparedness to respond to demand for new technologies, the sustainability of our operations, and other statements that are not historical facts. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties associated with our business which may cause actual results in future periods to differ materially from results indicated in forward-looking statements. While these statements are based on management’s expectations and assumptions regarding historical trends, current conditions and expected future developments, as well as other factors that we believe are reasonable and appropriate in the circumstances, readers are cautioned not to place undue reliance on these forward-looking statements as there is a risk that they may not be accurate. For more information, readers should refer to the sections “Caution regarding forward-looking statements” and “Material assumptions” under Section 2 of CAE’s MD&A for the year ended March 31, 2026 and in our May 21, 2026 press release announcing the results of our fourth quarter and full fiscal year 2026, which sections are incorporated by reference into this report.

Management’s Discussion and Analysis
for the fourth quarter and year ended March 31, 2026
1.     HIGHLIGHTS

FINANCIAL
FOURTH QUARTER OF FISCAL 2026

(amounts in millions, except per share amounts, adjusted ROIC, net debt-to-adjusted EBITDA and book-to-sales ratio)	Q4-2026	Q4-2025	Variance $	Variance %
Performance
Revenue	$1,326.7	$1,275.4	$51.3	4%
Operating income	$127.4	$239.9	$(112.5)	(47%)
Adjusted segment operating income(1)	$211.8	$258.8	$(47.0)	(18%)
Net income attributable to equity holders of the Company	$73.1	$135.9	$(62.8)	(46%)
Basic and diluted earnings per share (EPS)	$0.23	$0.42	$(0.19)	(45%)
Adjusted EPS(1)	$0.42	$0.47	$(0.05)	(11%)
Net cash provided by operating activities	$185.6	$322.7	$(137.1)	(42%)
Free cash flow(1)	$135.0	$194.2	$(59.2)	(30%)
Liquidity and Capital Structure
Invested capital(1)	$8,069.9	$8,152.7	$(82.8)	(1%)
Adjusted return on invested capital (ROIC)(1)%	7.6%	8.0
Net debt-to-adjusted EBITDA(1)	2.29	2.77
Growth
Adjusted order intake(1)	$1,611.3	$1,337.5	$273.8	20%
Adjusted backlog(1)	$19,258.6	$20,142.2	$(883.6)	(4%)
Book-to-sales ratio(1)	1.21	1.05
Book-to-sales ratio(1) for the last 12 months	1.02	1.64

FISCAL 2026

(amounts in millions, except per share amounts)	FY2026	FY2025	Variance $	Variance %
Performance
Revenue	$4,914.0	$4,707.9	$206.1	4%
Operating income	$612.3	$729.2	$(116.9)	(16%)
Adjusted segment operating income(1)	$710.7	$732.0	$(21.3)	(3%)
Net income attributable to equity holders of the Company	$313.1	$405.3	$(92.2)	(23%)
Basic EPS	$0.98	$1.27	$(0.29)	(23%)
Diluted EPS	$0.97	$1.27	$(0.30)	(24%)
Adjusted EPS(1)	$1.20	$1.21	$(0.01)	(1%)
Net cash provided by operating activities	$791.9	$896.5	$(104.6)	(12%)
Free cash flow(1)	$473.8	$474.9	$(1.1)	—%
(1) Non-IFRS financial measure, non-IFRS ratio, capital management measure, or supplementary financial measure. Refer to Section 11 “Non-IFRS and other financial measures and supplementary non-financial information” of this MD&A for the definitions and reconciliation of these measures to the most directly comparable measure under IFRS.

CHANGES TO NON-IFRS MEASURES
In the fourth quarter of fiscal 2026, we revised the composition and designation of certain non-IFRS measures to align with strategic priorities and enhance comparability with industry peers.
–Free cash flow was revised to include growth capital expenditures and capitalized development costs and exclude dividends paid;
–Adjusted return on invested capital (ROIC) replaced adjusted return on capital employed (ROCE); and
–Invested capital replaced capital employed, without changing the composition of this measure.

Comparative figures have been reclassified to conform to these changes.
CAE Financial Report 2026 I 1

Management’s Discussion and Analysis

2.     INTRODUCTION
In this management’s discussion and analysis (MD&A), we, us, our, CAE and Company refer to CAE Inc. and its subsidiaries. Unless we have indicated otherwise:
–This year and 2026 mean the fiscal year ending March 31, 2026;
–Last year, prior year and a year ago mean the fiscal year ended March 31, 2025;
–Dollar amounts are in Canadian dollars.

This MD&A was prepared as of May 21, 2026. It is intended to enhance the understanding of our annual consolidated financial statements and notes for the year ended March 31, 2026 and should therefore be read in conjunction with this document. We have prepared it to help you understand our business, performance and financial condition for the year ended March 31, 2026. Except as otherwise indicated, all financial information has been reported in accordance with IFRS Accounting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). All quarterly information disclosed in the MD&A is based on unaudited figures.

The MD&A provides you with a view of CAE as seen through the eyes of management and helps you understand the Company from a variety of perspectives:
–Our purpose, mission and vision;
–Our strategy;
–Our operations;
–Foreign exchange;
–Consolidated results;
–Results by segment;
–Consolidated cash movements and liquidity;
–Consolidated financial position;
–Business risk and uncertainty;
–Compensation of key management personnel;
–Non-IFRS and other financial measures and supplementary non-financial information;
–Changes in accounting policies;
–Internal control over financial reporting;
–Oversight role of Audit Committee and Board of Directors (the Board).

You will find our most recent financial report and Annual Information Form (AIF) on our website (www.cae.com), SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov). Holders of CAE’s securities may also request a printed copy of the Company’s consolidated financial statements and MD&A free of charge by contacting Investor Relations (investor.relations@cae.com).

NON-IFRS AND OTHER FINANCIAL MEASURES
This MD&A includes non-IFRS financial measures, non-IFRS ratios, capital management measures and supplementary financial measures. These measures are not standardized financial measures prescribed under IFRS and therefore should not be confused with, or used as an alternative for, performance measures calculated according to IFRS. Furthermore, these measures should not be compared with similarly titled measures provided or used by other issuers. Management believes that these measures provide additional insight into our operating performance and trends and facilitate comparisons across reporting periods.

Performance Measures
–Gross profit margin (or gross profit as a % of revenue);
–Operating income margin (or operating income as a % of revenue);
–Adjusted segment operating income or loss;
–Adjusted segment operating income margin (or adjusted segment operating income as a % of revenue);
–Adjusted effective tax rate;
–Adjusted net income or loss;
–Adjusted earnings or loss per share (EPS);
–EBITDA and Adjusted EBITDA;
–Free cash flow.

2 I CAE Financial Report 2026

Management’s Discussion and Analysis

Liquidity and Capital Structure Measures
–Non-cash working capital;
–Invested capital;
–Adjusted return on invested capital (ROIC);
–Net debt;
–Net debt-to-capital;
–Net debt-to-EBITDA and net debt-to-adjusted EBITDA;
–Maintenance and growth capital expenditures.

Growth Measures
–Adjusted order intake;
–Adjusted backlog;
–Book-to-sales ratio.

Definitions of all non-IFRS and other financial measures are provided in Section 11.1 “Non-IFRS and other financial measure definitions” of this MD&A to give the reader a better understanding of the indicators used by management. In addition, when applicable, we provide a quantitative reconciliation of the non-IFRS and other financial measures to the most directly comparable measure under IFRS. Refer to Section 11.1 “Non-IFRS and other financial measure definitions” for references to where these reconciliations are provided.

ABOUT MATERIAL INFORMATION
This MD&A includes the information we believe is material to investors after considering all circumstances, including potential market sensitivity. We consider something to be material if:
–It results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares; or
–It is likely that a reasonable investor would consider the information to be important in making an investment decision.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS
This MD&A includes forward-looking statements about our activities, events and developments that we expect to or anticipate may occur in the future including, for example, statements about our vision, strategies, market trends and outlook, future revenues, earnings, cash flow growth, profit trends, growth capital spending, expansions and new initiatives, including initiatives that pertain to sustainability matters, financial obligations, available liquidities, expected sales, general economic and political outlook, inflation trends, prospects and trends of an industry, expected annual recurring cost savings from operational excellence programs, our management of the supply chain, estimated addressable markets, demands for CAE’s products and services, our access to capital resources, our financial position, the expected accretion in various financial metrics, the expected capital returns to shareholders, our business outlook, business opportunities, objectives, development, plans, growth strategies and other strategic priorities, our competitive and leadership position in our markets, the expansion of our market shares, CAE's ability and preparedness to respond to demand for new technologies, the sustainability of our operations, our ability to retire the Legacy Contracts (as defined in Section 6.2 “Defense and Security” of this MD&A) as expected and to manage and mitigate the risks associated therewith, the impact of the retirement of the Legacy Contracts and other statements that are not historical facts. Since forward-looking statements and information relate to future events or future performance and reflect current expectations or beliefs regarding future events, they are typically identified by words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “likely”, “may”, “plan”, “seek”, “should”, “will”, “strategy”, “future” or the negative thereof or other variations thereon suggesting future outcomes or statements regarding an outlook. All such statements constitute "forward-looking statements" within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. By their nature, forward‑looking statements require us to make assumptions and are subject to inherent risks and uncertainties associated with our business which may cause actual results in future periods to differ materially from results indicated in forward‑looking statements. While these statements are based on management’s expectations and assumptions regarding historical trends, current conditions and expected future developments, as well as other factors that we believe are reasonable and appropriate in the circumstances, readers are cautioned not to place undue reliance on these forward-looking statements as there is a risk that they may not be accurate.

CAE Financial Report 2026 I 3

Management’s Discussion and Analysis

Important risks that could cause such differences include, but are not limited to, strategic risks, such as geopolitical uncertainty, transformation plan implementation, global economic conditions, competitive business environment, original equipment manufacturer (OEM) encroachment, inflation, international scope of our business, changes in U.S. trade policies or regulations, level and timing of defence spending, constraints within the civil aviation industry, our ability to penetrate new markets, research and development (R&D) activities, evolving standards and technology innovation and disruption, length of sales cycle, business development and awarding of new contracts, strategic partnerships and long-term contracts, our ability to effectively manage our growth, estimates of market opportunity and competing priorities; operational risks, such as supply chain disruptions, program management and execution, mergers, acquisitions and divestitures, business continuity, subcontractors, fixed price and long-term supply contracts, our continued reliance on certain parties and information, and global safety and governance; cybersecurity risks; talent risks, such as recruitment, development and retention, ability to attract, recruit and retain key personnel and management, corporate culture and labour relations; financial risks, such as availability of capital, customer credit risk, foreign exchange, effectiveness of internal controls over financial reporting, liquidity risk, interest rate volatility, shareholder activism, returns to shareholders, estimates used in accounting, impairment risk, pension plan funding, indebtedness, restructuring, integration and acquisition costs, sales of additional common shares, market price and volatility of our common shares, seasonality, taxation matters and adjusted backlog; legal and compliance risks, such as data rights and governance, U.S. foreign ownership, control or influence mitigation measures, compliance with laws and regulations, insurance coverage potential gaps, product-related liabilities, environmental laws and regulations, government audits and investigations, protection of our intellectual property and brand, third-party intellectual property, foreign private issuer status, and enforceability of civil liabilities against our directors and officers; sustainability risks, such as extreme climate events and the impact of natural or other disasters (including effects of climate change) and sustainability commitments and expectations; reputational risks; technological risks, such as information technology (IT) and reliance on third-party providers for information technology systems and infrastructure management; and data and artificial intelligence risks.

The foregoing list is not exhaustive and other unknown or unpredictable factors could also have a material adverse effect on the performance or results of CAE. Additionally, differences could arise because of events announced or completed after the date of this MD&A. You will find more information about the risks and uncertainties affecting our business in Section 9 “Business risk and uncertainty” of this MD&A. Readers are cautioned that any of the disclosed risks could have a material adverse effect on CAE’s forward-looking statements. Readers are also cautioned that the risks described above and elsewhere in this MD&A are not necessarily the only ones we face; additional risks and uncertainties that are presently unknown to us or that we may currently deem immaterial may adversely affect our business.

Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. The forward-looking information and statements contained in this MD&A are expressly qualified by this cautionary statement.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this MD&A. While we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.

MATERIAL ASSUMPTIONS
The forward-looking statements set out in this MD&A are based on certain assumptions including, without limitation: the prevailing market conditions, geopolitical instability including the ongoing military conflicts in the Middle East and the rapidly evolving trade and tariff environment, the customer receptivity to our training and operational support solutions, the accuracy of our estimates of addressable markets and market opportunity, the realization of anticipated annual recurring cost savings and other intended benefits from restructuring initiatives, transformation plans or operational excellence programs, the ability to respond to anticipated inflationary pressures and our ability to pass along rising costs through increased prices, the actual impact to supply, production levels, and costs from global supply chain logistics challenges, the stability of foreign exchange rates, the ability to hedge exposures to fluctuations in interest rates and foreign exchange rates, the availability of borrowings to be drawn down under, and the utilization, of one or more of our senior credit agreements, our available liquidity from cash and cash equivalents, undrawn amounts on our revolving credit facility, the balance available under our receivable purchase facility, the assumption that our cash flows from operations and continued access to debt funding will be sufficient to meet financial requirements in the foreseeable future, access to expected capital resources within anticipated timeframes, no material financial, operational or competitive consequences from changes in regulations affecting our business, our ability to retain and attract new business, our ability to effectively execute and retire the remaining Legacy Contracts while managing the risks associated therewith, our ability to effectively execute on the opportunities identified as part of our transformation plan to simplify our structure, sharpen our focus and strengthen execution, and the realization of the expected strategic, financial and other benefits of our multi-year transformation plan in the timeframe anticipated and at expected cost levels. Air travel is a major driver for CAE's business and management relies on analysis from the International Air Transport Association (IATA) to inform its assumptions about the rate and profile of growth in its key civil aviation market. Accordingly, the assumptions outlined in this MD&A and, consequently, the forward-looking statements based on such assumptions, may turn out to be inaccurate. For additional information, including with respect to other assumptions underlying the forward-looking statements made in this MD&A, refer to Section 9 “Business risk and uncertainty” of this MD&A.

4 I CAE Financial Report 2026

Management’s Discussion and Analysis

3.     ABOUT CAE
3.1       Who we are
At CAE, we exist to make the world safer. We deliver cutting-edge training, simulation, and critical operations solutions to prepare aviation professionals and defence forces for the moments that matter. Every day, we empower pilots, cabin crew, maintenance technicians, airlines, business aviation operators, and defence and security personnel to perform at their best and when the stakes are the highest. Around the globe, we’re everywhere customers need us to be with sites and training locations in over 40 countries. For nearly 80 years, CAE has been at the forefront of innovation, consistently seeking to set the standard by delivering excellence in high-fidelity flight simulators and training solutions, while embedding sustainability at the heart of everything we do. By harnessing technology and enhancing human performance, we strive to be the trusted partner in advancing safety and mission readiness—today and tomorrow.

CAE’s common shares are listed on the Toronto and New York stock exchanges (TSX / NYSE) under the symbol CAE.

3.2       Our purpose, mission and vision
Our purpose is to make the world safer.
Our mission is to deliver cutting-edge training, simulation and critical operations solutions to prepare aviation professionals and defence forces for the moments that matter.
Our vision is to be the trusted partner in advancing safety and mission readiness, defining the standard of excellence in training and critical operations by harnessing technology and enhancing human performance.

3.3       Our strategy
CAE’s four strategic pillars
There are four fundamental pillars that underpin our strategy and investment thesis:
–Market leadership;
–Revolutionizing training;
–Efficient growth;
–Skills and culture.

Market leadership
We have established ourselves as a leader across our markets by being a trusted partner for our stakeholders and by embracing customer centricity. Looking forward, there remains significant headroom for continued growth in our large addressable markets. As a result, we are constantly seeking out ways to focus our portfolio around our core capabilities and enhance the performance of our customers. These actions will enable us to continue to win in our markets and extend our leadership positions. Furthermore, our products are deployed with a focus on integrated sustainability.

Revolutionizing training
We have a history of nearly 80 years of applying innovation and technology to create novel, world-class solutions and generate long‑term competitive differentiation. We are established as one of the global leaders in training, digital immersion, and modelling and simulation technologies. We use focused technology development to improve the performance of our businesses and generate value for our customers.

Efficient growth
We aim to maximize the benefits of our strong competitive positions and our ongoing transformation efforts to deliver profitable growth, higher returns on invested capital and improved free cash flow conversion. As we work to transform the business by continuing to focus on improved performance and capital discipline, we will drive operational excellence, cost optimization and apply a more prudent approach to pursuing both organic and inorganic growth.

Skills and culture
Our core values are innovation, integrity, empowerment, excellence and One CAE. We employ these values across a diverse global team to drive a unique social impact. We look to create a high-performing culture that values teamwork, professional growth, engagement and ownership. As a result, our employees across the globe share a passion to enhance safety and prepare our customers for the moments that matter.

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Management’s Discussion and Analysis

3.4       Our operations
Our operations are managed through two segments:
–Civil Aviation – We provide comprehensive training solutions for flight, cabin, maintenance, ground personnel and air traffic controllers in commercial, business and helicopter aviation, a complete range of flight simulation training devices, ab initio pilot training and crew sourcing services, as well as airline operations digital solutions. The civil aviation market includes major commercial airlines, regional airlines, business aircraft operators, civil helicopter operators, aircraft manufacturers, third-party training centres, flight training organizations, air navigation service providers, maintenance, repair and overhaul organizations and aircraft finance leasing companies;
–Defense and Security – We are a global training and simulation provider delivering scalable, platform-independent solutions that enable and enhance force readiness and security. The defence and security market includes defence forces, OEMs, government agencies and public safety organizations worldwide.

CIVIL AVIATION MARKET
We have the global scale to address the total lifecycle needs of the professional pilot, from cadet to captain, with our comprehensive aviation training solutions. We are the world’s largest provider of civil aviation training services. Our deep industry experience and thought leadership, large installed base, strong relationships and reputation as a trusted partner enable us to access a broad share of the market. We provide aviation services in more than 35 countries and through our broad global training and services network, we serve all sectors of civil aviation including airlines and other commercial, business and helicopter aviation operators.

Among our thousands of customers, we have long-term training centre operations, training services agreements and joint ventures with over 50 major airlines and aircraft operators around the world. Our range of training solutions includes product and service offerings for pilots, cabin crew and aircraft maintenance technicians, training centre operations, curriculum development, courseware solutions and consulting services. We currently manage 371 full-flight simulators (FFSs), including those operating in our joint ventures. We offer industry-leading technology, and we are shaping the future of training through innovations such as our next generation training systems, including CAE Real-time Insights and Standardized Evaluations (CAE Rise), which improves training quality, objectivity and efficiency through the integration of untapped flight and simulator data-driven insights into training. In the development of new pilots, we operate one of the largest ab initio flight training network in the world and have approximately 20 cadet training programs globally. With our CAE airline operations digital solutions, we have further strengthened our position as a technology leader, complementing our flight simulator and training solutions while increasing our total addressable market.

Quality, fidelity, reliability and innovation are hallmarks of the CAE brand in flight simulation and we are the world leader in the development of civil flight simulators. We continuously innovate our processes and lead the market in the design, manufacture and integration of civil FFSs for major and regional commercial airlines, business aircraft operators, third-party training centres and OEMs.

We have established a wealth of experience in developing first‑to‑market simulators for more than 30 types of aircraft models. Our flight simulation equipment, including FFSs, are designed to meet the rigorous demands of their long and active service lives, often spanning several decades of continuous use. Our global reach enables us to provide best-in-class support services such as real-time, remote monitoring and enables us to leverage our extensive worldwide network of spare parts and service teams.

We believe the Civil Aviation segment is positioned as a gateway in a highly regulated, secular growth market, with an addressable market estimated at more than $7 billion, and headroom for growth.

Market drivers
Demand for training and airline operations digital solutions in the civil aviation market is driven by the following:
–Pilot and maintenance training and industry regulations;
–Safety and efficiency imperatives of commercial airlines and business aircraft operators;
–Expected long-term secular global growth in air travel;
–Expected long-term growth, including new aircraft deliveries and renewal of the active fleet of commercial and business aircraft;
–Demand for trained aviation professionals;
–Complexity of airline operations digital solutions;
–Air traffic services.

Pilot and maintenance training and industry regulations
Civil aviation training is a largely recurring business driven by a highly-regulated environment through global and domestic standards for pilot licensing and certification, amongst other regulatory requirements. These recurring training requirements are mandatory and are regulated by national and international aviation regulatory authorities such as the International Civil Aviation Organization (ICAO), European Aviation Safety Agency (EASA) and the U.S. Federal Aviation Administration (FAA).

In recent years, pilot certification processes and regulatory requirements have become increasingly stringent. Simulation-based pilot certification training is taking on a greater role internationally with the Multi-Crew Pilot License, with the Airline Transport Pilot certification requirements in the U.S. and with Upset Prevention and Recovery Training requirements mandated by both EASA and the FAA.

6 I CAE Financial Report 2026

Management’s Discussion and Analysis

Safety and efficiency imperatives of commercial airlines and business aircraft operators
The commercial airline industry is competitive, requiring operators to continuously pursue operational excellence and efficiency initiatives to achieve satisfactory returns while continuing to maintain the highest safety standards and the confidence of air travelers. Airlines are finding it increasingly more effective to seek expertise in training from trusted partners such as CAE to address growing efficiency gaps, pilot capability gaps, evolving regulatory and training environments, and on-going aircraft programs. Additionally, CAE offers business jet pilots one of the most advanced, respected and accessible training programs in the industry, covering a wide spectrum of business aircraft. Partnering with CAE gives immediate access to a world-wide fleet of simulators, courses, programs and instruction capabilities, and allows them flexibility in pursuing fleet training options that suit their business.

Our pilot training system, CAE Rise, is well positioned to elevate the pilot training experience. This system enables instructors to deliver training in accordance with airlines’ Standard Operating Procedures and enables instructors to objectively assess pilot competencies using live data during training sessions. Furthermore, CAE Rise augments instructors’ capability to identify pilot proficiency gaps and evolve airline training programs to the most advanced aviation safety standards, including Advanced Qualification Program and Evidence Based Training methodologies.

Expected long-term secular global growth in air travel
The secular growth in air travel results in long-term demand for flight, cabin, maintenance and ground personnel, which in turn drives demand for training and airline operations digital solutions.

In commercial aviation, as per the International Air Transport Association (IATA), global air passenger demand, measured by revenue passenger-kilometers (RPKs), has shown an increase of 5% for calendar 2025 compared to calendar 2024. In calendar 2025, international traffic experienced a 7% increase compared to the previous year, with capacity rising by 7%. Domestic traffic for calendar 2025 grew by 2% compared to calendar 2024, while capacity rose by 3%.

In air cargo, global demand, measured by cargo tonne-kilometers, increased 3% for calendar 2025 compared to calendar 2024 per IATA. International air cargo demand increased 4%, with consistently strong performance in Asia-Pacific.

In business aviation, flight activity has stabilized at structurally higher levels than 2019, reflecting a normalized market following the post-pandemic surge in demand. Business jet operations for calendar year 2025, as reported by the FAA, were up 4% over 2024. European business aviation operations as reported by Eurocontrol were up 2% in calendar 2025 compared to 2024.

However, in the near-term, elevated oil prices, high inflation, geopolitical tensions, the continuing military hostilities in various regions in the world, and industry supply chain issues are causing disruptions to our Civil operations.

Expected long-term growth, including new aircraft deliveries and renewal of the active fleet of commercial and business aircraft
As an integrated training solutions provider, our long-term growth is closely tied to the active commercial and business aircraft fleet. Both commercial and business aviation fleets are expected to grow over the next decade, with significant backlogs reported by all OEMs. Short and medium-term growth in aircraft fleets may experience pressure as OEMs face supply, capacity, and certification challenges in delivering aircraft.

Major business jet OEMs continue to deliver new aircraft against record backlogs, while advancing the introduction of new and upgraded platforms across the light, midsize, and large-cabin segments, including next-generation long-range business jets.

Our business aviation training network, comprehensive suite of training programs, key long-term OEM partnerships and ongoing network investments, position us well to effectively address the training demand arising from continued fleet growth and the entry‑into‑service of new aircraft programs.

Our strong competitive moat in the aviation market, as defined by our extensive global training network, best-in-class instructors, comprehensive training programs and strength in training partnerships with airlines and business aircraft operators, allows us to effectively address training needs that arise from a growing active fleet of aircraft.

We are well positioned to leverage our technology leadership and expertise, including CAE 7000XR Series FFSs, CAE 400XR, 500XR, and 600XR Series Flight Training Devices and CAE Simfinity™ ground school solutions, in delivering training equipment solutions that address the growing training needs of airlines, business jet operators, helicopter operators and now Advanced Air Mobility.

Demand for trained aviation professionals
Demand for trained aviation professionals is driven by air traffic growth, pilot retirements and by the number of aircraft deliveries. The expansion of global economies and operator aircraft fleets have resulted in demand for qualified aviation professionals to support the expected growth of the commercial and business aviation markets. We are well positioned in the training products and services market to address operators’ training requirements.

CAE Financial Report 2026 I 7

Management’s Discussion and Analysis

In June 2025, we released our 2025 Aviation Talent Forecast in which we estimated a global requirement of nearly 1.5 million new aviation professionals over the next ten years to sustain growth in civil aviation. In the commercial aviation domain, the projections show demand for almost 1.3 million new aviation professionals, including 267,000 pilots, 347,000 maintenance technicians and 678,000 cabin crew professionals. The business aviation segment will need 102,000 professionals, including 33,000 pilots and 69,000 maintenance technicians.

Complexity of airline operations digital solutions
Airlines need to closely manage their operations which come with daily challenges. To help optimize these operations, we offer a suite of airline operations digital products. This suite of products provides solutions for airline operations including training management, crew management, flight management, airport management, in-flight services management and operations control. With our integrated platform, the operations control desk now has a single environment to communicate, providing insights and predictions on possible disruption and delays allowing airlines to reduce operating costs and enhancing customer satisfaction.

The benefits for our airline management solution include reduced fuel and carbon emissions for both regular and irregular operations. Our crew and airport management solution decreases disruption related crew costs and improves staff utilization. Finally, our movement management solution decreases delay and cancellation costs for airlines.

Air traffic services
Air traffic services represent an adjacent growth opportunity for CAE, driven by sustained air traffic growth and the need to replace an aging global air traffic controller workforce. Our 2025 Aviation Talent Forecast estimates demand for approximately 71,000 new air traffic controllers over the next ten years, highlighting the long‑term need for training capacity in this sector. Leveraging our simulation expertise and training delivery capabilities, we are selectively developing our air traffic services offering as a complementary extension of our civil aviation training business.

DEFENSE AND SECURITY MARKET
Defense and Security addresses the critical needs of its customers operating in progressively complex environments. The ever‑changing global landscape requires Canada, the U.S. and their allies to prepare for the possibility of peer threats across increasingly integrated, multi‑domain operations in air, land, sea, space and cyber. Aligned with the priorities of Canadian, U.S., and allied national defence strategies, we leverage our core training and simulation expertise with advanced technologies to deliver innovative and scalable solutions that address military training and modernization needs and enhanced mission readiness requirements.

Our customers leverage synthetic environments and next-generation situational awareness to ensure mission success through planning, rehearsal and analysis in complex, multi-domain environments. Leveraging our integrated training systems and global presence, we work with the military, government, and industry to deliver tailored solutions at the pace and point of need. From mixed‑reality training devices and high‑fidelity full‑mission simulators to advanced maritime training and mission support solutions, we support critical personnel, from aircrews and naval operators to maintenance technicians on approximately 80 different platforms in multiple domains. Our extensive suite of simulation‑based technologies, coupled with advanced capabilities like biometrics, real-time feedback, artificial intelligence (AI) and adaptive rehearsal scenarios enhances training to deliver scalable and integrated solutions to critical personnel.

Utilizing the strength and expertise that spans our global business, our solutions range from turnkey training centres to tailored live, virtual, and constructive solutions at government-owned locations. We are everywhere our customers need us to be with a global network and local expertise to deliver training efficacy at all proficiency levels. At the CAE Dothan Training Center in Alabama, U.S. Army fixed-wing candidates enter initial training and the U.S. Air Force (USAF) Introductory Flight Training – Rotary-Wing program provides critical flight training to USAF student pilots. We also provide basic and advanced flight training at NATO Flight Training Centres across multiple sites in Canada. Going forward and answering the needs of Royal Canadian Air Force (RCAF), the Future Aircrew Training (FAcT) program will unify all phases of pilot and aircrew training under a single, modernized solution. Delivered through SkyAlyne, a joint venture between CAE and KF Aerospace, the program offers live flight, simulated, and ground school training, ensuring standardized, high-quality instruction for all aircrew roles. By streamlining the training and minimizing transition risks, CAE's integrated approach also enables the rapid adoption of new technologies and methodologies, supporting the RCAF's future operational readiness. Leveraging our expertise and strategic partnerships, we also support training in Europe with the International Flight Training School in Italy, a joint venture with Leonardo, along with providing ab initio training for the German Air Force at CAE’s Bremen Training Centre in Germany and a site in Montpellier, France.

As a collaborative partner of industry and government, we enhance customer readiness and enable modernization by integrating training systems across platforms, domains and locations.

CAE continues to expand its multi-domain training and sustainment presence through naval training programs for the Royal Canadian Navy and allied navies in Sweden and Australia, operational airborne sensor deliveries of CAE's world-leading magnetic anomaly MAD-XR ASW sensor, and continued F/A-18 fighter fleet sustainment and mission support services. Together, these offerings strengthen operational readiness across air and maritime domains and support evolving customer requirements in increasingly complex and contested operating environments.

8 I CAE Financial Report 2026

Management’s Discussion and Analysis

New generational platforms and programs are also rapidly transforming global training and require adaptive approaches to advance defence force readiness. We are essential partners for programs like FAcT through SkyAlyne, the MQ-9B SkyGuardian® Remotely Piloted Aircraft Systems with General Atomics Aeronautical Systems, Inc. as well as the Bell Textron’s tiltrotor aircraft the MV-75 for the U.S. Army Future Long Range Assault Aircraft. CAE has also been identified as a strategic partner to the Government of Canada to work with the RCAF to design and co-develop the Future Fighter Lead-in Training program. We continue to create opportunities through partnerships with Lockheed Martin on global C-130 training solutions, Boeing to support mission-critical platforms like the P-8 and CH-47 and our role as the Authorized Training Provider for Bombardier’s Global 6500 supporting the U.S. Army's High Accuracy Detection and Exploitation System. The increasing complexities of contracts and systems drive the industry toward collaboration as we continue to leverage our strategic relationships and culture of innovation to meet the ever-changing market landscape.

The mission readiness of defence and security forces increasingly requires connecting customers, platforms and locations at scale in a secured, multi‑domain environment for training and rehearsal. A real-time enterprise network, like the USAF Simulators Common Architecture Requirements and Standards (SCARS), is critical in enhancing operational test and training infrastructure and supporting distributed mission training and multi-domain operations. We lead the integration and standardization of aircraft simulators on SCARS to operate and train together in a strict cyber secure environment. Leveraging our expertise on SCARS and other programs like Flight School Training Support Services for the U.S. Army and the Platforms and Systems Training Contract for the Royal Australian Navy, we address the vast complexity and scale of digital environments, empower decision-makers at every level and advance the rigour of data‑driven capabilities and assessments so that our customers stay ahead of the evolving security landscape.

We believe the Defense and Security segment is positioned as a strategic partner to achieve transformational digital training solutions, next-generation situational awareness, and multi-domain operations. We estimate our addressable defence market across all five domains to be more than $20 billion.

Market drivers
Demand for training and operational support solutions in the defence and security markets is driven by the following:
–Accelerated defence spending as a reflection of heightened need for readiness and preparedness in light of geopolitical tensions and focus on sovereign capability;
–Expected stable demand on enduring platforms and increased opportunities on next-generation systems integrating training and operational technologies;
–Maximization of efficiencies through outsourced training and support services;
–Increased industry competition straining military aviation recruitment, training and retention;
–Increased demand for integrated, network training systems to support multi-domain conflict readiness and crew and collective training;
–Expanded utilization of synthetic environments to support efficacy, reduce costs and lower environmental impact.

Accelerated defence spending as a reflection of heightened need for readiness and preparedness in light of geopolitical tensions and focus on sovereign capability
According to the International Institute for Strategic Studies, global military expenditures grew to US$2.6 trillion in 2025, an increase of 3% when adjusting for inflation. In Canada, defence expenditures reached US$31.2 billion in 2025 or 2% of the GDP, which is expected to account for 5% by 2035, and U.S. defence spending reached US$921 billion. European defence expenditures reached US$563 billion, with Germany's increased spending driving the region's growth.

The European Union (EU) is progressing its Readiness 2030 (formerly ReArm Europe) agenda to mobilize up to €800 billion. The EU Commission announced in July 2025 the activation of the national escape clause of the Stability and Growth Pact, for four years, to offer additional budgetary space for defence spending, within the EU fiscal rules. Moreover, Security Action for Europe (SAFE) mechanism, which supports Readiness 2030 with €150 billion has proceeded to its next stage, as the approval of joint procurement projects concluded in mid-February 2026 moving on to the disbursement phase. Canada's defence industry will also benefit from its participation to the EU SAFE mechanism.

In the Middle East and North African regions, defence spending grew by 5%, reaching US$219 billion (excluding United States' Foreign Military Financing). Asia's aggregate spending was US$573 billion, up by 6% .

Expected stable demand on enduring platforms and increased opportunities on next-generation systems integrating training and operational technologies
We maintain a robust recurring business from our strong presence in enduring platforms, including long-term service contracts. Defence forces in mature markets are maximizing the potential of their existing platforms through upgrades, updates, and life extension programs of existing assets, which presents opportunities for simulator upgrades and training support services. Additionally, there is significant demand for enduring platforms such as the C-130, P-8, F-16, C295, MH-60R, NH90 and MQ-9 in global defence markets, necessitating new training systems and services. As defence forces gear up for next-generation platforms and increasingly engage in collaborative operations between manned and unmanned systems, opportunities continue to expand. Our global footprint with key defence customers and strategic partnerships with OEM providers such as Boeing, Lockheed Martin, Saab, Leonardo and Bell Textron uniquely position us to support next-generation platforms and facilitate a smooth transition from current to future training frameworks.

CAE Financial Report 2026 I 9

Management’s Discussion and Analysis

Maximization of efficiencies through outsourced training and support services
Defence forces and governments are continually exploring ways to improve efficiency and bolster readiness, enabling active‑duty personnel to concentrate on operational needs. A notable trend among defence forces is the outsourcing of various training and operational support services, including military training through flight training organizations. This strategy enhances throughput, making training programs more effective and scalable to accommodate a greater number of trainees. We expect this trend to persist, aligning with our long‑term strategy to expand recurring service offerings. We believe governments will increasingly turn to industry partners for training and operational support solutions, seeking faster delivery, reduced capital investment requirements, and improved readiness levels.

Increased industry competition straining military aviation recruitment, training and retention
The strong demand from the civil commercial and business aviation sectors have affected the recruitment, training and retention of military pilots. This challenge has prompted defence forces to explore various initiatives aimed at mitigating the pilot shortage, including modernization efforts focused on innovative training methods. Consequently, defence forces are evaluating the possibility of outsourcing instructor pilot roles and incorporating new technologies that improve the effectiveness and efficiency of pilot training. This approach not only increases training capacity but also opens new opportunities for our products, services and solutions.

Increased demand for integrated, network training systems to support multi-domain conflict readiness and crew and collective training
The changing geopolitical landscape and the need to prepare for a peer adversary, coupled with constraints in personnel and budget, have led defence forces worldwide to consider outsourcing the development, management and delivery of the training systems necessary for today’s complex operational environments. Increasingly, defence forces are considering a more integrated and holistic training approach across all domains. Defence forces seek to enhance efficiency, achieve cost savings, and foster integration and immersive training across multi-domain operations. As a training systems integrator, we utilize our leadership expertise to enhance enterprise training networks and provide comprehensive solutions that improve operational test and training infrastructure and supporting distributed mission training and multi‑domain operations.

Expanded utilization of synthetic environments to support efficacy, reduce costs and lower environmental impact
A key factor driving our expertise and capabilities is the growing adoption of synthetic environments across the defence community. More defence forces and governments are integrating synthetic environments into their training strategies to improve training effectiveness, reduce operational demands on platforms, mitigate risks associated with training and substantially lower costs. Additionally, synthetic training solutions help decrease our customers’ environmental impact by offering a safer alternative for multi‑domain training, significantly reducing the carbon footprint compared to traditional live training. Furthermore, when combined with artificial intelligence (AI) and cloud computing, these digitally immersive synthetic environments serve as valuable tools for planning, course of action analysis, and mission support.

10 I CAE Financial Report 2026

Management’s Discussion and Analysis

4.     FOREIGN EXCHANGE
We report all dollar amounts in Canadian dollars. We value assets, liabilities and transactions that are measured in foreign currencies using various exchange rates as required by IFRS.

The tables below show the variations of the closing and average exchange rates for the two main foreign currencies in which we operate.

We used the closing foreign exchange rates below to value our assets, liabilities and adjusted backlog in Canadian dollars at the end of each of the following periods:

			Increase /
As at March 31	2026	2025	(decrease)
U.S. dollar (US$ or USD)	1.39	1.44	(3%)
Euro (€ or EUR)	1.61	1.55	4%

We used the average quarterly and yearly foreign exchange rates below to value our revenues and expenses throughout the following periods:

			Increase /			Increase /
	Q4-2026	Q4-2025	(decrease)	FY2026	FY2025	(decrease)
U.S. dollar (US$ or USD)	1.37	1.43	(4%)	1.38	1.39	(1%)
Euro (€ or EUR)	1.61	1.51	7%	1.60	1.49	7%

For the three months ended March 31, 2026, the effect of translating the results of our foreign operations into Canadian dollars resulted in a decrease in revenue of $17.3 million and a decrease in adjusted segment operating income of $2.7 million, when compared to fiscal 2025. For fiscal 2026, the effect of translating the results of our foreign operations into Canadian dollars resulted in an increase in revenue of $33.1 million and an increase in adjusted segment operating income of $4.9 million, when compared to fiscal 2025. We calculated this by translating the current year’s foreign currency revenue and adjusted segment operating income of our foreign operations using the average monthly exchange rates from the previous year and comparing these adjusted amounts to our current year reported results. You will find more details about our foreign exchange exposure and hedging strategies in Section 9. "Business risk and uncertainty" of this MD&A. A sensitivity analysis for foreign currency risk is included in Note 31 of our consolidated financial statements.

CAE Financial Report 2026 I 11

Management’s Discussion and Analysis

5.     CONSOLIDATED RESULTS
5.1       Results from operations – fourth quarter of fiscal 2026

(amounts in millions, except per share amounts)	Q4-2026	Q3-2026	Q2-2026	Q1-2026	Q4-2025
Revenue	$1,326.7	1,252.1	1,236.6	1,098.6	1,275.4
Cost of sales	$925.7	889.9	917.3	790.3	884.7
Gross profit	$401.0	362.2	319.3	308.3	390.7
As a % of revenue(1)%	30.2	28.9	25.8	28.1	30.6
Research and development expenses	$44.3	26.0	37.0	36.7	21.4
Selling, general and administrative expenses	$154.9	161.7	148.3	159.4	164.1
Other (gains) and losses	$9.9	4.0	(5.4)	—	(9.6)
Share of after-tax profit of equity accounted investees	$(19.9)	(25.3)	(15.9)	(21.6)	(25.1)
Restructuring, integration and acquisition costs	$84.4	—	—	—	—
Operating income	$127.4	195.8	155.3	133.8	239.9
As a % of revenue(1)%	9.6	15.6	12.6	12.2	18.8
Finance expense – net	$46.5	54.1	56.9	54.6	56.5
Earnings before income taxes	$80.9	141.7	98.4	79.2	183.4
Income tax expense	$6.6	29.6	22.3	19.0	45.2
As a % of earnings before income taxes
(effective tax rate)%	8	21	23	24	25
Net income	$74.3	112.1	76.1	60.2	138.2
Attributable to:
Equity holders of the Company	$73.1	108.9	73.9	57.2	135.9
Non-controlling interests	$1.2	3.2	2.2	3.0	2.3
	$74.3	112.1	76.1	60.2	138.2
EPS attributable to equity holders of the Company
Basic and diluted	$0.23	0.34	0.23	0.18	0.42

Adjusted segment operating income(1)	$211.8	195.8	155.3	147.8	258.8
Adjusted net income(1)	$136.1	108.9	73.9	67.5	149.6
Adjusted EPS(1)	$0.42	0.34	0.23	0.21	0.47
(1) Non-IFRS financial measure, non-IFRS ratio, capital management measure, or supplementary financial measure. Refer to Section 11 “Non-IFRS and other financial measures and supplementary non-financial information” of this MD&A for the definitions and reconciliation of these measures to the most directly comparable measure under IFRS.

Revenue was $1,326.7 million this quarter, $51.3 million or 4% higher compared to the fourth quarter of fiscal 2025.
Revenue variances by segment were as follows:

(amounts in millions)
Three months ended March 31	2026	2025	Variance $	Variance %
Civil Aviation	$746.7	$728.4	$18.3	3%
Defense and Security	580.0	547.0	33.0	6%
Revenue	$1,326.7	$1,275.4	$51.3	4%

You will find more details in Section 6 "Results by segment" of this MD&A.

12 I CAE Financial Report 2026

Management’s Discussion and Analysis

Gross profit was $401.0 million this quarter, $10.3 million or 3% higher compared to the fourth quarter of fiscal 2025. Gross profit variances by segment were as follows:

(amounts in millions)
Three months ended March 31	2026	2025	Variance $	Variance %
Civil Aviation	$257.6	$272.4	$(14.8)	(5%)
Defense and Security	143.4	118.3	25.1	21%
Gross profit	$401.0	$390.7	$10.3	3%

You will find more details in Section 6 "Results by segment" of this MD&A.

Operating income was $127.4 million this quarter, $112.5 million or 47% lower compared to the fourth quarter of fiscal 2025. This period's operating income included restructuring costs of $84.4 million. Last year's operating income included costs related to shareholder matters of $10.6 million and executive management transition costs of $8.3 million. Operating income variances by segment were as follows:

(amounts in millions)
Three months ended March 31	2026	2025	Variance $	Variance %
Civil Aviation	$88.0	$197.4	$(109.4)	(55%)
Defense and Security	39.4	42.5	(3.1)	(7%)
Operating income	$127.4	$239.9	$(112.5)	(47%)

You will find more details on the reconciliation between operating income and adjusted segment operating income in Section 11.3 "Non-IFRS measure reconciliations" of this MD&A.

Adjusted segment operating income was $211.8 million this quarter, $47.0 million or 18% lower compared to the fourth quarter of fiscal 2025. Adjusted segment operating income variances by segment were as follows:

(amounts in millions)
Three months ended March 31	2026	2025	Variance $	Variance %
Civil Aviation	$152.4	$208.4	$(56.0)	(27%)
Defense and Security	59.4	50.4	9.0	18%
Adjusted segment operating income	$211.8	$258.8	$(47.0)	(18%)

You will find more details in Section 6 "Results by segment" of this MD&A.

Finance expense – net was $46.5 million this quarter, $10.0 million or 18% lower compared to the fourth quarter of fiscal 2025. The decrease was mainly due to lower finance expense on long-term debt due to a decreased level of borrowings during the period.

Income tax expense this quarter amounted to $6.6 million, representing an effective tax rate of 8%, compared to an effective tax rate of 25% last year. The adjusted effective tax rate on our adjusted net income was 17% this quarter compared to 25% in the fourth quarter of fiscal 2025. The decrease in the adjusted effective tax rate was mainly attributable to the mix of income from various jurisdictions.

CAE Financial Report 2026 I 13

Management’s Discussion and Analysis

5.2       Results from operations – fiscal 2026

(amounts in millions, except per share amounts)	FY2026	FY2025
Revenue	$4,914.0	4,707.9
Cost of sales	$3,523.2	3,407.8
Gross profit	$1,390.8	1,300.1
As a % of revenue(1)%	28.3	27.6
Research and development expenses	$144.0	123.2
Selling, general and administrative expenses	$624.3	565.4
Other (gains) and losses	$8.5	(13.3)
Share of after-tax profit of equity accounted investees	$(82.7)	(88.3)
Restructuring, integration and acquisition costs	$84.4	56.5
Gain on remeasurement of previously held equity interest	$—	(72.6)
Operating income	$612.3	729.2
As a % of revenue(1)%	12.5	15.5
Finance expense – net	$212.1	215.5
Earnings before income taxes	$400.2	513.7
Income tax expense	$77.5	98.7
As a % of earnings before income taxes (effective tax rate)%	19	19
Net income	$322.7	415.0
Attributable to:
Equity holders of the Company	$313.1	405.3
Non-controlling interests	$9.6	9.7
	$322.7	415.0
EPS attributable to equity holders of the Company
Basic	$0.98	1.27
Diluted	$0.97	1.27

Adjusted segment operating income(1)	$710.7	732.0
Adjusted net income(1)	$386.4	385.5
Adjusted EPS(1)	$1.20	1.21
(1) Non-IFRS financial measure, non-IFRS ratio, capital management measure, or supplementary financial measure. Refer to Section 11 “Non-IFRS and other financial measures and supplementary non-financial information” of this MD&A for the definitions and reconciliation of these measures to the most directly comparable measure under IFRS.

Revenue was $4,914.0 million this year, $206.1 million or 4% higher compared to last year. Revenue variances by segment were as follows:

(amounts in millions)
Years ended March 31	2026	2025	Variance $	Variance %
Civil Aviation	$2,741.6	$2,709.3	$32.3	1%
Defense and Security	2,172.4	1,998.6	173.8	9%
Revenue	$4,914.0	$4,707.9	$206.1	4%

You will find more details in Section 6 "Results by segment" of this MD&A.

Gross profit was $1,390.8 million this year, $90.7 million or 7% higher compared to last year. Gross profit variances by segment were as follows:

(amounts in millions)
Years ended March 31	2026	2025	Variance $	Variance %
Civil Aviation	$890.2	$883.6	$6.6	1%
Defense and Security	500.6	416.5	84.1	20%
Gross profit	$1,390.8	$1,300.1	$90.7	7%

You will find more details in Section 6 "Results by segment" of this MD&A.

14 I CAE Financial Report 2026

Management’s Discussion and Analysis

Operating income was $612.3 million this year, $116.9 million or 16% lower compared to last year. This period's operating income included executive management transition costs of $14.0 million and restructuring, integration and acquisition costs of $84.4 million. Last year's operating income included the gain on fair value remeasurement of SIMCOM of $72.6 million, costs related to shareholder matters of $10.6 million, executive management transition costs of $8.3 million and restructuring, integration and acquisition costs of $56.5 million. Operating income variances by segment were as follows:

(amounts in millions)
Years ended March 31	2026	2025	Variance $	Variance %
Civil Aviation	$437.9	$605.3	$(167.4)	(28%)
Defense and Security	174.4	123.9	50.5	41%
Operating income	$612.3	$729.2	$(116.9)	(16%)

You will find more details on the reconciliation between operating income and adjusted segment operating income in Section 11.3 "Non-IFRS measure reconciliations" of this MD&A.

Adjusted segment operating income was $710.7 million this year, $21.3 million or 3% lower compared to last year. Adjusted segment operating income variances by segment were as follows:

(amounts in millions)
Years ended March 31	2026	2025	Variance $	Variance %
Civil Aviation	$510.5	$581.5	$(71.0)	(12%)
Defense and Security	200.2	150.5	49.7	33%
Adjusted segment operating income	$710.7	$732.0	$(21.3)	(3%)
You will find more details in Section 6 "Results by segment" of this MD&A.

Finance expense – net was $212.1 million this year, $3.4 million or 2% lower compared to last year. The decrease was mainly due to lower finance expense on long-term debt due to a decreased level of borrowings during the period aligned with our deleveraging undertakings. The decrease was partially offset by additional finance expense on borrowings to finance the SIMCOM transaction in the third quarter of last year and higher finance expense on lease liabilities in support of training network expansions.

Income tax expense this year amounted to $77.5 million, representing an effective tax rate of 19% compared to an effective tax rate of 19% last year. The adjusted effective tax rate on our adjusted net income was 21% this year compared to 23% last year. The decrease in the adjusted effective tax rate was mainly attributable to the mix of income from various jurisdictions.

On July 4, 2025, a reconciliation bill titled “An Act to provide for reconciliation pursuant to title II of H. Con. Res 14” was signed into U.S. federal law. The reconciliation bill addresses numerous spending policies and also makes several adjustments to current tax law, including an increase to the base erosion and anti-abuse tax (BEAT) rate starting in calendar 2026, reinstating full deduction of U.S. qualified R&D expenditures starting in calendar 2025, permanently restoring the ability for immediate deduction of new investments in certain qualified depreciable assets made after January 19, 2025, and providing a higher deduction limitation for net interest expense starting in calendar 2025. This enactment had no material impact on our overall income tax expense nor on the effective tax rate.
CAE Financial Report 2026 I 15

Management’s Discussion and Analysis

5.3       Restructuring, integration and acquisition costs

	FY2026	FY2025	Q4-2026	Q4-2025
Impairment of non-financial assets – net	$58.9	$5.2	$58.9	$—
Severances and other employee related costs	13.2	33.9	13.2	—
Integration and acquisition costs	—	11.5	—	—
Other costs	12.3	5.9	12.3	—
Total restructuring, integration and acquisition costs	$84.4	$56.5	$84.4	$—

Year ended March 31, 2026
On November 11, 2025, we announced a transformation plan to simplify our structure, sharpen our focus and strengthen execution. The transformation focuses on streamlining our organizational structure, assessing our portfolio, tightening our capital discipline, and optimizing our operational performance. As a result of these measures, we expect to record approximately $200 million to $250 million of total expenses for this transformation plan, with the majority to be incurred in fiscal 2026 and fiscal 2027, and realize annual recurring savings of approximately $125 million to $150 million through fiscal 2030. In fiscal 2026, costs related to this program totalled $84.4 million and included $58.9 million of impairment of non-financial assets and $13.2 million of severances and other employee related costs. Impairment of non‑financial assets included impairments of capitalized development costs principally within Civil Aviation of $31.9 million related to technologies no longer aligned with the Company’s strategic focus, inventory write‑downs of $9.7 million within Civil Aviation and $8.0 million within Defense and Security associated with revised product designs and manufacturing requirements and the Company’s portfolio simplification, as well as impairments of simulators within Civil Aviation of $9.3 million.

Year ended March 31, 2025
During the fourth quarter of fiscal 2024, we announced that we would streamline our operating model and portfolio, optimize our cost structure and create efficiencies. This restructuring program was completed in the second quarter of fiscal 2025. In fiscal 2025, costs related to this program totalled $40.6 million and included $29.4 million of severances and other employee related costs and $5.2 million of impairment of non-financial assets. Impairment of non-financial assets primarily included the impairment of property, plant and equipment, intangible assets and right‑of‑use assets related to the termination of certain product offerings within the Civil Aviation segment.

In the second quarter of fiscal 2025, the integration activities associated with the fiscal 2022 acquisition of Sabre’s AirCentre airline operations portfolio (AirCentre) were completed. For the year ended March 31, 2025, restructuring, integration and acquisition costs associated with AirCentre amounted to $15.9 million.

5.4       Executive management transition costs
In November 2024, the Company announced its Chief Executive Officer (CEO) succession plan whereby the then-current CEO, Marc Parent, would leave the Company at the Annual and Special Meeting of Shareholders held on August 13, 2025. The CEO's terms of departure were finalized during the fourth quarter of fiscal 2025 and included non-compete and non-solicitation covenants, as well as other terms that were generally consistent with the previously agreed‑upon employment arrangement which remained in force until the departure date.

On June 2, 2025, we announced that at the conclusion of a rigorous global selection process, the Board, on the advice of the Company’s CEO Search Committee, unanimously appointed Matthew Bromberg as President and Chief Executive Officer of CAE, effective August 13, 2025. Mr. Bromberg joined CAE on June 16, 2025 as Incoming President and CEO, and worked closely with Mr. Parent throughout the transition to ensure continuity and a smooth handover of leadership responsibilities. Concurrently with Mr. Bromberg’s appointment, and following their election at the 2025 Annual and Special Meeting of Shareholders, Calin Rovinescu became Executive Chairman of the Board and Sophie Brochu became Lead Independent Director.

During fiscal 2026, the Company incurred $14.0 million (2025 – $8.3 million) of executive management transition costs, including $11.4 million (2025 – $6.3 million) related to the CEO's terms of departure, representing accrued expenses to the then-current CEO, and $2.6 million (2025 – $2.0 million) of other costs. These costs are recorded in selling, general and administrative expenses. The Company has not incurred any significant additional executive management transition costs subsequent to the first quarter of fiscal 2026.

5.5       Shareholder matters
In December 2024, we received a public letter from shareholder Browning West, LP requesting that CAE's Board engage with them on the recruitment process to identify our next CEO. In February 2025, we announced changes to our Board that included the appointment of four new directors and the concurrent retirement of four directors, including the Chair of the Board. In connection with these changes, we entered into a customary nomination rights agreement with the Caisse de dépôt et placement du Québec, one of our largest shareholders, and a customary cooperation and standstill agreement with Browning West, LP.

During fiscal 2025, we incurred one-time costs of approximately $10.6 million related to the above shareholder matters, consisting primarily of external advisory fees. These costs are recorded in selling, general and administrative expenses.

16 I CAE Financial Report 2026

Management’s Discussion and Analysis

5.6       Consolidated adjusted order intake and adjusted backlog

(amounts in millions)	Civil Aviation		Defense and Security		Total
Three months ended March 31	2026	2025	2026	2025	2026	2025
Obligated backlog(1), beginning of period	$7,546.6	$8,089.4	$5,627.1	$5,436.3	$13,173.7	$13,525.7
'+ adjusted order intake(1)	965.2	741.8	646.1	595.7	1,611.3	1,337.5
- revenue	(746.7)	(728.4)	(580.0)	(547.0)	(1,326.7)	(1,275.4)
+ / - adjustments	(4.8)	62.2	39.3	78.5	34.5	140.7
Obligated backlog(1), end of period	$7,760.3	$8,165.0	$5,732.5	$5,563.5	$13,492.8	$13,728.5
Joint venture backlog(1) (all obligated)	676.9	681.6	3,357.7	3,681.7	4,034.6	4,363.3
Unfunded backlog and options(1)	—	—	1,731.2	2,050.4	1,731.2	2,050.4
Adjusted backlog(1)	$8,437.2	$8,846.6	$10,821.4	$11,295.6	$19,258.6	$20,142.2

(amounts in millions)	Civil Aviation		Defense and Security		Total
Years ended March 31	2026	2025	2026	2025	2026	2025
Obligated backlog(1), beginning of period	$8,165.0	$6,107.5	$5,563.5	$3,407.8	$13,728.5	$9,515.3
'+ adjusted order intake(1)	2,641.8	3,717.4	2,384.4	3,986.1	5,026.2	7,703.5
- revenue	(2,741.6)	(2,709.3)	(2,172.4)	(1,998.6)	(4,914.0)	(4,707.9)
+ / - adjustments	(304.9)	1,049.4	(43.0)	168.2	(347.9)	1,217.6
Obligated backlog(1), end of period	$7,760.3	$8,165.0	$5,732.5	$5,563.5	$13,492.8	$13,728.5
Joint venture backlog(1) (all obligated)	676.9	681.6	3,357.7	3,681.7	4,034.6	4,363.3
Unfunded backlog and options(1)	—	—	1,731.2	2,050.4	1,731.2	2,050.4
Adjusted backlog(1)	$8,437.2	$8,846.6	$10,821.4	$11,295.6	$19,258.6	$20,142.2
(1) Non-IFRS financial measure, non-IFRS ratio, capital management measure, or supplementary financial measure. Refer to Section 11 “Non-IFRS and other financial measures and supplementary non-financial information” of this MD&A for the definitions and reconciliation of these measures to the most directly comparable measure under IFRS.

The book-to-sales ratio for the quarter was 1.21x. The ratio for the last 12 months was 1.02x.

You will find more details in Section 6 "Results by segment" of this MD&A.

CAE Financial Report 2026 I 17

Management’s Discussion and Analysis

6.     RESULTS BY SEGMENT
We manage our business and report our results in two segments:
–Civil Aviation;
–Defense and Security.

The method used for the allocation of assets jointly used by the operating segments and costs and liabilities jointly incurred (mostly corporate costs) between operating segments is based on the level of consumption when determinable and measurable, otherwise the allocation is based on a proportion of each segment’s cost of sales and revenue.

Unless otherwise indicated, elements within our segment revenue and adjusted segment operating income analysis are presented in order of magnitude.

6.1       Civil Aviation

FINANCIAL RESULTS

(amounts in millions)	FY2026	FY2025	Q4-2026	Q3-2026	Q2-2026	Q1-2026	Q4-2025
Revenue	$2,741.6	2,709.3	746.7	717.2	670.0	607.7	728.4
Gross profit	$890.2	883.6	257.6	232.9	198.6	201.1	272.4
As a % of revenue(1)%	32.5	32.6	34.5	32.5	29.6	33.1	37.4
Operating income	$437.9	605.3	88.0	141.8	108.7	99.4	197.4
Adjusted segment operating income(1)	$510.5	581.5	152.4	141.8	108.7	107.6	208.4
As a % of revenue(1)%	18.6	21.5	20.4	19.8	16.2	17.7	28.6
Depreciation and amortization	$351.0	312.4	89.3	88.1	86.7	86.9	84.3
Property, plant and equipment
expenditures	$163.7	229.7	23.5	29.0	48.3	62.9	62.6
Intangible asset expenditures	$60.0	66.6	16.7	9.7	15.9	17.7	13.9
Invested capital(1)	$5,766.5	5,894.3	5,766.5	5,691.8	5,913.9	5,838.0	5,894.3
Adjusted backlog(1)	$8,437.2	8,846.6	8,437.2	8,227.8	8,477.1	8,379.8	8,846.6

Supplementary non-financial information
Simulator equivalent unit	301	286	305	305	297	298	298
FFSs in CAE's network	371	363	371	373	369	367	363
Utilization rate %	70	74	73	71	64	71	75
FFS deliveries	52	61	17	15	12	8	15
(1) Non-IFRS financial measure, non-IFRS ratio, capital management measure, or supplementary financial measure. Refer to Section 11 “Non-IFRS and other financial measures and supplementary non-financial information” of this MD&A for the definitions and reconciliation of these measures to the most directly comparable measure under IFRS.

Revenue was $746.7 million this quarter, $18.3 million or 3% higher compared to the fourth quarter of fiscal 2025. The increase compared to the fourth quarter of fiscal 2025 was mainly due to higher revenue recognized from simulator sales, driven by higher deliveries combined with a more favourable mix of product solutions, and higher revenue from used simulator sales across our network, predominantly structured as finance lease arrangements. The increase was partially offset by lower utilization on reduced initial training demand in business training services and lower revenue from airline operations digital solutions.

Revenue was $2,741.6 million this year, $32.3 million or 1% higher compared to last year. The increase compared to last year was mainly due to the consolidation into our results of SIMCOM following the increase in our ownership stake in the third quarter of last year and higher revenue from used simulator sales across our network, predominantly structured as finance lease arrangements and reflecting the timing of discrete asset dispositions during the period. The increase was partially offset by lower revenue recognized from simulator sales, driven by lower deliveries, and lower utilization on reduced initial training demand in business and commercial training services.

Gross profit was $257.6 million this quarter, $14.8 million or 5% lower compared to the fourth quarter of fiscal 2025. The decrease was mainly due to a lower contribution from business training services, driven by lower utilization on reduced initial training demand and a lower contribution from airline operations digital solutions. The decrease was partially offset by a higher contribution from simulator sales driven by higher deliveries and a more favourable mix of product solutions.

18 I CAE Financial Report 2026

Management’s Discussion and Analysis

Gross profit was $890.2 million this year, $6.6 million higher compared to last year. The increase compared to last year was mainly due to the consolidation into our results of SIMCOM following the increase in our ownership stake in the third quarter of last year and a higher contribution from used simulator sales across our network, predominantly structured as finance lease arrangements and reflecting the timing of discrete asset dispositions during the period. The increase was partially offset by a lower contribution from business and commercial training services, driven by lower utilization on reduced initial training demand and higher depreciation and amortization costs following an intensive, multi-year deployment schedule to support organic training centre growth. The contribution from simulator sales remained stable with lower deliveries being offset by a more favourable mix of product solutions.

Adjusted segment operating income was $152.4 million this quarter, $56.0 million or 27% lower compared to the fourth quarter of fiscal 2025. The decrease compared to the fourth quarter of fiscal 2025 was mainly due to a lower contribution from business training services, driven by lower utilization on reduced initial training demand, higher credit-related charges on financial assets, a lower contribution from airline operations digital solutions, higher net research and development costs, including the impact of accelerated government contributions received last year, lower profitability in our joint ventures primarily due to the impacts from the military conflicts in the Middle East and a gain on disposal of property, plant and equipment recognized last year. The decrease was partially offset by a higher contribution from simulator sales driven by higher deliveries and a more favourable mix of product solutions.

Adjusted segment operating income was $510.5 million this year, $71.0 million or 12% lower compared to last year. The decrease compared to last year was mainly due to a lower contribution from business and commercial training services, driven by lower utilization on reduced initial training demand and higher depreciation and amortization costs following an intensive, multi-year deployment schedule to support organic training centre growth, higher selling, general and administrative expenses, higher credit‑related charges on financial assets and higher net research and development costs, including the impact of accelerated government contributions received last year. The decrease was partially offset by the consolidation into our results of SIMCOM following the increase in our ownership stake in the third quarter of last year and a higher contribution from used simulator sales across our network, predominantly structured as finance lease arrangements and reflecting the timing of discrete asset dispositions during the period. The contribution from simulator sales remained stable with lower deliveries being offset by a more favourable mix of product solutions.

You will find more details on the reconciliation between operating income and adjusted segment operating income in Section 11.3 "Non-IFRS measure reconciliations" of this MD&A.

Property, plant and equipment expenditures were $23.5 million this quarter and $163.7 million for the year. Growth capital expenditures were $16.0 million for the quarter and $117.0 million for the year. Maintenance capital expenditures were $7.5 million for the quarter and $46.7 million for the year.

Invested capital increased by $74.7 million compared to last quarter and decreased by $127.8 million compared to last year. The increase compared to last quarter was mainly due to a higher investment in non-cash working capital and movements in foreign exchange rates, partially offset by lower intangible assets and lower property, plant and equipment including impairment charges incurred related to the transformation plan.

The decrease compared to last year was mainly due to lower intangible assets, movements in foreign exchange rates and lower property, plant and equipment, partially offset by a higher investment in non-cash working capital.

Adjusted backlog

	Three months ended		Years ended
	March 31		March 31
(amounts in millions)	2026	2025	2026	2025
Obligated backlog(1), beginning of period	$7,546.6	$8,089.4	$8,165.0	$6,107.5
+ adjusted order intake(1)	965.2	741.8	2,641.8	3,717.4
- revenue	(746.7)	(728.4)	(2,741.6)	(2,709.3)
+ / - adjustments	(4.8)	62.2	(304.9)	1,049.4
Obligated backlog(1), end of period	$7,760.3	$8,165.0	$7,760.3	$8,165.0
Joint venture backlog(1) (all obligated)	676.9	681.6	676.9	681.6
Adjusted backlog(1)	$8,437.2	$8,846.6	$8,437.2	$8,846.6
(1) Non-IFRS financial measure, non-IFRS ratio, capital management measure, or supplementary financial measure. Refer to Section 11 “Non-IFRS and other financial measures and supplementary non-financial information” of this MD&A for the definitions and reconciliation of these measures to the most directly comparable measure under IFRS.

Adjusted order intake included contracts for 20 FFSs sold in the quarter, bringing the FFS order intake for the fiscal year to 42 FFSs.

Fiscal 2026 adjustments were mainly due to contract cancellations and foreign exchange movements.

This quarter's book-to-sales ratio was 1.29x. The ratio for the last 12 months was 0.96x.
CAE Financial Report 2026 I 19

Management’s Discussion and Analysis

6.2       Defense and Security

FINANCIAL RESULTS

(amounts in millions)	FY2026	FY2025	Q4-2026	Q3-2026	Q2-2026	Q1-2026	Q4-2025
Revenue	$2,172.4	1,998.6	580.0	534.9	566.6	490.9	547.0
Gross profit	$500.6	416.5	143.4	129.3	120.7	107.2	118.3
As a % of revenue(1)%	23.0	20.8	24.7	24.2	21.3	21.8	21.6
Operating income	$174.4	123.9	39.4	54.0	46.6	34.4	42.5
Adjusted segment operating income(1)	$200.2	150.5	59.4	54.0	46.6	40.2	50.4
As a % of revenue(1)%	9.2	7.5	10.2	10.1	8.2	8.2	9.2
Depreciation and amortization	$109.1	102.3	27.6	27.4	27.3	26.8	26.2
Property, plant and equipment
expenditures	$124.1	126.5	19.2	21.6	39.3	44.0	46.4
Intangible asset expenditures	$13.7	21.3	1.8	3.1	4.1	4.7	3.7
Invested capital(1)	$1,971.6	1,991.3	1,971.6	2,004.0	2,096.9	2,062.2	1,991.3
Adjusted backlog(1)	$10,821.4	11,295.6	10,821.4	10,966.1	11,160.0	11,104.3	11,295.6
(1) Non-IFRS financial measure, non-IFRS ratio, capital management measure, or supplementary financial measure. Refer to Section 11 “Non-IFRS and other financial measures and supplementary non-financial information” of this MD&A for the definitions and reconciliation of these measures to the most directly comparable measure under IFRS.

Revenue was $580.0 million this quarter, $33.0 million or 6% higher compared to the fourth quarter of fiscal 2025. The increase compared to the fourth quarter of fiscal 2025 was mainly due to higher revenue in North America, reflecting increased activity on new program awards and the ramp up of recently awarded contracts in the U.S. and Canada.

Revenue was $2,172.4 million this year, $173.8 million or 9% higher compared to last year. The increase compared to last year was mainly due to higher revenue in North America, reflecting increased activity on new program awards and the ramp up of recently awarded contracts in the U.S. and Canada, and higher revenue from products recognized upon delivery. This was partially offset by the completion of certain lower margin U.S. programs.

Gross profit was $143.4 million this quarter, $25.1 million or 21% higher compared to the fourth quarter of fiscal 2025. The increase compared to the fourth quarter of fiscal 2025 was mainly due to higher profitability and activity on our contracts in the U.S. and Canada, reflecting a more favourable mix of product contracts, and operational efficiencies achieved through the completion of certain lower margin U.S. programs.

Gross profit was $500.6 million this year, $84.1 million or 20% higher compared to last year. The increase compared to last year was mainly due to higher profitability and activity on new higher margin program awards and the ramp up of recently awarded contracts in the U.S. and Canada, reflecting a more favourable mix of product contracts. The increase was also due to operational efficiencies achieved through the completion of certain lower margin U.S. programs.

Adjusted segment operating income was $59.4 million this quarter, $9.0 million or 18% higher compared to the fourth quarter of fiscal 2025. The increase compared to the fourth quarter of fiscal 2025 was mainly due to higher profitability and activity on our contracts in the U.S. and Canada, reflecting a more favourable mix of product contracts, and operational efficiencies achieved through the completion of certain lower margin U.S. programs. The increase was partially offset by higher net research and development expenses, including the impact of accelerated government contributions received last year, and higher selling, general and administrative expenses.

Adjusted segment operating income was $200.2 million this year, $49.7 million or 33% higher compared to last year. The increase compared to last year was mainly due to higher profitability and activity on new higher margin program awards and the ramp up of recently awarded contracts in the U.S. and Canada, reflecting a more favourable mix of product contracts. The increase was also due to operational efficiencies achieved through the completion of certain lower margin U.S. programs, and partially offset by higher selling, general and administrative expenses.

You will find more details on the reconciliation between operating income and adjusted segment operating income in Section 11.3 "Non-IFRS measure reconciliations" of this MD&A.

20 I CAE Financial Report 2026

Management’s Discussion and Analysis

Property, plant and equipment expenditures were $19.2 million this quarter and $124.1 million for the year. Growth capital expenditures were $14.5 million for the quarter and $105.7 million for the year. Maintenance capital expenditures were $4.7 million for the quarter and $18.4 million for the year.

Invested capital decreased by $32.4 million compared to last quarter and by $19.7 million compared to last year. The decrease compared to last quarter was mainly due to a lower investment in non-cash working capital, partially offset by movements in foreign exchange rates.

The decrease compared to last year was mainly due to movements in foreign exchange rates and lower intangible assets, partially offset by higher property, plant and equipment.

Additional information pertaining to Defense and Security contracts
Within the Defense and Security segment, we have a number of fixed-price contracts which offer certain potential advantages and efficiencies but can also be negatively impacted by adverse changes to general economic conditions, including unforeseen supply chain disruptions, inflationary pressures, availability of labour and execution difficulties. These risks can result in cost overruns and reduced profit margins or losses. While these risks can often be managed or mitigated, there were eight distinct legacy contracts entered into prior to the COVID-19 pandemic that are fixed-price in structure, with little to no provision for cost escalation, and that have been more significantly impacted by these risks (the Legacy Contracts). Although only a small fraction of the current business, they disproportionately impacted overall Defense and Security profitability in previous fiscal years. As of March 31, 2026, we have completed four of the Legacy Contracts, and the impact of the ongoing execution of the remaining Legacy Contracts on the Defense and Security profitability is no longer expected to be material. Management is continuing to monitor the remaining Legacy Contracts as a separate group and will continue to take appropriate measures as may be necessary in the future to mitigate the cost pressures associated with them. For further details regarding the risks associated with CAE's program management and execution and its fixed price and long-term supply contracts, refer to Section 9 “Business risk and uncertainty” of this MD&A.

Adjusted backlog

	Three months ended		Years ended
	March 31		March 31
(amounts in millions)	2026	2025	2026	2025
Obligated backlog(1), beginning of period	$5,627.1	$5,436.3	$5,563.5	$3,407.8
'+ adjusted order intake(1)	646.1	595.7	2,384.4	3,986.1
- revenue	(580.0)	(547.0)	(2,172.4)	(1,998.6)
+ / - adjustments	39.3	78.5	(43.0)	168.2
Obligated backlog(1), end of period	$5,732.5	$5,563.5	$5,732.5	$5,563.5
Joint venture backlog(1) (all obligated)	3,357.7	3,681.7	3,357.7	3,681.7
Unfunded backlog and options(1)	1,731.2	2,050.4	1,731.2	2,050.4
Adjusted backlog(1)	$10,821.4	$11,295.6	$10,821.4	$11,295.6
(1) Non-IFRS financial measure, non-IFRS ratio, capital management measure, or supplementary financial measure. Refer to Section 11 “Non-IFRS and other financial measures and supplementary non-financial information” of this MD&A for the definitions and reconciliation of these measures to the most directly comparable measure under IFRS.

Fiscal 2026 adjustments were mainly due to the revaluation of prior year contracts.

This quarter's book-to-sales ratio was 1.11x. The ratio for the last 12 months was 1.10x.

In fiscal 2026, $563.0 million was added to the unfunded backlog and $723.8 million was transferred to obligated backlog.

CAE Financial Report 2026 I 21

Management’s Discussion and Analysis

7.     CONSOLIDATED CASH MOVEMENTS AND LIQUIDITY
We manage liquidity and regularly monitor the factors that could affect it, including:
–Cash generated from operations, including timing of milestone payments and management of working capital;
–Capital expenditure requirements;
–Scheduled repayments of long-term debt obligations, our credit capacity and expected future debt market conditions.

7.1       Consolidated cash movements

	Three months ended		Years ended
	March 31		March 31
(amounts in millions)	2026	2025	2026	2025
Cash provided by operating activities*	$231.6	$233.8	$829.6	$699.4
Changes in non-cash working capital	(46.0)	88.9	(37.7)	197.1
Net cash provided by operating activities	$185.6	$322.7	$791.9	$896.5
Maintenance capital expenditures(1)	(12.2)	(27.6)	(65.1)	(84.2)
Intangible assets expenditures excluding capitalized development costs	(1.3)	(3.8)	(11.4)	(20.9)
Proceeds from the disposal of property, plant and equipment	0.3	16.1	5.4	19.4
Net payments to equity accounted investees	(7.3)	(14.0)	(31.6)	(19.0)
Dividends received from equity accounted investees	18.6	—	79.6	28.7
Other investing activities	(1.0)	(4.0)	(10.0)	(6.6)
Free cash flow before growth expenditures	$182.7	$289.4	$758.8	$813.9
Growth capital expenditures(1)	(30.5)	(81.4)	(222.7)	(272.0)
Capitalized development costs	(17.2)	(13.8)	(62.3)	(67.0)
Free cash flow(1)	$135.0	$194.2	$473.8	$474.9
Net proceeds from the issuance of common shares	4.3	16.9	46.3	67.1
Repurchase and cancellation of common shares	(3.1)	—	(7.0)	(21.3)
Business combinations, net of cash acquired	—	—	—	(308.0)
Other cash movements, net	(0.2)	(0.1)	(2.7)	(3.6)
Effect of foreign exchange rate changes on cash and cash equivalents	1.6	6.7	(1.2)	19.2
Net change in cash before proceeds and repayment of long-term debt	$137.6	$217.7	$509.2	$228.3
* before changes in non-cash working capital
(1) Non-IFRS financial measure, non-IFRS ratio, capital management measure, or supplementary financial measure. Refer to Section 11 “Non-IFRS and other financial measures and supplementary non-financial information” of this MD&A for the definitions and reconciliation of these measures to the most directly comparable measure under IFRS.

Net cash from operating activities was $185.6 million this quarter, $137.1 million lower compared to the fourth quarter of fiscal 2025. The decrease was mainly due to changes in non-cash working capital, driven by lower accounts payable and accrued liabilities.

Net cash from operating activities was $791.9 million this year, $104.6 million lower than last year. The decrease was mainly due to changes in non-cash working capital, partially offset by higher net income adjusted for non-cash items. The changes in non‑cash working capital primarily resulted from lower accounts payable and accrued liabilities.

Free cash flow was $135.0 million this quarter, $59.2 million lower compared to the fourth quarter of fiscal 2025. The decrease was mainly due to changes in non-cash working capital, driven by lower accounts payable and accrued liabilities, partially offset by lower capital expenditures and higher dividends received from equity accounted investees.

Free cash flow was $473.8 million this year, $1.1 million lower than last year. The decrease was mainly due to changes in non‑cash working capital, partially offset by higher net income adjusted for non‑cash items, lower capital expenditures and higher dividends received from equity accounted investees. The changes in non-cash working capital primarily resulted from lower accounts payable and accrued liabilities.
22 I CAE Financial Report 2026

Management’s Discussion and Analysis

7.2       Sources of liquidity

We have a committed unsecured revolving credit facility at floating rates, provided by a syndicate of lenders. In June 2025, we extended the maturity date of this facility by two years, until June 2030. The total amount available through this revolving credit facility as at March 31, 2026 was US$1.0 billion (2025 – US$1.0 billion). We and some of our subsidiaries can borrow funds directly from this credit facility to cover operating and general corporate expenses and to issue letters of credit up to a maximum of US$400.0 million (2025 – US$400.0 million). There was no amount drawn under the facility as at March 31, 2026 (2025 – nil), and US$16.1 million used for letters of credit (2025 ‑ US$14.1 million). The applicable interest rate on this revolving credit facility is variable, based on the bank’s prime rate, bankers’ acceptance rates or SOFR plus a margin based on CAE's credit rating.

We manage several bilateral facilities for the issuance of performance bonds, advance payment guarantees or similar instruments. Some of these facilities are covered by an unsecured Export Development Canada Performance Security Guarantee (PSG) for up to US$225.0 million (2025 – US$225.0 million). As at March 31, 2026, the total outstanding for these instruments under the PSG was $176.2 million (2025 – $211.8 million).

We manage an uncommitted receivable purchase facility of up to US$400.0 million (2025 – US$400.0 million), in which we sell interests in certain of our accounts receivable to third parties for cash consideration. As at March 31, 2026, the carrying amount of the original accounts receivable sold to financial institutions pursuant to the receivable purchase facility totalled $399.1 million (2025 – $453.6 million) of which $51.7 million (2025 – $39.9 million), corresponding to the extent of our continuing involvement, remains in accounts receivable with a corresponding liability included in accounts payable and accrued liabilities.

We have established supplier finance arrangements offered by some of our subsidiaries to certain key suppliers. Under these arrangements, we have the ability to submit supplier invoices, at our own discretion, to our financial institution who pays the supplier and allows us to extend our payment terms by 55 to 85 days. We pay the invoice amount and a service fee to the financial institution in accordance with the extended due dates. As at March 31, 2026, the carrying amount of accounts payable trade for this arrangement totalled nil (2025 – $73.3 million).

We have certain debt agreements which require the maintenance of standard financial covenants, which we are required to maintain compliance with at all times. As at March 31, 2026, we are compliant with all our financial covenants.

The following table summarizes the long-term debt:

	As at March 31	As at March 31
(amounts in millions)	2026	2025
Total long-term debt	$3,234.2	$3,470.4
Less:
Current portion of long-term debt	183.8	277.9
Current portion of lease liabilities	68.2	121.1
Long-term portion of long-term debt	$2,982.2	$3,071.4

Credit rating
On March 17, 2026, S&P Global Ratings revised CAE's outlook to stable from negative and reaffirmed CAE's credit rating of BBB-.

Term loans
In May 2025, we prepaid a US$125.0 million unsecured term loan due in July 2025.

In June 2025, we extended the maturity date of our US$200.0 million syndicated term loan, bearing interest at a variable rate, until June 2027. In February 2026, we converted this loan to a Canadian dollar loan valued at $273.3 million, with no changes to the maturity date.

In June 2025, we entered into an unsecured term loan agreement amounting to US$50.0 million maturing in June 2027, bearing interest at a variable rate. Proceeds from this term loan have been principally used to repay other various debt bearing higher interest rates.

Pension obligations
We maintain defined benefit and defined contribution pension plans. Our defined benefit pension plans are considered sufficiently funded. We expect to pay employer contributions and benefits of $28.3 million in fiscal 2027.

7.3       Government participation

We have agreements with various governments whereby the latter contribute a portion of the cost, based on expenditures incurred by CAE, of certain R&D programs for modeling, simulation and training services technology.

You will find more details in Note 27 of our consolidated financial statements.
CAE Financial Report 2026 I 23

Management’s Discussion and Analysis

7.4       Contingencies and commitments

Contingencies
From time to time, CAE is involved in legal proceedings, audits, litigations and claims arising in the ordinary course of our business. We operate in a highly regulated environment across many jurisdictions and is subject to, without limitation, laws and regulations relating to import-export controls, trade sanctions, anti-corruption, national security and aviation safety of each country. In addition, contracts with government agencies are subject to procurement regulations and other specific legal requirements. We are also required to comply with tax laws and regulations of any country in which we operate.

We are subject to investigations and audits from various government and regulatory agencies. In addition, CAE may identify, investigate, remediate and voluntarily disclose potential non-compliance with those laws and regulations. As a result, we can be subject to potential liabilities associated with those matters. Although it is possible that liabilities may be incurred in instances for which no accruals have been made, we do not believe that the ultimate outcome of these matters will have a material impact on our consolidated financial statements.

Dispute relating to final price adjustments for the sale of CAE’s Healthcare business
During the fourth quarter of fiscal 2024, we closed the sale of our Healthcare business to Madison Industries. The total consideration is subject to post-closing price adjustments, including on account of working capital. At the time of issuance of the consolidated financial statements, we are still engaged in a dispute with Madison Industries, which initially claimed up to approximately $60 million in final price adjustments. To date, no price adjustment has been agreed to or awarded in favour of the purchaser, and a limited number of items remain in dispute, representing an amount of approximately $15 million. Price adjustments in favour of the purchaser, if any, are not expected to exceed this amount and are not expected to exceed the amounts still outstanding and receivable from the purchaser.

Given the uncertainty regarding whether any amount will ultimately be payable in connection with the dispute, and as we continue to believe that there are strong grounds for defence and are vigorously defending our position, no amount has been recognized in our financial statements for any potential losses arising from this dispute as at March 31, 2026.

Class action proceeding
On July 16, 2024, the Company was served with an Application for authorization to bring an action pursuant to Section 225.4 of the Securities Act (Québec) and application for authorization to institute a class action before the Superior Court of Québec in the district of Montréal against the Company and certain of the Company’s officers. The class action, if authorized, would be brought on behalf of purchasers of the Company's common shares and is based upon allegations that the defendants made false and/or misleading statements to the public and seeks unspecified damages.

The class action requires authorization from the Court before it can move forward. Until it is authorized, there are no monetary claims pending against the defendants in the context of this Court proceeding. The defendants have strong legal defences to this Court proceeding and intend to defend the case vigorously. While the proceeding remains in preliminary stages and it is not possible to predict the final outcome or the timing of this Court proceeding, the Company has ascertained that substantially all of any amount payable under the proceeding would be insurable and any uninsured amounts payable by the Company have been adequately provisioned in the Company’s financial statements.

Commitments
We enter into contractual obligations and commercial commitments in the normal course of our business. The table below represents our contractual obligations and commitments for the next five fiscal years and thereafter:

(amounts in millions)	2027	2028	2029	2030	2031	Thereafter	Total
Long-term debt (excluding interest)	$183.9	$476.3	$653.0	$123.2	$235.8	$799.8	$2,472.0
Lease liabilities	112.3	103.2	113.4	82.0	110.9	651.9	1,173.7
Purchase commitments	320.9	138.2	76.1	45.9	33.8	63.7	678.6
	$617.1	$717.7	$842.5	$251.1	$380.5	$1,515.4	$4,324.3

We have purchase commitments related to agreements that are enforceable and legally binding. Most are agreements with subcontractors to provide services for long-term contracts that we have with our clients. The terms of the agreements are significant because they set out obligations to buy goods or services in fixed or minimum amounts, at fixed, minimum or variable prices and at various points in time.

As at March 31, 2026, we had other long-term liabilities that are not included in the table above such as employee benefits obligations and deferred tax liabilities. CAE’s cash obligation in respect of the employee benefits obligations depends on various elements including market returns, actuarial gains and losses and interest rates. We did not include deferred tax liabilities since future payments of income taxes depend on the amount of taxable earnings and on whether there are tax loss carry‑forwards available.
24 I CAE Financial Report 2026

Management’s Discussion and Analysis

8.     CONSOLIDATED FINANCIAL POSITION
8.1       Consolidated invested capital

	As at March 31	As at March 31
(amounts in millions)	2026	2025
Current assets	$2,265.2	$2,143.6
Less: cash and cash equivalents	(552.4)	(293.7)
Current liabilities	(2,361.3)	(2,686.5)
Less: current portion of long-term debt	252.0	399.0
Non-cash working capital(1)	$(396.5)	$(437.6)
Property, plant and equipment	2,993.0	2,989.5
Intangible assets	3,692.2	3,871.0
Other long-term assets	2,197.4	2,209.7
Other long-term liabilities	(416.2)	(479.9)
Invested capital(1)	$8,069.9	$8,152.7
(1) Non-IFRS financial measure, non-IFRS ratio, capital management measure, or supplementary financial measure. Refer to Section 11 “Non-IFRS and other financial measures and supplementary non-financial information” of this MD&A for the definitions and reconciliation of these measures to the most directly comparable measure under IFRS.

Adjusted return on invested capital (ROIC) was 7.6% this quarter, which compares to 8.0% in the fourth quarter of last year and 7.8% last quarter.
Non-cash working capital increased by $41.1 million compared to last year. The increase was mainly due to lower accounts payable and accrued liabilities, partially offset by lower inventories and higher contract liabilities.

Property, plant and equipment remained relatively unchanged compared to last year.

Intangible assets decreased by $178.8 million compared to last year. The decrease was mainly due to amortization in excess of capital expenditures, movements in foreign exchange rates and impairment charges incurred related to the transformation plan.

Other long-term assets remained relatively unchanged compared to last year.

Other long-term liabilities decreased by $63.7 million compared to last year. The decrease was mainly due to lower employee benefits obligations, resulting primarily from revised actuarial economic assumptions, driven by an increase in the discount rate used to determine our defined benefit pension plan obligations, and lower share-based payments liabilities.

Total debt decreased by $236.2 million compared to last year. The decrease in total debt was mainly due to the net repayments of borrowings and movements in foreign exchange rates.

CAE Financial Report 2026 I 25

Management’s Discussion and Analysis

Net debt decreased by $494.9 million compared to last year

(amounts in millions)	FY2026	FY2025
Net debt(1), beginning of period	$3,176.7	$2,914.2
Impact of cash movements on net debt
(see table in the consolidated cash movements section 7.1)	(509.2)	(228.3)
Effect of foreign exchange rate changes on long-term debt	(58.1)	146.1
Impact from business combinations	—	158.5
Additions and remeasurements of lease liabilities	37.4	153.4
Other	35.0	32.8
Change in net debt during the period	$(494.9)	$262.5
Net debt(1), end of period	$2,681.8	$3,176.7

	As at March 31	As at March 31
Liquidity measures	2026	2025
Net debt-to-capital(1)%	33.2%	39.0
Net debt-to-EBITDA(1)	2.50	2.78
Net debt-to-adjusted EBITDA(1)	2.29	2.77
(1) Non-IFRS financial measure, non-IFRS ratio, capital management measure, or supplementary financial measure. Refer to Section 11 “Non-IFRS and other financial measures and supplementary non-financial information” of this MD&A for the definitions and reconciliation of these measures to the most directly comparable measure under IFRS.

Total equity increased by $412.1 million this year. The increase compared to last year was mainly due to net income realized this year and the impact of equity-settled awards.

Outstanding share data
Our articles of incorporation authorize the issue of an unlimited number of common shares and an unlimited number of preferred shares issued in series. We had a total of 321,734,387 common shares issued and outstanding as at March 31, 2026 with total share capital of $2,382.2 million. In addition, we had 2,848,913 options outstanding. As at April 30, 2026, we had a total of 321,534,400 common shares issued and outstanding and 2,841,957 options outstanding.

Repurchase and cancellation of common shares
On June 6, 2025, we announced the renewal of the normal course issuer bid program (NCIB) to purchase, for cancellation, up to 16,019,294 of our common shares. The NCIB began on June 10, 2025 and will end on June 9, 2026 or on such earlier date when the Company completes its purchases or elects to terminate the NCIB. These purchases may be made through the facilities of the TSX or the NYSE, or in such other manner as may be permitted under applicable stock exchange rules and securities laws, at the prevailing market price at the time of acquisition, plus brokerage fees. All common shares purchased pursuant to the NCIB will be cancelled.

During the three months ended March 31, 2026, we repurchased and cancelled a total of 85,100 common shares (2025 – nil) under the NCIB, at a weighted average price of $36.35 per common share (2025 – nil), for a total consideration of $3.1 million (2025 – nil). During the year ended March 31, 2026, we repurchased and cancelled a total of 191,100 common shares (2025 – 856,230) under the NCIB, at a weighted average price of $36.52 per common share (2025 – $24.85), for a total consideration of $7.0 million (2025 – $21.3 million).

8.2       Off balance sheet arrangements

In the normal course of business, we manage an uncommitted receivable purchase facility in which we sell interests in certain of our accounts receivable to third parties for cash consideration with limited recourse to CAE.

You will find more details about our financial assets program in Section 7.2 "Sources of liquidity".

26 I CAE Financial Report 2026

Management’s Discussion and Analysis

8.3       Financial instruments

We are exposed to various financial risks in the normal course of business. We enter into forward contracts and swap agreements to manage our exposure to fluctuations in foreign exchange rates, interest rates and share price which have an effect on our share‑based payments costs. We formally assess, both at inception of the hedge relationship and on an ongoing basis, whether the derivatives we use in hedging transactions are highly effective in offsetting changes in cash flows of hedged items in relation to the hedged risk. We enter into these transactions to reduce our exposure to risk and volatility, and not for trading or speculative purposes. We only enter into contracts with counterparties that are of high credit quality.

Classification of financial instruments
We have made the following classifications for our financial instruments:

Financial assets:
–Cash and cash equivalents, restricted cash and derivative instruments not designated as hedging instrument in a hedge relationship, are classified at fair value through profit and loss (FVTPL);
–Accounts receivable, non-current receivables, net investment in finance leases and advances are classified at amortized cost, except for those that are acquired for the purpose of selling or repurchasing in the near term and classified as held for trading which are measured at FVTPL;
–Equity investments are classified at fair value through OCI (FVOCI).

Financial liabilities:
–Accounts payable and accrued liabilities, long-term debt, including interest payable, as well as lease liabilities and royalty obligations are classified at amortized cost;
–Contingent consideration arising on business combinations and derivative instruments not designated as hedging instruments in a hedge relationship are classified at FVTPL.

Fair value of financial instruments
The fair value of a financial instrument is determined by reference to the available market information at the reporting date. When no active market exists for a financial instrument, we determine the fair value of that instrument based on valuation methodologies as discussed below. In determining assumptions required under a valuation model, we primarily use external, readily observable market data inputs. Assumptions or inputs that are not based on observable market data incorporate our best estimates of market participant assumptions. Counterparty credit risk and our own credit risk are taken into account in estimating the fair value of financial assets and financial liabilities.

The following assumptions and valuation methodologies have been used to measure the fair value of financial instruments:
–The fair value of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate their carrying values due to their short-term maturities;
–The fair value of derivative instruments, which include forward contracts and swap agreements, is calculated as the present value of the estimated future cash flows using assumptions based on market conditions prevailing at each reporting date. The fair value of derivative instruments reflects the estimated amounts that we would receive or pay to settle the contracts at the reporting date;
–The fair value of the equity investments, which does not have a readily available market value, is estimated using a discounted cash flow model, which includes some assumptions that are not based on observable market prices or rates;
–The fair value of non-current receivables is estimated based on discounted cash flows using current interest rates for instruments with similar risks and remaining maturities;
–The fair value of long-term debts, royalties obligations and other non-current liabilities are estimated based on discounted cash flows using current interest rates for instruments with similar risks and remaining maturities.

A description of the fair value hierarchy is discussed in Note 29 of our consolidated financial statements.

Financial risk management
Due to the nature of the activities that we carry out and as a result of holding financial instruments, we are exposed to credit risk, liquidity risk and market risk, including foreign currency risk and interest rate risk. Our exposure to credit risk, liquidity risk and market risk is managed within risk management parameters documented in corporate policies. These risk management parameters remain unchanged since the previous period, unless otherwise indicated.

Credit risk
Credit risk is defined as our exposure to a financial loss if a debtor fails to meet its obligations in accordance with the terms and conditions of its arrangements with CAE. We are exposed to credit risk on our accounts receivable and certain other assets through our normal commercial activities. We are also exposed to credit risk through our normal treasury activities on our cash and cash equivalents and derivative financial assets. Credit risks arising from our normal commercial activities are managed with regards to customer credit risk.

CAE Financial Report 2026 I 27

Management’s Discussion and Analysis

Our customers are mainly established companies, some of which have publicly available credit ratings, as well as government agencies, which facilitates risk assessment and monitoring. In addition, we typically receive substantial non-refundable advance payments for contracts with customers. We closely monitor our exposure to major airline companies in order to mitigate our risk to the extent possible. Furthermore, our trade receivables are held with a wide range of commercial and government organizations and agencies. As well, our credit exposure is further reduced by the sale of certain of our accounts receivable to third-party financial institutions for cash consideration on a limited recourse basis (receivable purchase facility). We do not hold any collateral as security. The credit risk on cash and cash equivalents is mitigated by the fact that they are mainly in place with a diverse group of major North American and European financial institutions.

We are exposed to credit risk in the event of non-performance by counterparties to our derivative financial instruments. We use several measures to minimize this exposure. First, we enter into contracts with counterparties that are of high credit quality. We signed International Swaps & Derivatives Association, Inc. (ISDA) Master Agreements with all the counterparties with whom we trade derivative financial instruments. These agreements make it possible to offset when a contracting party defaults on the agreement, for each of the transactions covered by the agreement and in force at the time of default. Also, collateral or other security to support derivative financial instruments subject to credit risk can be requested by CAE or our counterparties (or both parties, if need be) when the net balance of gains and losses on each transaction exceeds a threshold defined in the ISDA Master Agreement. Finally, we monitor the credit standing of counterparties on a regular basis to help minimize credit risk exposure.

The carrying amounts presented in Note 10 and Note 29 of our consolidated financial statements represent the maximum exposure to credit risk for each respective financial asset as at the relevant dates. A summary of our exposure to credit risk and credit loss allowances for accounts receivable and contract assets by segments is included in Note 31 of our consolidated financial statements.

Client concentration risk
For the year ended March 31, 2026, contracts with the U.S. federal government and its various agencies included in the Defense and Security segment accounted for 21% (2025 – 21%) of consolidated revenue.

Liquidity risk
Liquidity risk is defined as the potential risk that we cannot meet our cash obligations as they become due. We manage this risk by establishing cash forecasts, as well as long-term operating and strategic plans. The management of consolidated liquidity requires a regular monitoring of expected cash inflows and outflows which is achieved through a forecast of our consolidated liquidity position, for efficient use of cash resources. Liquidity adequacy is assessed in view of seasonal needs, stress-test results, growth requirements and capital expenditures, and the maturity profile of indebtedness, including availability of credit facilities, working capital requirements, compliance with financial covenants and the funding of financial commitments. We manage our liquidity risk to maintain sufficient liquid financial resources to fund our operations and meet our commitments and obligations. We also regularly monitor any financing opportunities to optimize our capital structure and maintain appropriate financial flexibility.

Market risk
Market risk is defined as our exposure to a gain or a loss in the value of our financial instruments as a result of changes in market prices, whether those changes are caused by factors specific to the individual financial instruments or its issuer, or factors affecting all similar financial instruments traded in the market. We are mainly exposed to foreign currency risk and interest rate risk.

We use derivative instruments to manage market risk against the volatility in foreign exchange rates, interest rates and share-based payments in order to minimize their impact on our results and financial position. Our policy is not to utilize any derivative financial instruments for trading or speculative purposes.
Foreign currency risk
Foreign currency risk is defined as our exposure to a gain or a loss in the value of our financial instruments as a result of fluctuations in foreign exchange rates. We are exposed to foreign exchange rate variability primarily in relation to certain sale commitments, expected purchase transactions and debt denominated in a foreign currency, as well as on our net investment from our foreign operations which have functional currencies other than the Canadian dollar (in particular the U.S. dollar and Euro). In addition, these operations have exposures to foreign exchange rates primarily through cash and cash equivalents and other working capital accounts denominated in currencies other than their functional currencies.

We mitigate foreign currency risks by having our foreign operations transact in their functional currency for material procurement, sale contracts and financing activities.

We use forward foreign currency contracts and foreign currency swap agreements to manage our exposure from transactions in foreign currencies and to hedge our net investment in U.S. entities. These transactions include forecasted transactions and firm commitments denominated in foreign currencies. Our foreign currency hedging programs are typically unaffected by changes in market conditions, as related derivative financial instruments are generally held until their maturity, consistent with the objective to fix currency rates on the hedged item.

Hedge of net investments in foreign operations
As at March 31, 2026, we have designated a portion of our unsecured senior notes, term loans, fixed to fixed cross currency principal and interest rate swap agreements and foreign currency contracts as a hedge of our net investments in U.S. entities. Gains or losses on the translation of the designated portion of these USD denominated long‑term debts are recognized in OCI to offset any foreign exchange gains or losses on translation of the financial statements of those U.S. entities.
28 I CAE Financial Report 2026

Management’s Discussion and Analysis

Interest rate risk
Interest rate risk is defined as our exposure to a gain or a loss to the value of our financial instruments as a result of fluctuations in interest rates. We bear some interest rate fluctuation risk on our floating rate long-term debt and some fair value risk on our fixed interest long‑term debt. We mainly manage interest rate risk by fixing project-specific floating rate debt in order to reduce cash flow variability. We have floating rate debts through our revolving credit facility and other specific floating rate debts. A mix of fixed and floating interest rate debt is sought to reduce the net impact of fluctuating interest rates. Derivative financial instruments used to manage interest rate exposures are mainly interest rate swap agreements. As at March 31, 2026, 89% (2025 – 86%) of the long-term debt bears fixed interest rates.

Our interest rate hedging programs are typically unaffected by changes in market conditions, as related derivative financial instruments are generally held until their maturity to establish asset and liability management matching, consistent with the objective to reduce risks arising from interest rate movements.

Hedge of share-based payments expense
We have entered into equity swap agreements with major Canadian financial institutions to reduce our exposure to fluctuations in our share price relating to the cash-settled share-based payments plans. Pursuant to the agreement, we receive the economic benefit of dividends and share price appreciation while providing payments to the financial institutions for the institution’s cost of funds and any share price depreciation. The net effect of the equity swap agreements partly offset movements in our share price impacting the cost of the cash-settled share-based payments plans.

A sensitivity analysis for foreign currency risk and interest rate risk is included in Note 31 of our consolidated financial statements.

Indemnifications
In certain transactions involving business dispositions or sales of assets, we may provide indemnification to the counterparties with respect to future claims for certain unknown liabilities that exist, or arise from events occurring, prior to the transaction date, including liabilities for taxes, legal matters, environmental exposures, product liability, and other obligations. The terms of the indemnifications vary in duration and scope. While some of the indemnifications specify a maximum potential exposure and/or a termination date, many do not.

We believe that, other than liabilities already accrued, the maximum potential future payments that we could be required to make under these indemnifications are not determinable at this time, as any future payments would be dependent on the type and extent of the related claims, and all available defences, including insurance, which cannot be estimated. However, historically, costs incurred to settle claims related to these indemnifications have not been material our consolidated financial position, net income or cash flows.

CAE Financial Report 2026 I 29

Management’s Discussion and Analysis

9.     BUSINESS RISK AND UNCERTAINTY
Risk strategy and philosophy
We operate in several industry segments which present a variety of risks and uncertainties. Our risk management strategy is forward‑looking, proactive and aligned with our corporate strategy. CAE’s risk-taking activities are undertaken with the understanding that risk‑taking and effective management of risks are necessary and integral to achieving strategic objectives and managing business operations.

When making decisions about risk-taking and risk management, we place the highest priority on the following objectives:
–To protect the health and safety of our employees, customers, stakeholders and the general public;
–To protect our reputation and brand;
–To maintain financial strength;
–To effectively and prudently deploy capital invested by our shareholders; and
–To safeguard the expectations we have established with our shareholders, customers and creditors.

The risks and uncertainties described below are risks that we currently believe could materially and adversely affect our business, financial condition and results of operation. These are not necessarily the only risks we face; additional risks and uncertainties that are presently unknown to us or that we may currently deem immaterial may adversely affect our business. One should carefully consider the following risk factors, in addition to the other information contained herein, before deciding to purchase CAE securities.

Risk governance
We maintain strong risk governance practices. Management and the Board discuss the critical risks facing our business quarterly, annually during the strategic planning and budgeting processes, and on an ad hoc basis, as deemed necessary. To mitigate the risks that may impact our business or future performance, management has established an enterprise risk management (ERM) policy and a framework that provides a structured approach to identify, assess, manage, monitor and report on risks.

This framework relies on the Three Lines Model where the business segments, the risk management function and our internal audit function work in collaboration to manage critical risks and continuously improve the risk management process, as presented below.

CAE’s ERM Framework
Management develops and deploys risk strategies that align with our strategic objectives and business processes. Management continuously reviews the evolution of the critical risks facing our business and the Board oversees the risk management process and validates it through procedures performed by our internal auditors, when it deems necessary.

Risk approach and implementation
CAE promotes a strong risk culture that allows individuals and groups to make better risk-informed decisions aligned with our strategic objectives and risk appetite. A strong risk culture also allows us to maximize opportunities. Early identification of risks also helps CAE be more proactive and prevent major incidents. A strong risk culture and common approach to risk management are integral to our risk management practices.

30 I CAE Financial Report 2026

Management’s Discussion and Analysis

Each business unit and functional group identifies and assesses critical and emerging risks on an ongoing basis. Emerging risks are defined as risks that are not fully understood at the current time because they are developing quickly or unexpectedly, and for which the impacts on CAE are difficult to assess or are in the process of being assessed. Risk owners are responsible for managing risks they own, and for reporting, via the chain of command, the evolution of their risk profile. All risks are either measured quantitatively or assessed qualitatively and aggregated at an enterprise level. Risk assessment criteria provide a consistent risk assessment process and risk ratings.

CAE’s Enterprise Risk Profile is updated every quarter, and whenever major changes occur, with a named risk owner assigned to each item. The profile is reviewed quarterly by the Executive Management Committee, with a summary provided to the Board. Risks are escalated through management to senior leadership for impact assessment and action. Depending on the situation and our risk appetite, we may avoid, accept, transfer, or reduce a risk. We monitor and report on progress as part of our enterprise risk management process.

Risk Categories
We have grouped the risks that our business faces in the following categories and investors should read this Business Risk and Uncertainty section in full:
–Strategic: risks arising from inability to implement appropriate business plans or strategies, from inappropriate decision‑making processes or inappropriate utilization or allocation of resources and the inability to adapt to competition and changes in the market or financial environment;
–Operational: risks of loss arising from inadequate or failed internal processes, people, and systems or from external events;
–Cybersecurity: risks arising from potential threats or vulnerabilities that can lead to unauthorized access to, damage to or loss of CAE digital assets, systems or data;
–Talent: risks arising from failure to effectively manage talent recruitment, development, retention, key person reliance, wellbeing, operational safety, health and safety, and resource allocation;
–Financial: risks arising from ineffective management of financial tools leading to a loss in revenue/profit, shareholder value and/or CAE’s overall stability;
–Legal and compliance: risks arising from failure to comply with local and international laws or to identify proper legal protection (e.g., patents) or to implement appropriate corporate governance practices to shield CAE from unfavourable consequences;
–Sustainability: risks arising from climate events, social conditions, or ineffective practices that may lead to a tarnished reputation, loss of competitiveness, legal sanctions, or financial impact;
–Reputational: risks of a tarnished reputation and/or loss of confidence and trust with customers and key stakeholders caused by reputational impacting events;
–Technological: risks arising from ineffective practices related to IT infrastructure, technology investment and privacy and records retention; and
–Data and artificial intelligence: risks arising from inadequate data quality, governance, privacy or security, and from biased, unreliable, or improperly supervised AI systems that may impair decisions or operations.

9.1      Strategic risks

Geopolitical uncertainty
Geopolitical developments (e.g., political tensions, changes in government commitment, direction and regulatory requirements) can disrupt CAE’s operations and have a significant impact on CAE’s financial position. Throughout fiscal 2026, global uncertainty remained elevated, including trade and tariff uncertainty, and continued military hostilities in Ukraine and the Middle East. In some parts of the world, political instability has become more pronounced, protracted and unpredictable. Such rising or persisting geopolitical tensions, policy changes and prolonged political instability in various countries where we have a presence could lead to closures of our training facilities, delays or cancellation of orders, deliveries or projects, difficulties or increased costs related to repatriating capital or the expropriation of assets in which we have invested significant resources, particularly when the customers are state‑owned or state-controlled entities.

The escalation of military conflicts in the Middle East has contributed to heightened volatility in energy markets, including sharp increases in oil and jet fuel prices, which may adversely affect airline operating costs, customer demand, and overall economic conditions. Prolonged disruption to energy supply routes or sustained high fuel prices could, directly or indirectly, lead to reduced air traffic growth, airline bankruptcy, restructuring or deferral of investments, and broader macroeconomic slowdown, which in turn could negatively impact CAE’s customers, operations, results and financial position. These conflicts may also result in supply chain disruptions, including through the closure, restriction or increased risk associated with key global trade routes in the region, which may impact the availability, timing and cost of critical components and materials.

Additionally, geopolitical developments can have potentially wide-ranging consequences for global market volatility and economic conditions, and the resulting impacts to the economy, financial markets, inflation, interest rates and unemployment, among others, could adversely affect CAE’s performance. It is also possible that in the markets we serve, unanticipated political instability and political developments impacting international trade, including trade disputes, increased tariffs and sanctions, may negatively impact markets and cause weaker macroeconomic conditions or drive political or national sentiment, impacting CAE’s operating environment, results and financial position.

CAE Financial Report 2026 I 31

Management’s Discussion and Analysis

Transformation plan implementation
CAE has embarked on a multi-year transformation plan designed to simplify its structure, sharpen its focus and strengthen execution to support long‑term value creation. The plan is complex and involves significant organizational, operational, technological and cultural changes across the Company. The success of the plan is subject to the related risks discussed throughout this Business risks and uncertainty section, as it is interconnected with our broader strategy and further depends on, among other things, effective planning, execution, prioritization, governance, change management and coordination across multiple business units and functions, as well as the timely achievement of key milestones and adaptation to the changing business environment over a years-long process.

The implementation of the transformation plan may result in operational disruption, including impacts on productivity, program execution, customer delivery and systems performance. The plan involves significant changes to systems and processes, which may give rise to integration challenges, technology implementation risks, and increased reliance on third‑party service providers. In addition, the transformation plan may require significant management attention and resources, which could adversely affect the execution of other business priorities. It may also affect employee engagement and retention, disrupt relationships with customers, suppliers and government partners, or create challenges in maintaining effective internal controls over financial reporting and disclosure controls and procedures during the transition. Misalignment of transformation initiatives or ineffective coordination across the organization could result in delays, inefficiencies or failure to achieve intended outcomes.

There can be no assurance that the transformation plan will be implemented as planned, within expected timeframes or cost parameters, or that its benefits will be fully, partially or timely realized. If we fail to successfully execute on the plan, if it fails to adequately support our strategy, if its costs exceed expectations, or if its anticipated benefits are delayed or not achieved, it could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Global economic conditions
CAE’s results from operations are sensitive to and may be significantly impacted by changes in the economic conditions of the industries and geographic areas in which we operate. CAE may fail to anticipate and/or react in an agile manner to known and unanticipated global economic conditions (e.g., business cycles, tariffs, trends, inflation, unemployment, financial soundness, and supplier and consumer confidence). Also, any prolonged or significant impact arising from difficult economic conditions may have an adverse effect on our business, results from operations and financial condition.

Competitive business environment
We sell our simulation products, training services and software solutions in highly competitive international markets and we expect such competition to intensify in the future. CAE may lose its competitive advantage by failing to anticipate and/or react in an agile manner to known and unexpected moves by existing or new competitors as well as changes imposed by regulatory agencies, including changes to aviation safety standards that could increase competition in our markets. New participants have emerged in recent years and the competitive environment is intense and rapidly evolving on the cost and technology fronts. This has been driven, in part, by the growth of independent training device manufacturers and the proliferation of technologies such as artificial intelligence, augmented reality, virtual reality and mixed reality. Additionally, aerospace and defence companies are positioning themselves to try to take greater market share by consolidating through mergers and acquisitions and vertical integration strategies and by developing their own internal capabilities. Some of our competitors in the simulation and training markets are also involved in other major segments of the aerospace and defence industry beyond simulation and training. As such, some of them are larger than we are, and may have greater financial, technical, marketing, manufacturing and distribution resources and market share which could adversely affect CAE’s ability to compete successfully. In addition, our main competitors are either aircraft manufacturers, or have well‑established relationships with aircraft manufacturers, airlines and governments, which may give them an advantage when competing for projects.

Moreover, as we expand our product portfolio to software solutions, we face new competitors who are able to leverage a larger installed customer base and their involvement beyond software solutions to adopt more aggressive pricing policies and offer more attractive sales terms, which could cause us to lose potential sales or to sell our software at lower prices. We also face competition from niche companies that offer particular software solutions that attempt to address certain problems that our software solves or certain customer needs. We expect to continue to invest resources in research and development to continue to enhance our software solutions and leverage a high level of customer satisfaction, but there is no assurance that we can satisfy customer demands as they evolve.

Finally, economic growth and pressure underlie the demand for all of our products and services. Periods of economic recession, constrained credit, government austerity and/or international commercial sanctions generally lead to heightened competition for demand of our services and products. This in turn, typically leads to a reduction in profit on sales won during such a period. Should such conditions occur, we could experience price and margin erosion.

32 I CAE Financial Report 2026

Management’s Discussion and Analysis

OEM encroachment
We secure data, parts, equipment and many other inputs from a wide variety of OEMs, subcontractors and other sources. CAE may lose its competitive advantage by failing to anticipate and/or react in an agile manner to known and unanticipated changes from existing and/or new OEMs. Also, we are not always able to find two or more sources for inputs that we require, and, in the case of specific aircraft simulators and other training equipment, significant inputs can only be sole-sourced. We may therefore be vulnerable to delivery schedule delays, the financial condition of the sole-source suppliers and their willingness to deal with us. Within their corporate groups, some sole-source suppliers include businesses that compete with parts of our business and reap certain critical advantages; an OEM controls the pricing for the data, parts and equipment packages that are often required to manufacture a simulator specific to that OEM’s aircraft, which in turn, is a critical capital cost for any simulation-based training service provider. This could lead to onerous licencing terms, high licence fees or even refusal to licence to us the data, parts and equipment packages that are often required to manufacture and operate a simulator based on an OEM’s aircraft.

CAE, as an independent training provider and simulator manufacturer, has the ability to replicate certain aircraft platforms without data, parts and equipment from the OEM. Where we use an internally produced simulation model for an aircraft or develop courseware without using OEM-sourced and licenced data, parts and equipment, the OEM in question may attempt retaliatory or obstructive actions against us to block the provision of training services or manufacturing, sale and/or deployment for training of a simulator for such aircraft, claiming breach of intellectual property rights or other legal basis. Such actions may cause us to incur material legal fees and/or may delay or prevent completion of the simulator development project or provision of training services, which may negatively impact our financial results.

Similarly, where we use open-source software, freeware or commercial off-the-shelf software from a third party, the third party in question or other persons may attempt retaliatory or obstructive actions against us to block the use of such software or freeware, claiming breach of licence rights or other legal basis. Such actions may cause us to incur material legal fees and/or may delay or prevent completion of the simulator development project or provision of training services, which may negatively impact our financial results.

Inflation
Our operations are vulnerable to increases in costs of significant inputs, such as energy, components, raw materials, and transportation. Ongoing inflation would further drive up our overall operational costs. We may not be able to pass unplanned increases in costs to our customers in full or at all in a timely manner, successfully negotiate requests for equitable adjustment from our government customers, or otherwise offset such unforeseen cost increases through efficiencies and the like, and as a result any significant increases in our costs and/or the failure of our measures to limit their impact could have a material adverse effect on our business, financial condition, prospects and/or results of operations.

International scope of our business
We have operations in over 40 countries including our joint venture operations. We also sell and deliver products and services to customers around the world. Sales to customers outside Canada made up approximately 90% of revenue in fiscal 2026. We expect sales outside Canada to continue to represent a significant portion of revenue in the foreseeable future. As a result, we are subject to the risks inherent in conducting business abroad, including, among other things:
–Change in Canadian and foreign government policies, laws, regulations and regulatory requirements, or the interpretation, application, and/or enforcement thereof, including with regards to sourcing restrictions, requirements to expend a portion of program funds locally and governmental industrial cooperation or participation requirements (also known as offset arrangements);
–Adoption of new, and the expansion of existing tariffs, embargoes, controls, sanctions, trade, work or travel restrictions and other restrictions;
–Recessions and other economic crises in other regions or specific foreign economies and the impact on our cost of doing business in those regions;
–Acts of war, civil unrest, force majeure and terrorism;
–Social and economic instability;
–Risk that inter-governmental relationships may deteriorate such that CAE’s operations in a given country may be negatively impacted;
–Limitations on the CAE’s ability to repatriate cash, funds or capital invested or held in jurisdictions outside Canada;
–Difficulties, delays and expenditures that may be experienced or incurred in connection with the movement and clearance of personnel and goods through the customs and immigration authorities of multiple jurisdictions; and
–Complexity and corruption risks of using foreign representatives, consultants and other business partners.
While the impact of these risks is difficult to predict, any one of them could adversely affect our financial position, results of operations, reputation and/or cash flows.

CAE Financial Report 2026 I 33

Management’s Discussion and Analysis

Changes in U.S. trade policies or regulations
Recent policy decisions by the U.S. presidential administration and related court rulings have introduced greater uncertainty with respect to trade policies, tariffs and government regulations affecting trade between the U.S. and other countries. Major developments in trade relations, such as the potential renegotiation or termination of the Canada-United States-Mexico Agreement, or the imposition of unilateral tariffs or other trade barriers on products imported into the U.S. as well as retaliatory tariffs or other trade barriers imposed by the U.S.’s trading partners, could impact the availability and cost of materials, resources and services, and the availability and cost of our products to U.S. customers, which in turn may affect our competitiveness and results of operations. The implementation of previously-announced, postponed, or new tariffs, or the escalation of trade disputes which interfere with our supply chain and our sales in affected markets, could have an adverse effect on our operations and profitability. In addition, rising protectionism and anti‑globalization sentiment in the United States and other countries may adversely impact long-term economic growth in the countries in which we operate, which in turn may affect our business, results of operations and financial condition.

There can be no guarantee that existing tariffs will be lifted, that new tariffs or changes to existing trade agreements would not be implemented, or that we will be able to avoid or mitigate the impact of such tariffs or changes to trade agreements. Such changes, even if temporary, could result in CAE absorbing some or all of the cost of new tariffs, and cause delays in CAE’s supply chain. The materialization of any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

Level and timing of defence spending
A significant portion of our revenue is generated by sales to defence and security customers around the world. We provide products and services for numerous programs to Canadian, European, Indo-Pacific, Middle Eastern, U.K., U.S., and other foreign governments as both the prime and/or subcontractor. As defence spending comes from public funds and is always competing with other public interests for funding, there is a risk associated with the level of spending a particular country may devote to defence as well as the timing of defence contract awards, which can be very difficult to predict and may be impacted by numerous factors such as the political environment, foreign policy, macroeconomic conditions, the nature of the international threat environment and the risk of availability of funding influenced by customers’ budget cycles. Fluctuations in defence spending in the markets in which we operate or a significant delay in the timing of defence procurement could have a material negative impact on our future revenue, earnings and operations.

Civil aviation industry
A significant portion of our revenue comes from supplying equipment and training services to the commercial and business airline industries. The civil aviation market is predominantly driven by long-term trends in airline passenger and cargo traffic. The principal factors underlying long-term traffic growth are sustained economic growth and political stability both in developed and emerging markets. Potential impediments to steady growth include acts of terrorism, health crises, natural disasters, the interruption of global mobility, oil price volatility, increased global environmental regulations or other major world events.

Demand for training solutions in the civil aviation market is further influenced by airline profitability, availability of aircraft financing, OEMs ability to supply aircraft, world trade policies, technological advances, government-to-government relations, national aviation authority regulations, price and other competitive factors, fuel prices and geopolitical environment.

Constraints in the credit market may reduce the ability of airlines and others to purchase new aircraft, negatively affecting the demand for our training equipment and services, and the purchase of our products. In addition, airline consolidations, fleet decisions or financial challenges involving airline customers could impact our revenues and limit our opportunity to generate profits from those customers.

Our ability to penetrate new markets
Penetration of new markets, including as a result of new technologies, represents both a risk and an opportunity for CAE. Success in these markets is by no means assured. As we operate in new markets, unforeseen difficulties, major investments and additional expenditures could arise, which may have an adverse effect on our operations, financial position, profitability and reputation. Penetrating a new market is inherently more difficult than managing within our already established markets. New products and technologies introduced in new markets could also generate unanticipated safety or other concerns resulting in expanded product liability risks, potential product recalls and other regulatory issues that could have an adverse impact on us.

Research and development activities
We carry out some of our R&D initiatives with the financial participation of governments, including the Government of Quebec and the Government of Canada. We also receive investment tax credits from federal and provincial governments in Canada and from the federal government in the U.S., the U.K. and Poland on eligible R&D activities that we undertake. The level of government financial participation and investment tax credits we receive reflects government policy, fiscal policy and other political and economic factors. We may not, in the future, choose to or be able to replace these existing programs with programs of comparable benefit to us, which could have a negative impact on our financial performance and R&D activities. Moreover, the investment tax credits available to us can be reduced by changes to the respective governments’ legislation which could have a negative impact on our financial performance and R&D activities. In addition, these credits and programs are routinely subject to review and audit, which may result in challenges and disputes and could result in reductions or reversals of grants, credits or contributions previously received. Our agreements with government entities which fund a portion of our eligible R&D obligations include certain eligibility criteria, performance conditions, ongoing compliance obligations, commitments and events of default whereby suspension of funding, repayment obligations, accelerated repayment and/or termination of the agreements may result if we fail to meet these conditions and commitments throughout the repayment period and if no mutual agreement is found following the mandatory resolution processes.
34 I CAE Financial Report 2026

Management’s Discussion and Analysis

Furthermore, our R&D investments in new products or technologies may or may not be successful. Our long-term growth, competitiveness and continued profitability are dependent on our ability to anticipate and adapt to changes in markets, to continue to develop new products or technologies and to align our global presence with worldwide market opportunities. Our results may be impacted if we invest in products that are not accepted on the market, if customer demand or preferences change, if new products are not brought to market in a timely manner, if we lack commercial or procurement experience, if we experience delays in obtaining regulatory approvals, or if our products become obsolete. We may also incur cost overruns in developing and bringing to market new products.

Evolving standards and technology innovation and disruption
The civil aviation and defense and security markets in which we operate are characterized by changes in customer requirements, new aircraft models, evolving industry standards, increased power to analyze data and evolving customer expectations influenced by global trends such as climate change, pandemics, the growth of developing markets, population growth and demographic factors. CAE may fail to catch the next wave of market disruption and/or be displaced by disruptive technologies or services due to inadequate resourcing, organization and management of transformation. If we do not accurately predict the needs of our existing and prospective customers, develop new products, enhance existing products and services and invest in and develop new technologies that address those evolving standards and technologies, we may lose current customers and be unable to attract new customers or penetrate new markets successfully. This could reduce our revenue and market share.

The evolution of technology could also have a negative impact on the value of our fleet of FFSs or require significant investments to update our fleet to the evolving technology. The adoption of disruptive technologies, such as AI, advanced computing platforms and autonomous aircraft, presents opportunities for us, but may result in new and complex risks. Also, our business could be negatively affected if our products do not successfully integrate or operate with other sophisticated software, hardware, computing and communications systems that are also continually evolving.

Length of sales cycle
The sales cycle for our products and services can be long and unpredictable, ranging from 6 to 18 months for Civil Aviation applications and from 6 to 24 months or longer for Defense and Security applications. During the time when customers are evaluating our products and services, we may incur expenses and management time. Incurring these expenditures in a period that has no corresponding revenue will affect our operating results and financial position. We expect this trend to continue, though it may be disrupted by the volatile geopolitical environment, or supply chain or labour disruptions. We may pre-build certain products in anticipation of orders to come and to facilitate a faster delivery schedule to gain competitive advantage; if orders for those products do not materialize when expected, we have to carry the pre-built product in inventory for a period of time until a sale is realized.

Business development and awarding of new contracts
We obtain most of our contracts through competitive bidding processes. As the competitive environment intensifies, the number of bid protests may increase. Significant costs and managerial time are required to prepare bids and proposals for contracts that may not ultimately be awarded to CAE, may be split with competitors, or may be delayed beyond the timeframe we had planned. A significant portion of our revenue is dependent on obtaining new orders and continued replenishment of our adjusted backlog. We cannot be certain that we will continue to win contracts through competitive bidding processes at the same rate as we have in the past. Moreover, certain foreign governments increasingly rely on certain types of contracts that are subject to multiple competitive bidding processes, including multi-vendor indefinite delivery/indefinite quantity (ID/IQ), General Services Administration Pricing Schedule and other supply chain leveraging strategies, which may result in greater competition and increased pricing pressure. Furthermore, our competitive environment is also affected by a significant number of bid protests from unsuccessful bidders on new program awards. Bid protests can result in contract modifications or the award decision being reversed and loss of the contract award. Even where a bid protest does not result in the loss of an award, the resolution can extend the time until the contract activity can begin, which can reduce our earnings in the period in which the contract would otherwise be performed.

Strategic partnerships and long-term contracts
We have long-term strategic partnerships and contracts with major airlines, aircraft operators and defence forces around the world, including Authorized Training Provider agreements. These long-term contracts are included in our backlog at the awarded amount but could be subject to unexpected adjustments or cancellations and therefore do not represent a guarantee of our future revenues. We cannot be certain that these partnerships and contracts will be renewed on similar terms, or at all, when they expire, and our financial results could be adversely affected by our partners' level of operations, revenue, financial health, contribution and indemnifications. We can make no assurance that customers will fulfill existing purchase commitments, exercise purchase options or purchase additional products or services from CAE.

CAE Financial Report 2026 I 35

Management’s Discussion and Analysis

Our ability to effectively manage our growth
Our growth has placed and may continue to place significant demands on our management and operational and financial infrastructure. As our operations grow in size, scope and complexity, and as we identify and pursue new opportunities, we may be subject to both transition and growth-related risks, including capacity constraints and pressure on our internal systems and controls, and may need to increase the scale of our infrastructure (financial, management, informational, personnel and otherwise). There can be no assurance we will be able to respond adequately or quickly enough to the changing demands that material expansion will impose on management, team members and existing infrastructure, and changes to our operating structure may result in increased costs or inefficiencies that we cannot anticipate. Our ability to manage future growth effectively requires us to continue to implement and improve financial, management and operational processes and systems and to expand, train and manage our employee base. As our organization continues to grow and we are required to implement more complex organizational management structures, we may find it increasingly difficult to maintain the benefits of our corporate culture and efficiencies, including our ability to quickly develop and launch new and innovative products. Any of these difficulties could adversely impact our business performance and results of operations.

Estimates of market opportunity
The estimates of market opportunity included in this MD&A, including those we have generated ourselves, are subject to significant uncertainty and are based on assumptions and estimates. While our estimates of the addressable markets included in this report were made in good faith and are based on assumptions and estimates we believe to be reasonable, these estimates may not prove to be accurately indicative of our future growth. Further, even if the estimates of our market opportunity do prove to be accurate, we could fail to capture a significant portion, or any portion, of the available markets.

Competing priorities
We may implement transformation, restructuring, cost reduction or other business process initiatives from time to time that could result in competing priorities throughout the organization. Responding to competing priorities as well as critical and time-sensitive matters as they emerge throughout the organization may divert management’s and key employees’ attention from other strategic priorities, and cause us to reduce, delay, or alter initiatives that could otherwise increase our long-term value.

9.2      Operational risks

Supply chain disruptions
Unpredictable shifts in supply and demand patterns on a global scale may cause delays in project delivery, increase price pressure from single sourced items and overall project costs and result in declining bid performance. The widening geopolitical fractures and tensions intensify global supply chain imbalances. Further, conservative and protective behaviours from businesses and governments, such as increasing demand, hoarding, and tariffs, as well as increased competition for critical raw materials or components—including those experiencing shortages or cost inflation due to heightened demand for semiconductors and other inputs supporting AI technologies—may hinder our ability to secure such commodities in a timely fashion or at budgeted costs or both, thus impacting our operational and financial performance. In this context, supply chain disruptions may hinder our ability to execute projects in a timely manner, support aftermarket needs, finish projects or leave us with unsold materials or products, all of which could result in penalties or impacts on contract profitability and could have a material adverse effect on our business, financial condition and results of operations. Delays and volatility specific to our supply chain requirements could ultimately have an overall negative impact on our ability to compete on the market, our client relationships, our growth, reputation, financial performance and cash flows.

Program management and execution
CAE may fail to accurately estimate the resources and costs required to fulfill increasingly large and complex contract commitments, as well as to effectively manage and control our costs, which may impact our profitability.

When making proposals, we rely heavily on our estimates of costs and timing for completing the associated projects, as well as assumptions regarding technical issues. We may bid on programs for which the work activities, deliverables, and timelines are vague or for which the solicitation incompletely describes the actual work, which may result in inaccurate pricing assumptions. Furthermore, we may realize the lost opportunity cost of not bidding on and winning other contracts that we may have pursued otherwise.

Contracts are often long-term and may involve new technologies, unforeseen events, such as technological difficulties, cost fluctuations, significant inflation, problems with suppliers, and cost overruns. These factors affect the cost estimates of the contracts we bid on, which can result in the contractual price becoming less favourable or even unprofitable for us. Our profitability could also be negatively affected if we continue to experience increased labour/material inflationary pressures, economic headwinds and global supply chain disruptions.

If we experience difficulties or do not meet program milestones, we may be unable to achieve program milestones as currently scheduled and may have to devote more resources than originally anticipated, which may impact timely execution and profitability.

36 I CAE Financial Report 2026

Management’s Discussion and Analysis

Mergers, acquisitions and divestitures
CAE may fail to achieve the expected strategy, synergies and outcomes associated with the integration of acquired entities. The realization of anticipated benefits from mergers, acquisitions and related activities depends, in part, upon our ability to integrate the acquired business, the realization of synergies both in terms of successfully marketing our broadened product and service portfolio, efficient consolidation of the operations of the acquired businesses into our existing operations, cost management to avoid duplication, information systems integration, technology investments, staff reorganization, establishment of controls, procedures, and policies, performance of the management team and other personnel of the acquired operations as well as cultural alignment. There can be no assurance that we will realize anticipated synergies, or that we will meet any financial and performance targets provided. In addition, our inability to adequately integrate an acquired business in a timely manner might result in departures of qualified personnel or lost business opportunities which would negatively impact operations and financial results. There are also risks associated with the acquisition of a business where certain legacy liabilities could arise and where there is strong reliance and dependency on certain key suppliers.

Occasionally, we divest of businesses or subsidiaries to increase focus on our core businesses. There can be no guarantee that we will realize the anticipated benefits of any such divestiture within reasonable timing, price and conditions. Divestitures are subject to various risks, including unforeseen costs, liabilities resulting from litigation or other claims, the risk of failing to secure adequate limitations of liability and the potential exposure to retained or unassumed liabilities relating to pre-divestiture operations. We may also fail to realize sufficient proceeds from a divestiture, which could reduce balance sheet assets and trigger goodwill or intangible asset write‑downs. Additionally, acquisitions or divestitures may result in loss of access to historical business records if legacy systems or hosting arrangements are discontinued, which can limit CAE’s ability to respond to future audits, inquiries, or claims.

Business continuity
CAE may be unable to recover from business interruptions, including pandemics, natural disasters, political/social unrest, acts of war, terrorism, and IT disruptions including those at third-party suppliers and service providers, in an efficient and timely manner. Such disruptions may cause delays in the execution of certain programs which require us to incur additional non-compensable costs, including overtime work, that are necessary to meet clients’ schedules to avoid penalties or sanctions under contracts or even the cancellation of some contracts. These business interruptions can also have a detrimental effect on our customers’ operations and may lead to aircraft being grounded and flights delayed. Our vulnerability and that of our partners and service providers to security breaches, denial of service attacks or other hacking or phishing attacks has also increased since the COVID-19 pandemic, the increased geopolitical tensions and our recent acquisitions.

Subcontractors
We engage subcontractors for many of our contracts with whom we may have disputes, including with regard to the quality, safety and timeliness of their work, customer concerns, or their failure to comply with applicable laws. Subcontractors may not be able to acquire or maintain the quality of the materials, components, subsystems and services they supply, which might result in greater product returns, service problems, warranty claims and increased levels of risk. In connection with our government contracts, we may be required to procure certain materials, components and parts from local suppliers or supply sources approved by government authorities. CAE relies on subcontractors and other suppliers to comply with applicable laws, regulations and other requirements regarding procurement of counterfeit, unauthorized or otherwise non-compliant parts or materials. Each of these subcontractor risks could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Fixed price and long-term supply contracts
We provide a number of our products and services through fixed-price contracts that enable us, contrary to cost-reimbursable contracts, to benefit from performance improvements, cost reductions and efficiencies, but also require us to absorb cost overruns reducing profit margins or incurring losses if we are unable to achieve estimated costs and revenues. It can be difficult to estimate all of the costs associated with these contracts, including assumptions on future rates of inflation, or to accurately project the level of sales we may ultimately achieve. In addition, a number of contracts to supply equipment and services to commercial airlines and defence organizations are long-term agreements that can run up to 25 years. While some of these contracts can be adjusted for increases in inflation and costs, the adjustments may not fully offset the increases, or we may not be able to successfully negotiate requests for equitable adjustment from our government customers, which could negatively affect the results of our operations. Other contracts involve new technologies and applications and unforeseen events, such as technological challenges, fluctuations in the price of raw materials, a significant increase in inflation, tariffs, problems with our suppliers and cost overruns, can result in the contractual price becoming less favourable or even unprofitable to us over time. Some of our programs rely on the supply of OEM systems as specified by our customers and over which we may have limited control over pricing and against which our customer contracts may not sufficiently provision to cover unplanned price increases from such OEMs.

In particular, within the Defense and Security segment, we have a number of fixed-price contracts which offer certain potential advantages and efficiencies but can also be negatively impacted by adverse changes to general economic conditions, including unforeseen supply chain disruptions, inflationary pressures, availability of labour and execution difficulties. These risks can result in cost overruns and reduced profit margins or losses. While these risks can often be managed or mitigated, there were eight distinct legacy contracts identified in fiscal 2024, that were entered into prior to the COVID-19 pandemic that are fixed-price in structure, with little to no provision for cost escalation, and that have been more significantly impacted by these risks (the Legacy Contracts).

CAE Financial Report 2026 I 37

Management’s Discussion and Analysis

The recognition of risks associated with the Legacy Contracts was accelerated in the fourth quarter of fiscal 2024 following revised agreements on scope and timing with customers, suppliers and other stakeholders, which resulted in profit adjustments associated with the reassessment of estimated costs. The extent to which the ongoing risk retirement on these programs might impact Defense and Security margins in the coming quarters will depend on the actual timing of program close outs, customer acceptance, and the ability to mitigate associated risks and costs as we continue to execute them. As at March 31, 2026, we have completed four of the Legacy Contracts.

The impact of the ongoing execution of the remaining Legacy Contracts on the Defense and Security profitability is no longer expected to be material. However, if our efforts to execute and retire the Legacy Contracts within expected timeframes and within projected costs are not as anticipated, whether individually or in the aggregate, it could result in continuing material impacts on the overall Defense and Security segment financial position and results, the severity of which cannot be predicted at this time.

Continued reliance on certain parties and information
Following an acquisition closing date, CAE may continue to depend on the acquired company's personnel, good faith, expertise, historical performance, technical resources and information systems, timely support, proprietary information and judgment to provide services to customers under a transitional services agreement. Consequently, we may remain vulnerable to adverse developments in the business and affairs of parties with whom we contract.

Despite our efforts to conduct thorough investigations in connection with any acquisition or related transaction, there is an inherent risk regarding the accuracy, quality and completeness of the information provided to CAE. Additionally, there may also be liabilities, deficiencies or other claims associated with companies or assets we acquire that were not discovered or accurately quantified during our due diligence, potentially resulting in unanticipated costs. CAE may not always be able to independently verify the accuracy or completeness of such information, and there may be unknown events or circumstances relating to acquisition targets that could affect the completeness or accuracy of the information provided to us. Furthermore, post-transaction changes—such as account deactivations, business closures, or system retirements—may reduce access to historical records, creating challenges in verifying past obligations or defending against later claims.

Global safety and governance
We strive to maintain a safe operating and working environment for all our employees and subcontractors, as well as for customers undergoing training at our facilities, and to control risks and hazards in the workplace as well as risks that may occur through delivery of our training or use of our products and services. In the course of our activities, employees may be exposed to hazardous situations, including working in the presence of electricity, working at heights and using specialized tools. Despite the application of our rigorous safety protocols and training programs, there remains an inherent risk of accidents or illness in the workplace. Any significant incident could result in operational disruptions, legal liabilities, increased insurance costs and reputational damage. In addition, failure to comply with operational safety, aviation safety and health and safety regulations could result in fines and affect our ability to win new contracts.

9.3      Cybersecurity risks

Cybersecurity
CAE’s operational continuity and business performance is dependent on the reliability and trust of our digital value chains. These value chains support our critical business, operational and sales functions. CAE could be negatively impacted by threats to the security of its digital, IT and other related electronic systems. CAE could be faced with the risk of disruption, loss, theft, misuse, or unauthorized access to pertinent sensitive data (e.g., intellectual property) and confidential information (e.g., customer, partner and employee information) stored on CAE’s systems and technologies and/or those of its partners, suppliers, and vendors and non‑compliance with regulatory, legislative and commercial security requirements.

Cybersecurity incidents related to our information technology systems, digital platforms and software supply chain are a threat to the integrity, reliability, and availability of technology and data. Cybersecurity incidents may take the form of system failures and non‑availability, software bugs or defects, cyber-attacks, cyber extortion (including ransomware), breaches of systems security, electronic crime, malware, unauthorized attempts to gain access to our proprietary and sensitive information, hacking, phishing, identity theft, theft of intellectual property and confidential information, denial-of-service attacks aimed at causing network failures and services interruption and other cybersecurity threats to our information technology infrastructure and systems.

Continued use of remote work and use of video conferencing and collaborative platforms (initially implemented by CAE in response to the pandemic) has increased the pressure on our information technology infrastructure which, in turn, may increase CAE’s vulnerability to these risks. In addition, subcontractors may, based on the requirements of their participation in our processes, be granted access to our IT platform and software solutions, thereby exposing us to heightened IT and cybersecurity risks.

A successful breach of security of our information systems could lead to theft or misuse of our customers’, employees’, suppliers’, shareholders’, or business contacts’ proprietary, confidential, or personal data information and result in third-party claims against us, reputational harm, regulatory fines or financial loss.

IT, digital and cybersecurity risks could disrupt our operations and cause our airline customers’ operations to be significantly disrupted by having to ground their fleet or delay flights.

38 I CAE Financial Report 2026

Management’s Discussion and Analysis

Cybersecurity risks include the risk of loss of, corruption of, or unauthorized disclosure or access to business information and data, confidential, classified or restricted information. This may include unauthorized access to information belonging to CAE, our employees, or our business partners, including aircraft OEMs, fixed based operations and customers. These risks expose us to client attrition, non-compliance with privacy legislation or any other laws in effect, litigation, regulatory fines, penalties or regulatory action, compliance costs, corrective measures, investigative or restoration costs, cost hikes to maintain and upgrade technological infrastructures and systems or reputational harm, all of which could have a negative effect on CAE’s operating results, reporting capabilities, profitability and reputation.

Due to the nature of our commercial aviation and defence-related activities, CAE may be targeted by sophisticated, state-sponsored cyber threat actors seeking to disrupt operations, access sensitive information or compromise our systems or those of our partners, a risk that is further accentuated by the increasing geopolitical stressors.

Given the highly evolving nature of cyber or other security threats or disruptions and their increased frequency, the impact of any future incident cannot be easily predicted, and the costs related to such threats or disruptions may not be fully insured or indemnified by other means. In addition, the digital transformation, and the adoption of emerging technologies, such as AI, deep fakes, quantum threats, use of automated techniques by adversaries and the increasing use of “frontier” cyber offensive techniques, call for continued focus and investment to manage our risks effectively.

Furthermore, we may experience similar security threats at customer sites that we operate or manage or to which we gain access to deliver services. CAE may be impacted by cybersecurity risks and similar incidents at our customers, suppliers and partners, as cybersecurity incidents originating within third-party environments may propagate through shared systems, software updates or data integrations, even where our own systems are not directly compromised. These parties have varying levels of cybersecurity maturity, expertise and safeguards, and some may have an elevated threat condition due to their involvement in government and defense contracts, which can similarly elevate the risk to CAE and the likelihood of the threats we face.

9.4      Talent risks

Recruitment, development and retention
CAE may be unable to attract, develop and retain top talent, key people and critical roles to achieve CAE’s global strategic objectives. To support our growth strategies, objectives and normal business operations, CAE needs to maintain a sufficient, qualified and engaged workforce. Our financial position, global brand reputation and ability to achieve strategic objectives may be negatively affected by a failure to manage attrition, to retain and integrate key personnel, to maintain an appropriately sized workforce to meet contract needs and to transition employees from completed projects to new projects or between internal business groups. The identification and the development of our future leaders are becoming a necessity to secure a solid succession planning for critical roles. Failure to plan the succession for critical positions could lead to leadership instability and loss of key talent. In recent years, and consistent with broader industry trends, CAE has faced evolving talent-related challenges and risks, including the need to adapt our workforce to accelerating artificial intelligence and digital advancements, evolving expectations and responsibilities for people leaders that require ongoing upskilling, and changing needs and expectations of newer generations of employees. These factors may make it more difficult to recruit, attract and retain skilled personnel, reducing the availability of our workforce and potentially negatively impacting our business.

Key personnel and management
Our continued success will depend in part on our ability to attract, recruit and retain key personnel and management with relevant skills, expertise and experience, including technology developers of our intellectual property and leaders capable of being ambassadors of our corporate culture. CAE is dependent on the industry experience, qualifications and knowledge of a variety of employees, including our executive officers, managers and other key employees to execute our business plan and operate our business.

During fiscal 2026, CAE completed leadership transitions with the appointment of a new President and Chief Executive Officer and a new Chief Financial Officer. While these appointments are intended to provide leadership continuity and support the execution of CAE’s strategic objectives, the integration of new senior leaders involves risks, including alignment on strategic priorities, organizational effectiveness and decision-making processes. Such integration periods may require additional management attention and could, if not managed effectively, impact execution in the near term. Moreover, there is no guarantee that any member of our leadership or other key employees will continue to serve in their roles for any particular period of time. A loss of, or significant turnover among senior leadership or other key employees could materially adversely affect our business, results of operations and financial condition. The emergency succession plan designed to address the immediate replacement of key personnel may present logistical challenges and incremental costs, and any failure to implement such a plan effectively could impair our operations until suitable replacements are identified.

Corporate culture
We believe that a critical contributor to our success has been our corporate culture, which is based on our core values of One CAE, Innovation, Empowerment, Excellence and Integrity. As we continue to grow and develop, we must effectively integrate, develop and motivate a growing number of employees across various countries, including employees who join CAE through acquisitions. In addition, we must preserve our ability to execute quickly in further developing our products and services and implementing new features and initiatives. Preserving our corporate culture is crucial as it affects employee engagement, innovation, and operational effectiveness. Failing to adapt could hinder recruitment, retention, and our overall business strategy execution.

CAE Financial Report 2026 I 39

Management’s Discussion and Analysis

Labour relations
Approximately 1,800 employees are represented by unions and are covered by 48 collective agreements as of March 31, 2026. These collective bargaining agreements have varying terms and expiration dates. If we experience difficulties with renewals and renegotiations of existing collective agreements or if our employees pursue new collective representation, we could incur additional expenses and may be subject to work stoppages, slow-downs or other labour-related disruptions. Any such expenses or delays could adversely affect our programs served by employees who are covered by such agreements or representation.

9.5      Financial risks

Availability of capital
We depend, in part, upon our debt funding and access to capital markets. We have various debt facilities, including lease liabilities, with maturities ranging between calendar 2026 and 2071, and we cannot provide assurance that these facilities will be refinanced at the same cost, for the same duration and on similar terms as were previously available. If we require additional debt funding, our market liquidity may not be sufficient considering multiple factors including significant instability or disruptions of the capital markets, a deterioration in or weakening of our financial position due to internal or external factors, restrictions or prohibitions on CAE’s access to these facilities, or significant increase in the cost of one or more of these facilities, including credit facilities or the issuance of medium- and long-term debt, which may adversely affect our ability to fund our operations and contractual or financing commitments.

Our unsecured senior notes, term loans and revolving credit facility include standard events of default and covenant provisions whereby accelerated repayment and/or termination of the agreements may result if we were to default on payment or violate certain covenants. In the event that we are unable to maintain compliance with such covenants, we may have restricted access to capital, and we would be required to obtain amendments or waivers from our lenders, refinance the indebtedness subject to covenants or take other mitigating actions prior to a potential breach.

Availability of capital could also be negatively impacted should a deterioration of CAE’s financial position result in a reduction or downgrade of its credit rating. This could limit CAE’s access to sources of short-term and long-term debt financing. In addition, this could significantly increase the costs associated with utilizing short-term or long-term debt facilities or future refinancing of such facilities, which would in turn have a material adverse effect on CAE’s business, financial profile and results of operations.

Customer credit risk
We are exposed to credit risk on our accounts receivable and certain other assets through our normal commercial activities. Adverse changes in a customer's financial condition could cause us to limit or discontinue business with that customer, require us to assume more credit risk relating to that customer's future business, or result in uncollectible trade accounts receivable from that customer. Future credit losses relating to any one of our major customers could be material and could result in a material charge to our financial results.

Foreign exchange
Our operations are global with approximately 90% of our revenue generated from worldwide exports and international activities generally denominated in foreign currencies, mainly the U.S. dollar and the Euro. Our revenue is generated approximately 50% in the U.S., and the balance in Europe and the rest of the world.

Two areas of our business are exposed to fluctuations of foreign exchange rates; our global network of training, software and services operations, and our production operations in Canada as a significant portion of the revenue generated in Canada is in foreign currencies, while a large portion of our operating costs is in Canadian dollars.

For our Canadian operations, when the Canadian dollar increases in value, it negatively affects the translation of our foreign currency denominated revenue and hence our financial results because our results are consolidated in Canadian dollars for financial reporting purposes. However, when the Canadian dollar decreases in value, it negatively affects our foreign currency-denominated costs. Since not all of our revenue is hedged, it is not possible to completely offset the effects of changing foreign currency values, which leaves some residual exposure that may impact our financial results. This residual exposure may be higher when currencies experience significant short-term volatility.

Business conducted through our foreign operations are substantially based in local currencies which are translated to Canadian dollars for financial reporting purposes. Appreciation of foreign currencies against the Canadian dollar would have a positive translation impact and a devaluation of foreign currencies against the Canadian dollar would have the opposite effect.

Effectiveness of internal controls over financial reporting
Our disclosure controls and procedures and internal controls over financial reporting may fail to prevent certain material errors and fraud. A control system can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Further, the design and operating effectiveness of control procedures must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Due to the inherent limitations in control systems, no evaluation of controls can provide absolute assurance that all control issues within an organization are detected. The inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of errors or mistakes. Controls can also be circumvented by individual acts of certain persons, by collusion of two or more people or by management override of the controls. Due to these inherent limitations, misstatements due to error or fraud may occur and may not be detected in a timely manner or at all.

40 I CAE Financial Report 2026

Management’s Discussion and Analysis

Any failure of our internal controls could have an adverse effect on our results of operations, harm our reputation and limit our ability to produce timely and accurate financial statements or comply with applicable regulations, causing investors to lose confidence in our reported financial information. If we are unable to implement any of the required changes to our internal control over financial reporting effectively or efficiently or are required to do so earlier than anticipated, it could adversely affect our operations, financial reporting and results of operations.

Liquidity risk
Liquidity risk is defined as the potential risk that we cannot meet our cash obligations as they become due. The increased geopolitical uncertainty and general economic conditions have amplified the unpredictability of business and transaction cycles, thereby bringing uncertainty as to the cash we expect to generate from our operations and our ability to meet financial requirements in the foreseeable future.

Interest rates
We are exposed to risk on the interest rate of our debt. If interest rates increase, our floating rate long-term debt would increase even though the amount borrowed remained the same, and net income and cash flows would decrease, which could materially and adversely affect CAE’s financial condition and operating results. Increasing interest rates may also restrict our ability to expand into new markets if we do not have access to debt or equity capital on acceptable terms, which in turn may negatively affect our competitiveness and results of operations. Similarly, changes in interest rates may negatively affect the ability of our customers to deploy capital or to obtain credit to finance their businesses on acceptable terms, which will impact their demand and ability to pay for our products and services.

Shareholder activism
We may be subject to legal and business challenges in the operation of our business due to actions instituted by activist shareholders or others who may from time to time engage in proxy solicitations, advance shareholder proposals, attempt to acquire control via a hostile take over bid or otherwise or attempt to involve themselves in the governance, strategic direction, and operations of CAE. Responding to such challenges can be costly and time-consuming, disrupting operations, requiring us to incur increased advisory fees and related costs, and diverting the attention of CAE’s board, senior management and employees from the pursuit of our business strategies. Perceived uncertainties as to CAE’s future direction resulting from such challenges could result in the loss of potential business opportunities, cause concern to current or potential investors, make it more difficult to attract and retain qualified personnel and business partners, and affect our relationships with vendors, customers and other third parties. Actions of activist shareholders may cause significant fluctuations in the market price for CAE’s securities based on temporary or speculative market perceptions or other factors that do not necessarily reflect the underlying fundamentals and prospects of CAE’s business.

Returns to shareholders
Payment of dividends and other cash or capital returns (such as a normal course issuer bid for the repurchase of our outstanding shares) to our shareholders are at the discretion of the Board of Directors and depend on various factors, including our operating cash flows, sources of capital, the satisfaction of solvency tests and other financial requirements, our operations and financial results, our ability to repatriate cash from our subsidiaries, as well as our dividend and other policies which may be reviewed from time to time.

No assurance can be given as to whether or when CAE will declare and pay dividends in the future, or the frequency or amount of any such dividend. In addition, cash disbursements used to pay dividends or for the repurchase of our outstanding shares may have an impact on available cash to use to respond to unforeseen challenges or other capital allocation priorities that might have generated higher returns or contributed to CAE's long-term growth.

Estimates used in accounting
Accounting for our contracts, notably contracts for the design, engineering, and manufacturing of training devices, requires judgment associated with estimating contract revenue and costs and assumptions for schedule and technical issues. Because of the significance of the judgments and estimation processes involved in accounting for our contracts, materially different amounts could be recorded if we used different assumptions or if the underlying circumstances were to change. Changes in underlying assumptions, circumstances or estimates may have an impact on our financial statements including but not limited to impairment testing and fair value determination, and may adversely affect our future results of operations and financial condition.

Impairment risk
The carrying amounts of our non-financial assets subject to amortization are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Goodwill and assets that are not yet available for use are tested for impairment annually or at any time if an indicator of impairment exists. Factors that may result in a change in circumstances, indicating that the carrying value of our goodwill or non-financial assets may not be recoverable include reduced future estimated cash flows, slower growth rates than forecasted and a decline in our share price and market capitalization. Change in key assumptions, such as a failure to meet our five-year strategic plan or other unanticipated circumstances, including market conditions, may affect the accuracy or validity of our estimates. Because of the significance of our goodwill and other non-financial assets, any future impairment of these assets could require material non-cash charges to our operating results, which also could have a material adverse effect on our financial condition.

CAE Financial Report 2026 I 41

Management’s Discussion and Analysis

Pension plans
Economic and capital market fluctuations can negatively affect the investment performance, funding and expense associated with our defined benefit pension plans. Pension funding for these plans is based on actuarial estimates and is subject to limitations under applicable regulations. Actuarial estimates prepared during the year were based on, amongst others, assumptions regarding the performance of financial markets, discount rates, inflation rates, future salary increases, estimated retirement ages and mortality rates. The actuarial funding valuation reports determine the amount of cash contributions that we are required to make into registered retirement plans. There can be no assurance that our pension expense and the funding of these plans will not increase in the future, thereby negatively impacting our earnings, cash flow and shareholders' equity.

Indebtedness
CAE may achieve strategic growth objectives by financing costs of investments out of available liquidities, including cash on hand and/or advances or drawdowns under one or more of our revolving credit facility or other debt financing. Such borrowings could have material adverse consequences for CAE, including: limiting our ability to obtain additional financing for working capital, capital expenditures, product development, debt service requirements, acquisitions and general corporate or other purposes; restricting our flexibility and discretion to operate our business; negatively impacting the credit rating of our long-term debt; limiting our ability to declare dividends on our common shares or buy back our outstanding shares; having to dedicate a portion of our cash flows from operations to the payment of interest on our existing indebtedness and not having such cash flows available for other purposes, exposing us to increased interest expense on borrowings at variable rates; limiting our ability to adjust to changing market conditions; placing CAE at a competitive disadvantage compared to our competitors that have incurred less debt; making CAE more vulnerable in a downturn in general economic conditions; and making it more difficult for us to satisfy our covenants with respect to our indebtedness. There is no guarantee that we will be able to obtain additional indebtedness or other financing on terms favourable to us or at all to repay the principal on such indebtedness when it becomes due.

If we are unable to generate sufficient funds to meet our obligations under our outstanding indebtedness, we may be required to refinance, restructure or otherwise amend or waive some or all such obligations, sell assets or raise additional cash through additional issuances of our equity. In such case, we cannot make any assurances that we would be able to obtain such refinancing on terms as favourable as our current financing or that amendments or waivers would be obtained, that such restructuring, sales of assets or issuances of equity can be accomplished or, if accomplished, would raise sufficient funds to meet these obligations.

Restructuring, integration and acquisition costs
We may launch restructuring initiatives, transformation plans or operational excellence programs from time to time. Costs associated with these initiatives include severances and other employee-related costs, impairment of non-financial assets, and other direct costs associated with the closing or relocation of facilities, the closing of a product line or activity, or the downsizing of operations. We may also incur heightened operating costs in order to execute management’s plan. Such expenses are difficult to estimate accurately and may exceed estimates. We may also be unable to realize the anticipated recurring cost savings and other intended benefits from these initiatives within the expected timeframe. If we fail to successfully implement these initiatives, or obtain sufficient funding to execute the plan, it could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Additionally, we incur several costs associated with completing acquisitions and integrating the operations of CAE and acquired companies. The majority of these costs are non-recurring expenses resulting from an acquisition and will consist of transaction costs related to the acquisition, including financial, legal and accounting costs, facilities and information technology systems costs and employment‑related costs. Such expenses are difficult to estimate accurately and may exceed estimates. We may also fail to accurately forecast the financial impact of an acquisition or other strategic transactions, including tax and accounting charges. Accordingly, the benefits from an acquisition may be offset by unexpected costs incurred in integrating the businesses, which could cause our revenue assumptions to be inaccurate.

Sales of additional common shares
Any future issuance of common shares, or other securities convertible into common shares, may result in dilution to present and prospective common shareholders as well as dilution in earnings per share. CAE cannot predict the size of future issuances of common shares or the effect that future issuances and sales of common shares will have on the market price of the common shares. Issuances of a substantial number of additional common shares (or securities convertible into common shares), or the perception that such issuances could occur, may adversely affect the prevailing market price for the common shares.

Market price and volatility of our common shares
The market price of our common shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond our control and are unrelated to our performance. There can be no assurance that the market price of the common shares will not experience significant fluctuations in the future, including fluctuations that are unrelated to our performance.

Following a significant decline in the market price of a company’s securities, there may be instances of securities class action litigation being instituted against such company. The Company is currently a defendant in a shareholder-instituted class action proceeding, alleging such a decline in the market price of our common shares during the first quarter of fiscal 2025. We cannot provide any assurance that similar litigation will not occur in the future. The existing proceeding and any future similar proceedings could result in substantial costs and a diversion of management’s attention and resources, which could have a material adverse effect on our business, operating results, and financial condition. Due to the inherent uncertainties of litigation, it is not possible to predict the final outcome of the existing proceeding and other related proceedings generally, nor to determine the amount of potential losses, if any, that may be incurred in connection with any final judgment on these matters.

42 I CAE Financial Report 2026

Management’s Discussion and Analysis

We maintain insurance coverage for various aspects of our business and operations, including for litigation. Our insurance programs have varying coverage limits and maximums, and insurance companies may deny claims we might make. Please refer to “Insurance coverage potential gaps” under Section 9.6 “Legal and compliance risks” of this MD&A for more detail regarding the risks associated with our insurance coverage.

Seasonality
Our business, revenues and cash flows are affected by certain seasonal trends. In the Civil Aviation segment, the level of training delivered is driven by the availability of pilots to train, which tends to be lower in the second quarter as pilots are flying more and training less, thus, driving lower revenues. In the Defense and Security segment, revenue and cash collection is not as consistent across quarters throughout the year as contract awards and availability of funding are influenced by customers’ budget cycles. We expect these trends to continue, but may be disturbed by the volatile geopolitical environment, supply chain and/or labour disruptions.

Taxation matters
We collect and pay significant amounts of taxes to various tax authorities. As our operations are complex and the related tax interpretations, regulations, legislation and jurisprudence that pertain to our activities are subject to continual change and evolving interpretation, the final outcome of the taxation of many transactions is uncertain. Also, a substantial portion of our business is conducted in foreign countries and is thereby subject to numerous countries’ tax laws and fiscal policies. A change in applicable tax laws, treaties or regulations or their interpretation, such as the introduction of Pillar Two Model Rules designed to ensure large multinational enterprises pay a minimum level of tax on income arising in each jurisdiction they operate, could result in a higher effective tax rate on our earnings which could significantly impact our financial results.

Adjusted backlog
Adjusted backlog represents management’s estimate of the aggregate amount of the revenues expected to be realized in the future. The termination, modification, delay, or suspension of multiple contracts may have a material and adverse effect on future revenues and profitability. We cannot guarantee that the revenues initially anticipated in our adjusted order intake will be realized in full, in a timely manner, or at all, or that, even if realized, such revenues will result in profits or cash generation as expected, and any shortfall may be significant. The materialization of any of the risks with respect to adjusted backlog could have a material adverse effect on our business, financial condition, cash flows and results of operations.

9.6      Legal and compliance risks

Data rights and governance
In providing services and solutions to clients, we collect, utilize, store and communicate confidential, personal, classified and proprietary information that may be highly sensitive. Any security breach, improper use, or unauthorized access or misappropriation of such information could result in regulatory penalties, audits or investigations by government agencies, as well as reputation harm or a loss of confidence in our products and services.

Further, the management, use and protection of personal data are becoming increasingly important, particularly given the high value of such information and the associated operational, reputational, and regulatory compliance risks, including compliance with the European Union’s General Data Protection Regulation, the U.K.’s General Data Protection Regulation, Canada’s federal Personal Information Protection and Electronic Documents Act and substantially similar equivalents at the provincial level, the California Consumer Privacy Act, and the proliferation of similar regulatory frameworks in other regions. Compliance with these continuously evolving requirements is complex and may add to our compliance costs. Furthermore, our use of AI introduces additional and evolving risks as we continue to incorporate AI systems into our operations.

U.S. foreign ownership, control or influence mitigation measures
CAE and certain of our subsidiaries are parties to agreements with various departments and agencies of the U.S. government, including the U.S. Department of Defense, which require that these subsidiaries be issued facility security clearances under the U.S. Government National Industrial Security Program. This program requires that any corporation that maintains a facility security clearance be insulated from foreign ownership, control or influence (FOCI) via a mitigation agreement. As a Canadian company, we have entered into a FOCI mitigation agreement with the U.S. Department of Defense that enables these U.S. subsidiaries to obtain and maintain the requisite facility security clearances to enter into and perform on classified contracts with the U.S. government. Specifically, the mitigation agreement is a Special Security Agreement (SSA) for CAE USA Inc. If CAE fails to maintain compliance with the SSA, the facility security clearances for CAE USA Inc. could be terminated. If this occurred, our U.S. subsidiaries would no longer be eligible to enter into new contracts requiring a facility security clearance and could lose the right to perform certain existing contracts with the U.S. government to completion.

Compliance with laws and regulations
CAE operates in a highly regulated environment across multiple jurisdictions and is subject to laws and regulations relating to, without limitation, import-export controls, trade sanctions, anti-corruption, national security and aviation safety. These laws and regulations may change over time and without notice, which could impact our sales and operations in ways that we cannot predict. While such changes could present opportunities, they could also have a materially negative effect on our results of operations or financial condition. For instance, changes imposed by a regulatory agency, including changes to aviation safety standards, could restrict our ability to sell or licence certain products to customers, resulting in lost revenue. We could also be required to make unplanned modifications to our products or services, which could cause delays, increase inventory levels, or lead to postponed or cancelled sales or changes to sales predictions. Our compliance with government import‑export regulations (such as the International Traffic in Arms Regulations) may also be subject to audits or investigations, which could result in potential liabilities.
CAE Financial Report 2026 I 43

Management’s Discussion and Analysis

Export control restrictions could also negatively impact our operations. For example, CAE’s technology and services may be subject to export permit approvals and regulatory requirements which could take several months to obtain, thereby resulting in potential delays in obtaining export permits or even preventing us from exporting to certain countries, entities or people in or from a country. Also, failure to comply with export control requirements could lead to fines and/or being excluded from government contracts or subcontracts and reputational damages, which would negatively affect our revenue from operations and profitability and could have a negative effect on our ability to procure other government contracts in the future.

As a contractor to various governments, CAE must comply with procurement regulations and other specific legal requirements, such as sourcing restrictions, requirements to expend a portion of program funds locally and governmental industrial cooperation or participation requirements (also known as offset arrangements). These regulations and other requirements, although often customary in government contracting, increase our contract performance risks and compliance costs and are regularly evolving. Failure to comply with these regulations and other requirements could negatively impact our revenue from operations and profitability, and could have a negative effect on our ability to procure other government contracts in the future. In various jurisdictions, governments have been pursuing and may continue to pursue policies that could negatively impact our profitability, including seeking to shift additional responsibility and performance risks to the contractor.

In addition, CAE’s global operations are subject to Canadian and foreign laws and regulations, including, without limitation, the Corruption of Foreign Public Officials Act (Canada), the Foreign Corrupt Practices Act (United States), the U.K. Bribery Act and other anti-corruption laws. Failure by CAE and its employees or by any business partner or supplier working on our behalf to comply with anti-corruption requirements could result in administrative, civil, or criminal liabilities, including suspension and debarment from bidding for or performing government contracts

Insurance coverage potential gaps
CAE products, services and/or operations can result in injury or damage to customers and other third parties, exposing CAE to substantial claims and litigation. Such claims could relate to, among other things, personal injury, loss of life, property damage and financial loss.

As part of its business operations, CAE maintains a certain level of insurance coverage, subject to varying limits, deductibles or retentions. There can be no assurance that the available insurance will be sufficient in limits and comprehensive in scope to respond to potential claims. Our insurance is purchased from a number of third-party insurers, often in layered insurance arrangements. In the event that limits purchased or coverage may be inadequate, CAE may be forced to bear substantial costs, resulting in an adverse impact on our financial condition, cash flows, or operating results. Moreover, any accident, failure of, or defect in our products or services, even if fully indemnified or insured, could significantly impact the cost and availability of adequate insurance in the future.

Product-related liabilities
Simulators, software solutions and other products sold by CAE may contain defects or may be subject to human error which may present a safety risk. Said defects, or human error due to manual input, could result in non-conformity costs, warranty claims, potential product liability and personal injury claims and/or major disruption in the operations of our customers. CAE may incur significant costs to issue a product recall or to modify or retrofit these products to ensure their safety, whether these are mandated by aviation authorities or otherwise. In addition to litigation and settlement costs related to liability claims, an adverse judgment against CAE or customers’ fleet being grounded due to potential safety risks in our software solutions may cause reputational damage and have a significant adverse effect on our business and operating results.

CAE may also be subject to product liability claims relating to equipment and services of discontinued operations or businesses sold, whereby CAE has retained past liabilities. We cannot be certain that current insurance coverage will be sufficient to cover one or more substantial claims.

Environmental laws and regulations
CAE is exposed to various environmental risks and is, directly and indirectly through our customers’ obligations, subject to complying or supporting our customers’ compliance with environmental laws and regulations which vary from country to country and are subject to change. CAE’s inability to comply with environmental laws and regulations or to provide adequate information and support to our customers could result in penalties, lawsuits and potential harm to our competitiveness and reputation.

New laws and regulations, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination, new clean-up requirements or claims on environmental indemnities we committed to may result in us having to incur substantial costs. This could have a materially negative effect on our financial condition and results of operations.

44 I CAE Financial Report 2026

Management’s Discussion and Analysis

Government audits and investigations
Government agencies routinely audit and investigate government contractors, as well as recipients of government grants and contributions, thereby increasing performance and compliance costs. These agencies may review our performance under our contracts, business processes, cost structure, and compliance with applicable laws, regulations and standards. Our costs incurred for each year are subject to audit by government agencies, which can result in payment demands related to costs they believe should be disallowed or a reduction or reversal of government grants and contributions to R&D programs. Although we work with governments to assess the merits of claims and, where appropriate, reserve for amounts disputed, we could be required to provide repayments to governments which could have a negative effect on our results of operations. We may continue to experience an increased number of audits and challenges to government accounting matters and business systems for current and past years, as well as a lengthened period of time required to close open audits, an increased number of broad requests for information and an increased risk of withholding of payments. If an audit or investigation were to uncover improper or illegal activities, we could be subject to further fines, administrative actions, termination of contracts, forfeiture of profits, repayment of amounts received, suspension of payments or debarment from business with the government. The government could impose additional payment withholds or seek consideration for material not in compliance with associated sourcing standards.

Protection of our intellectual property and brand
We rely, in part, on trade secrets, copyrights, patents, industrial designs, trademarks and contractual restrictions, such as confidentiality agreements and licences, to establish and protect our proprietary rights. These may not be effective in preventing a misuse of our technology or in deterring others from developing similar technologies. We may be limited in our ability to acquire or enforce our intellectual property rights in some countries. Litigation related to our intellectual property rights could be lengthy and costly and could negatively affect our operations or financial results, whether or not we are successful in defending a claim. As the partner of choice elevating safety, efficiency and readiness, our brand is a significant asset. From time to time, we may authorize the use of our brand, under third party licence agreements. In addition, within certain of our flight training operations, we rely on third-party providers for specific services, while remaining accountable for performance delivered under our brand. Adverse publicity related to incidents or litigation involving us, our partners or suppliers may impact the value of our brand.

Third-party intellectual property
Our products may contain sophisticated software and hardware, including computer systems, optical systems and electronics, that are supplied to us by third parties. Moreover, our production of simulators often depends on receiving confidential or proprietary data on the functions, design and performance of a product or system that our simulators are intended to simulate. Our training systems may also involve the collection and analysis of customer performance data in connection with the use of our training systems. We may not be able to obtain access to such software, systems and data sets on reasonable terms, or at all. Infringement claims could be brought against us or against our customers. We may not be successful in defending these claims and we may not be able to develop certain functionalities, designs, and processes that do not infringe on the rights of third parties, or obtain licences on terms that are commercially acceptable, if at all. The markets in which we operate are subject to extensive patenting by third parties. Our ability to modify existing products or to develop new products and services may be constrained by third-party patents such that we incur incremental costs to licence the use of the patent or design around the claims made therein.

Foreign private issuer status
As a “foreign private issuer,” as such term is defined in Rule 405 under the U.S. Securities Act, we are permitted, under a multijurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the U.S., to prepare our disclosure documents filed under the U.S. Securities Exchange Act of 1934, as amended (U.S. Exchange Act), in accordance with Canadian disclosure requirements. Under the U.S. Exchange Act, we are subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, we do not file the same reports that a U.S. domestic issuer would file with the U.S. Securities and Exchange Commission (SEC), although we are required to file or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws.

In relying on U.S. stock exchange rules that permit a foreign private issuer to follow the corporate governance practices of its home country, CAE is permitted to follow certain Canadian corporate governance practices instead of those otherwise required under the corporate governance standards for U.S. domestic issuers, except to the extent that such laws would be contrary to U.S. securities laws and provided that we disclose the significant differences between our corporate governance practices and the applicable corporate governance standards applicable to U.S. domestic issuers.

Further, as a foreign private issuer, we are exempt from a number of requirements under U.S. securities laws that apply to public companies that are not foreign private issuers. In particular, we are exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. CAE is exempt from the provisions of Regulation FD, which prohibits the selective disclosure of material non-public information to, among others, broker‑dealers and holders of a company’s securities under circumstances in which it is reasonably foreseeable that the holder will trade in our securities on the basis of the information.

CAE Financial Report 2026 I 45

Management’s Discussion and Analysis

Even though Canadian securities law requirements regarding the disclosure of material and non-public information by public companies are similar to U.S. securities law requirements and we voluntarily seek to comply with Regulation FD, these exemptions and leniencies will reduce the frequency and scope of information and protections to which purchasers are entitled as investors. Shareholders should not expect to receive the same information at the same time as such information is provided by U.S. domestic companies. In addition, we have four months after the end of each fiscal year to file our Annual Information Form with the SEC and are not required under the U.S. Exchange Act to file quarterly reports with the SEC as promptly as U.S. domestic companies whose securities are registered under the U.S. Exchange Act would do.

We may in the future lose our foreign private issuer status as a result of changes in our shareholder base or U.S. regulatory developments. Although we have elected to comply with certain U.S. regulatory provisions and corporate governance requirements, our loss of foreign private issuer status would make such compliance mandatory. The regulatory and compliance costs to us under securities laws and U.S. stock exchange rules as a U.S. domestic issuer would be significantly more than the costs incurred as a Canadian foreign private issuer.

Enforceability of civil liabilities against our directors and officers
CAE is governed by the Canada Business Corporations Act with our principal place of business in Canada. Most of our directors and officers reside in Canada or elsewhere outside the U.S. The majority of our assets and all or a substantial portion of the assets of these directors and officers may be located outside the U.S. Consequently, it may be difficult for investors who reside in the U.S. to effect service of process in the U.S. upon CAE or upon such persons who are not residents of the U.S., or to realize upon judgments of courts of the U.S. predicated upon the civil liability provisions of the U.S. federal securities laws. Similarly, some of CAE’s directors and officers may be residents of countries other than Canada and all or a substantial portion of the assets of such persons may be located outside Canada. As a result, it may be difficult for Canadian investors to initiate a lawsuit within Canada against these persons.

9.7      Sustainability risks

Extreme climate events and the impact of natural or other disasters (including effects of climate change)
Climate change, reflected in an increase in extreme events such as extreme heat, heavy rainfall, drought and cyclones, can disrupt our operations and supply chain, damage our infrastructure, endanger the health and safety of our employees, affect the availability and cost of materials, resources and services, reduce air traffic, increase insurance costs, and even compromise our ability to obtain adequate insurance coverage for all the major risks to which we are exposed. These disruptions may have a significant impact on our operating results, financial position and liquidity. In addition, evolving regulatory frameworks related to climate change add additional responsibilities specific to the products and services we provide.

Sustainability commitments and expectations
Evolving stakeholder expectations with respect to sustainability matters may pose risks to CAE’s competitive advantage, brand and reputation, ability to attract and retain talent, financial outlook, cost of capital, global supply chain and business continuity, which may impact our ability to achieve long-term business objectives. Increased public awareness and growing concerns about climate change (including the “anti-flying” movement and tendencies towards sustainable travel initiatives) and the global transition to a low carbon economy result in a broad range of impacts, including potential risks for CAE and its business partners’ market outlook.

CAE may fail to adequately monitor the emerging risks in a rapidly changing ecosystem and to sufficiently address evolving expectations related to corporate culture, business conduct and ethics, responsible management of its supply chain, transparency, respect for human rights, working and safety conditions, as well as equal opportunities, among other factors, which could affect corporate profitability and reputation.

Additional sustainability-related regulations, changes in reporting frameworks and guidance, emergence of “greenwashing” legal actions by activist groups, increasing regulatory expectations as well as continuing reforms pertaining to mandatory disclosure create a new uncertain and evolving set of compliance risks. Gaps in perception and acceptability of how sustainability factors in shareholder value also call for increased vigilance when it comes to sustainability reporting and communication.

More acute generalized scrutiny also adds pressure to secure reliable and precise sustainability data with clear accountability across the organization and to deploy robust data collection processes with effective controls that will allow external verification in the near future. A lack of precise, auditable and complete data accurately reflecting the progress on CAE’s multi-year roadmap could hinder our credibility.

As CAE’s sustainability performance is assessed by proxy advisory agencies, we could also face governance issues if we do not meet their expectations.

46 I CAE Financial Report 2026

Management’s Discussion and Analysis

9.8      Reputational risks

Reputational risk
Reputational risk may arise under many situations including, among other things:
–Quality or performance issues of our products or services and new technologies we launch;
–Inability to penetrate new markets or to meet expectations or demand for newly developed products and technologies;
–Failure to maintain ethically and socially responsible operations;
–Relationships or dealings with customers and other counterparties that could expose CAE to ethics, compliance and reputational risks;
–Negative perceptions regarding the defence and security industry and related product and service offerings;
–Injuries or death arising from safety-related operational, training or health and safety incidents during the operation process or training activities;
–Unethical conduct by our employees, agents, subcontractors, suppliers and/or business partners; and
–Alleged or proven non-compliance with laws or regulations by our employees, agents, subcontractors, suppliers and/or business partners.

Any negative publicity about CAE or damage to our image and reputation could have a negative adverse impact on customers' and other key stakeholders’ perception and trust, may prevent CAE to recruit necessary talent and may cause the cancellation of current work or negatively influence our ability to obtain contracts. Many of CAE’s other risks intersect with reputational risk and may therefore amplify this risk.

The growing use of social and digital media increases the speed at which information or misinformation can be shared, and negative publicity, whether accurate or not, could seriously damage CAE’s reputation. Increasing social and political polarization can trigger organized boycotts and targeted online campaigns unrelated to product or service quality. Damage to our reputation or brand image could adversely affect our business, including our ability to hire and retain talent. Reputational risk intersects with many of CAE’s other risks and may therefore exacerbate these risks.

9.9      Technological risks

Information technology
CAE’s operations rely heavily on information technology infrastructure, software as a service and other software applications, whether hosted internally or outsourced. As we expand our product portfolio to include software solutions and place greater emphasis on digital strategy and AI, this reliance on information technology infrastructure and systems has become even more critical. Our business also requires the appropriate and secure handling of sensitive and confidential information from third parties such as aircraft OEMs, national defence forces and customers. Any material disruption in our technology systems could have a material adverse effect on our business, financial condition, prospects and/or results of operations. Similarly, any material technological issue with our software solutions or with data feeds, infrastructure or systems provided by third parties could result in financial losses and/or impairments in our customers' operations.

System modernization, updates and system replacements can temporarily disrupt our business activities. Conversely, failure to maintain, upgrade, replace or properly implement such new information technology systems could result in increased risk of a cybersecurity incident and have an adverse effect on operational efficiency, revenue or reputation. In addition, the digital transformation and the adoption of emerging technologies, such as AI and machine learning, require continued focus and investment to manage those risks effectively.

Reliance on third-party providers for information technology systems and infrastructure management
Operations for some information technology systems maintenance and support services and infrastructure management functions are outsourced to third-party service providers. If these service providers are disrupted or do not perform effectively, it may have a material adverse impact on CAE's operations and customers.

Third-party providers’ services are often subscription-based, subjecting us to various subscription pricing models based on market trends. Strategic renegotiation of such agreements can be lengthy, and it is important to manage and review performance of our third‑party providers on a continuous basis.

9.10      Data and artificial intelligence risks

Data and artificial intelligence
CAE increasingly relies on data-driven technologies and AI to support operations, product development and digital transformation initiatives. The effective and responsible use of data and AI depends on the availability, quality, security and governance of data, as well as on the appropriate design, deployment, monitoring and oversight of AI-enabled systems.

Risks associated with data and AI technologies may include hallucinations, harmful, inaccurate or biased outputs, lack of transparency or explainability, unintended operational impacts, misuse of data or unintentional data leakage, model performance degradation through algorithmic exploitation or otherwise, intellectual property concerns, overreliance on AI systems interfering with individual autonomy and judgment, increased dependence on third-party tools or platforms, environmental impact of AI use, and evolving legal and regulatory requirements relating to AI. Failures in data governance or AI controls could adversely affect operational performance, customer trust, regulatory compliance or CAE’s reputation, and may require additional investment or remediation efforts.

CAE Financial Report 2026 I 47

Management’s Discussion and Analysis

10.  COMPENSATION OF KEY MANAGEMENT PERSONNEL
Key management personnel have the ability and responsibility to make major operational, financial and strategic decisions for the Company. We determined that key management personnel consist of the Board of Directors and its Management Team, which is comprised of the President and Chief Executive Officer (CEO) and executive officers who report directly to him. As at March 31, 2026, key management personnel consist of 12 non-employee Directors and 11 executive officers (2025 – 12 non-employee Directors and 8 executive officers).

The compensation expense of key management for employee services recognized in income are as follows:

(amounts in millions)	2026	2025
Salaries and other short-term employee benefits	$11.3	$12.5
Post-employment benefits – defined benefit plans	3.2	2.0
Costs related to the CEO's terms of departure	11.4	6.3
Termination benefits	—	5.0
Share-based payments expense	15.7	22.2
	$41.6	$48.0

In November 2024, the Company announced its CEO succession plan whereby the then-current CEO, Marc Parent, would leave the Company at the Annual and Special Meeting of Shareholders held on August 13, 2025. The CEO's terms of departure were finalized during the fourth quarter of fiscal 2025 and included non-compete and non-solicitation covenants, as well as other terms that were generally consistent with the previously agreed‑upon employment arrangement which remained in force until the departure date.

During fiscal 2026, the Company incurred $14.0 million (2025 – $8.3 million) of executive management transition costs, including $11.4 million (2025 – $6.3 million) related to the CEO's terms of departure, representing accrued expenses to the then‑current CEO, and $2.6 million (2025 – $2.0 million) of other costs. These costs are recorded in selling, general and administrative expenses. The Company has not incurred any significant additional executive management transition costs subsequent to the first quarter of fiscal 2026.

For the year ended March 31, 2026, the compensation earned by non-employee Directors amounted to $5.3 million (2025 –  $3.9 million), which included the grant date fair value of deferred share units (DSUs) as well as cash payments.

48 I CAE Financial Report 2026

Management’s Discussion and Analysis

11.   NON-IFRS AND OTHER FINANCIAL MEASURES AND SUPPLEMENTARY NON-FINANCIAL INFORMATION
11.1       Non-IFRS and other financial measure definitions
This MD&A includes non-IFRS financial measures, non-IFRS ratios, capital management measures and supplementary financial measures. These measures are not standardized financial measures prescribed under IFRS and therefore should not be confused with, or used as an alternative for, performance measures calculated according to IFRS. Furthermore, these measures should not be compared with similarly titled measures provided or used by other issuers. Management believes that these measures provide additional insight into our operating performance and trends and facilitate comparisons across reporting periods.

A non-IFRS financial measure is a financial measure that depicts our financial performance, financial position, or cash flow and either excludes an amount that is included in or includes an amount that is excluded from the composition of the most directly comparable financial measures disclosed in our financial statements.

A non-IFRS ratio is a financial measure disclosed in the form of a ratio, fraction, percentage, or similar representation, that has a non‑IFRS financial measure as one or more of its components.

A total of segments measure is a financial measure that is a subtotal or total of two or more reportable segments and is disclosed within the notes to our consolidated financial statements, but not in our primary financial statements.

A capital management measure is a financial measure intended to enable an individual to evaluate our objectives, policies and processes for managing our capital and is disclosed within the notes to our consolidated financial statements, but not in our primary financial statements.

A supplementary financial measure is a financial measure that depicts our historical or expected future financial performance, financial position or cash flow and is not disclosed within our primary financial statements, nor does it meet the definition of any of the above measures.
Certain non-IFRS and other financial measures are provided on a consolidated basis and separately for each of our segments (Civil Aviation and Defense and Security) since we analyze their results and performance separately.

CHANGES TO NON-IFRS MEASURES
In the fourth quarter of fiscal 2026, we revised the composition and designation of certain non-IFRS measures to align with strategic priorities and enhance comparability with industry peers.
–Free cash flow was revised to include growth capital expenditures and capitalized development costs and exclude dividends paid;
–Adjusted return on invested capital (ROIC) replaced adjusted return on capital employed (ROCE); and
–Invested capital replaced capital employed, without changing the composition of this measure.

Comparative figures have been reclassified to conform to these changes.

PERFORMANCE MEASURES
Gross profit margin (or gross profit as a % of revenue)
Gross profit margin is a supplementary financial measure calculated by dividing our gross profit by revenue for a given period. We track it because we believe it provides an enhanced understanding of our operating performance and facilitates the comparison across reporting periods.

Operating income margin (or operating income as a % of revenue)
Operating income margin is a supplementary financial measure calculated by dividing our operating income by revenue for a given period. We track it because we believe it provides an enhanced understanding of our operating performance and facilitates the comparison across reporting periods.

Adjusted segment operating income or loss
Adjusted segment operating income or loss is a non-IFRS financial measure that gives us an indication of the profitability of each segment because it does not include the impact of any items not specifically related to the segment’s performance. We calculate adjusted segment operating income by taking operating income and adjusting for restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or specific events. Impairments and other gains and losses arising from significant strategic transactions or specific events consist of the executive management transition costs (as described in Section 5.4 of this MD&A and Section 5.6 of the MD&A for the year ended March 31, 2025), the gain on fair value remeasurement of SIMCOM (as described in Note 7 of our consolidated financial statements for the year ended March 31, 2025), the shareholder matters (as described in Section 5.5 of the MD&A for the year ended March 31, 2025), the impairment of goodwill (as described in Note 14 of our consolidated financial statements for the year ended March 31, 2024) and the impairment of technology and other non-financial assets (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2024). We track adjusted segment operating income because we believe it provides an enhanced understanding of our operating performance and facilitates the comparison across reporting periods. Adjusted segment operating income on a consolidated basis is a total of segments measure since it is the profitability measure employed by management for making decisions about allocating resources to segments and assessing segment performance. Refer to Section 11.3 “Non‑IFRS measure reconciliations” of this MD&A for a reconciliation of this measure to the most directly comparable measure under IFRS.
CAE Financial Report 2026 I 49

Management’s Discussion and Analysis

Adjusted segment operating income margin (or adjusted segment operating income as a % of revenue)
Adjusted segment operating income margin is a non-IFRS ratio calculated by dividing our adjusted segment operating income by revenue for a given period. We track it because we believe it provides an enhanced understanding of our operating performance and facilitates the comparison across reporting periods.

Adjusted effective tax rate
Adjusted effective tax rate is a supplementary financial measure that represents the effective tax rate on adjusted net income or loss. It is calculated by dividing our income tax expense by our earnings before income taxes, adjusting for the same items used to determine adjusted net income or loss. We track it because we believe it provides an enhanced understanding of the impact of changes in income tax rates and the mix of income on our operating performance and facilitates the comparison across reporting periods. Refer to Section 11.3 “Non‑IFRS measure reconciliations” of this MD&A for a calculation of this measure.

Adjusted net income or loss
Adjusted net income or loss is a non-IFRS financial measure we use as an alternate view of our operating results. We calculate it by taking our net income attributable to equity holders of the Company from continuing operations and adjusting for restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or specific events, after tax, as well as significant one-time tax items. Impairments and other gains and losses arising from significant strategic transactions or specific events consist of the executive management transition costs (as described in Section 5.4 of this MD&A and Section 5.6 of the MD&A for the year ended March 31, 2025), the gain on fair value remeasurement of SIMCOM (as described in Note 7 of our consolidated financial statements for the year ended March 31, 2025), the shareholder matters (as described in Section 5.5 of the MD&A for the year ended March 31, 2025), the impairment of goodwill (as described in Note 14 of our consolidated financial statements for the year ended March 31, 2024) and the impairment of technology and other non-financial assets (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2024). We track adjusted net income because we believe it provides an enhanced understanding of our operating performance and facilitates the comparison across reporting periods. Refer to Section 11.3 “Non-IFRS measure reconciliations” of this MD&A for a reconciliation of this measure to the most directly comparable measure under IFRS.

Adjusted earnings or loss per share (EPS)
Adjusted earnings or loss per share is a non-IFRS ratio calculated by dividing adjusted net income or loss by the weighted average number of diluted shares. We track it because we believe it provides an enhanced understanding of our operating performance on a per share basis and facilitates the comparison across reporting periods. Refer to Section 11.3 “Non-IFRS measure reconciliations” of this MD&A for a calculation of this measure.

EBITDA and Adjusted EBITDA
EBITDA is a non-IFRS financial measure which comprises net income or loss from continuing operations before income taxes, finance expense – net, depreciation and amortization. Adjusted EBITDA further adjusts for restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or specific events. Impairments and other gains and losses arising from significant strategic transactions or specific events consist of the executive management transition costs (as described in Section 5.4 of this MD&A and Section 5.6 of the MD&A for the year ended March 31, 2025), the gain on fair value remeasurement of SIMCOM (as described in Note 7 of our consolidated financial statements for the year ended March 31, 2025), the shareholder matters (as described in Section 5.5 of the MD&A for the year ended March 31, 2025), the impairment of goodwill (as described in Note 14 of our consolidated financial statements for the year ended March 31, 2024) and the impairment of technology and other non-financial assets (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2024). We use EBITDA and adjusted EBITDA to evaluate our operating performance, by eliminating the impact of non-operational or non‑cash items. Refer to Section 11.3 “Non-IFRS measure reconciliations” of this MD&A for a reconciliation of these measures to the most directly comparable measure under IFRS.

Free cash flow
Free cash flow is a non-IFRS financial measure that assesses our ability to generate cash from our ongoing operations after considering ongoing investments required for property, plant and equipment and intangible assets. It demonstrates our ability to generate cash to repay debt obligations, make strategic investments and return cash to shareholders through either dividends or share repurchases. We use it as an indicator of our financial strength and liquidity. We calculate it by taking the net cash generated by our continuing operating activities, subtracting property, plant and equipment expenditures, intangible assets expenditures and other investing activities and adding proceeds from the disposal of property, plant and equipment, dividends received from equity accounted investees and proceeds, net of payments, from equity accounted investees. Refer to Section 7.1 “Consolidated cash movements” of this MD&A for a reconciliation of this measure to the most directly comparable measure under IFRS.

50 I CAE Financial Report 2026

Management’s Discussion and Analysis

LIQUIDITY AND CAPITAL STRUCTURE MEASURES
Non-cash working capital
Non-cash working capital is a non-IFRS financial measure we use to monitor how much money we have committed in the day-to-day operation of our business. We calculate it by taking current assets (not including cash and cash equivalents and assets held for sale) and subtracting current liabilities (not including the current portion of long-term debt and liabilities held for sale). Refer to Section 8.1 “Consolidated invested capital” of this MD&A for a reconciliation of this measure to the most directly comparable measure under IFRS.

Invested capital
Invested capital is a non-IFRS financial measure we use to evaluate and monitor how much we are investing in our business:
–For the Company as a whole, we take total assets (not including cash and cash equivalents), and subtract total liabilities (not including long-term debt and the current portion of long-term debt);
–For each segment, we take the total assets (not including cash and cash equivalents, tax accounts, employee benefits assets and other non-operating assets), and subtract total liabilities (not including tax accounts, long-term debt and the current portion of long‑term debt, royalty obligations, employee benefit obligations and other non-operating liabilities).

Refer to Section 8.1 “Consolidated invested capital” of this MD&A for a reconciliation of this measure to the most directly comparable measure under IFRS.

Adjusted return on invested capital (ROIC)
Adjusted ROIC is a non-IFRS ratio calculated over a rolling four-quarter period by taking adjusted net operating income after tax, divided by the average invested capital from continuing operations. Adjusted net operating income after tax is calculated by taking adjusted net income and further adjusting for finance expense – net, after tax, and amortization of acquired intangible assets, after tax. We use adjusted ROIC to evaluate the profitability of our invested capital. Refer to Section 11.3 “Non-IFRS measure reconciliations” of this MD&A for a calculation of this measure.

Net debt
Net debt is a capital management measure we use to monitor how much debt we have after taking into account cash and cash equivalents. We use it as an indicator of our overall financial position, and calculate it by taking our total long-term debt, including the current portion of long-term debt, and subtracting cash and cash equivalents. Refer to Section 8.1 “Consolidated invested capital” of this MD&A for a reconciliation of this measure to the most directly comparable measure under IFRS.

Net debt-to-capital
Net debt-to-capital is a capital management measure calculated as net debt divided by the sum of total equity plus net debt. We use this to manage our capital structure and monitor our capital allocation priorities.

Net debt-to-EBITDA and net debt-to-adjusted EBITDA
Net debt-to-EBITDA and net debt-to-adjusted EBITDA are non-IFRS ratios calculated as net debt divided by the last twelve months EBITDA (or adjusted EBITDA). We use net debt-to-EBITDA and net debt-to-adjusted EBITDA because they reflect our ability to service our debt obligations. Refer to Section 11.3 “Non-IFRS measure reconciliations” of this MD&A for a calculation of these measures.

Maintenance and growth capital expenditures
Maintenance capital expenditure is a supplementary financial measure we use to calculate the investment needed to sustain the current level of economic activity.

Growth capital expenditure is a supplementary financial measure we use to calculate the investment needed to increase the current level of economic activity.

The sum of maintenance capital expenditures and growth capital expenditures represents our total property, plant and equipment expenditures.

CAE Financial Report 2026 I 51

Management’s Discussion and Analysis

GROWTH MEASURES
Adjusted order intake
Adjusted order intake is a supplementary financial measure that represents the expected value of orders we have received:
–For the Civil Aviation segment, we consider an item part of our adjusted order intake when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract. Additionally, expected future revenues from customers under short-term and long-term training contracts are included when these customers commit to pay us training fees, or when we reasonably expect the revenue to be generated;
–For the Defense and Security segment, we consider an item part of our adjusted order intake when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract. Defense and Security contracts are usually executed over a long-term period but some of them must be renewed each year. For this segment, we only include a contract item in adjusted order intake when the customer has authorized the contract item and has received funding for it.

Adjusted backlog
Adjusted backlog is a supplementary financial measure that represents expected future revenues and includes obligated backlog, joint venture backlog and unfunded backlog and options:
–Obligated backlog represents the value of our adjusted order intake not yet executed and is calculated by adding the adjusted order intake of the current period to the balance of the obligated backlog at the end of the previous fiscal year, subtracting the revenue recognized in the current period and adding or subtracting backlog adjustments. If the amount of an order already recognized in a previous fiscal year is modified, the backlog is revised through adjustments;
–Joint venture backlog is obligated backlog that represents the expected value of our share of orders that our joint ventures have received but have not yet executed. Joint venture backlog is determined on the same basis as obligated backlog described above, but excludes any portion of orders that have been directly subcontracted to a CAE subsidiary, which are already reflected in the determination of obligated backlog;
–Unfunded backlog represents legally binding Defense and Security orders with the U.S. government that we have received but have not yet executed and for which funding authorization has not yet been obtained. The uncertainty relates to the timing of the funding authorization, which is influenced by the government’s budget cycle, based on a September year-end. Options are included in adjusted backlog when there is a high probability of being exercised, which we define as at least 80% probable, but multi-award indefinite-delivery/indefinite-quantity (ID/IQ) contracts are excluded. When an option is exercised, it is considered adjusted order intake in that period, and it is removed from unfunded backlog and options.

Book-to-sales ratio
The book-to-sales ratio is a supplementary financial measure calculated by dividing adjusted order intake by revenue in a given period. We use it to monitor the level of future growth of the business over time.

11.2       Supplementary non-financial information definitions

Full-flight simulators (FFSs) in CAE's network
A FFS is a full-size replica of a specific make, model and series of an aircraft cockpit, including a motion system. In our count of FFSs in the network, we generally only include FFSs that are of the highest fidelity and do not include any fixed based training devices, or other lower-level devices, as these are typically used in addition to FFSs in the same approved training programs.

Simulator equivalent unit (SEU)
SEU is a measure we use to show the total average number of FFSs available to generate earnings during the period. For example, in the case of a 50/50 flight training joint venture, we will report only 50% of the FFSs under this joint venture as a SEU. If a FFS is being powered down and relocated, it will not be included as a SEU until the FFS is re-installed and available to generate earnings.

Utilization rate
Utilization rate is a measure we use to assess the performance of our Civil simulator training network. While utilization rate does not perfectly correlate to revenue recognized, we track it, together with other measures, because we believe it is an indicator of our operating performance. We calculate it by taking the number of training hours sold on our simulators during the period divided by the practical training capacity available for the same period.

52 I CAE Financial Report 2026

Management’s Discussion and Analysis

11.3       Non-IFRS measure reconciliations
Reconciliation of adjusted segment operating income

			Defense
(amounts in millions)	Civil Aviation		and Security			Total
Three months ended March 31	2026	2025	2026	2025	2026	2025
Operating income	$88.0	$197.4	$39.4	$42.5	$127.4	$239.9
Restructuring, integration and acquisition costs	64.4	—	20.0	—	84.4	—
Impairments and other gains and losses arising from
significant strategic transactions or specific events:
Executive management transition costs	—	4.7	—	3.6	—	8.3
Shareholder matters	—	6.3	—	4.3	—	10.6
Adjusted segment operating income	$152.4	$208.4	$59.4	$50.4	$211.8	$258.8

			Defense
(amounts in millions)	Civil Aviation		and Security			Total
Years ended March 31	2026	2025	2026	2025	2026	2025
Operating income	$437.9	$605.3	$174.4	$123.9	$612.3	$729.2
Restructuring, integration and acquisition costs	64.4	37.8	20.0	18.7	84.4	56.5
Impairments and other gains and losses arising from
significant strategic transactions or specific events:
Executive management transition costs	8.2	4.7	5.8	3.6	14.0	8.3
Shareholder matters	—	6.3	—	4.3	—	10.6
Gain on fair value remeasurement of SIMCOM	—	(72.6)	—	—	—	(72.6)
Adjusted segment operating income	$510.5	$581.5	$200.2	$150.5	$710.7	$732.0

Reconciliation of adjusted net income and adjusted EPS

	Three months ended		Years ended
	March 31		March 31
(amounts in millions, except per share amounts)	2026	2025	2026	2025
Net income attributable to equity holders of the Company	$73.1	$135.9	$313.1	$405.3
Restructuring, integration and acquisition costs, after tax	63.0	—	63.0	43.2
Impairments and other gains and losses arising from
significant strategic transactions or specific events:
Executive management transition costs, after tax	—	6.1	10.3	6.1
Shareholder matters, after tax	—	7.6	—	7.6
Gain on fair value remeasurement of SIMCOM, after tax	—	—	—	(76.7)
Adjusted net income	$136.1	$149.6	$386.4	$385.5

Average number of shares outstanding (diluted)	323.2	321.1	322.2	319.7

Adjusted EPS	$0.42	$0.47	$1.20	$1.21

CAE Financial Report 2026 I 53

Management’s Discussion and Analysis

Calculation of adjusted effective tax rate

		Three months ended		Years ended
		March 31		March 31
(amounts in millions, except effective tax rates)		2026	2025	2026	2025
Earnings before income taxes		$80.9	$183.4	$400.2	$513.7
Restructuring, integration and acquisition costs		84.4	—	84.4	56.5
Impairments and other gains and losses arising from
significant strategic transactions or specific events:
Executive management transition costs		—	8.3	14.0	8.3
Shareholder matters		—	10.6	—	10.6
Gain on fair value remeasurement of SIMCOM		—	—	—	(72.6)
Adjusted earnings before income taxes		$165.3	$202.3	$498.6	$516.5

Income tax expense		$6.6	$45.2	$77.5	$98.7
Tax impact on restructuring, integration and acquisition costs		21.4	—	21.4	13.3
Tax impact on impairments and other gains and losses arising from significant strategic transactions or specific events:
Tax impact on executive management transition costs		—	2.2	3.7	2.2
Tax impact on shareholder matters		—	3.0	—	3.0
Tax impact on gain on fair value remeasurement of SIMCOM		—	—	—	4.1
Adjusted income tax expense		$28.0	$50.4	$102.6	$121.3

Effective tax rate	%	8%	25%	19%	19
Adjusted effective tax rate	%	17%	25%	21%	23

Reconciliation of EBITDA, adjusted EBITDA, net debt-to-EBITDA and net debt-to-adjusted EBITDA

	Last twelve months ended
	March 31
(amounts in millions, except net debt-to-EBITDA ratios)	2026	2025
Operating income	$612.3	$729.2
Depreciation and amortization	460.1	414.7
EBITDA	$1,072.4	$1,143.9
Restructuring, integration and acquisition costs	84.4	56.5
Impairments and other gains and losses arising from
significant strategic transactions or specific events:
Executive management transition costs	14.0	8.3
Shareholder matters	—	10.6
Gain on fair value remeasurement of SIMCOM	—	(72.6)
Adjusted EBITDA	$1,170.8	$1,146.7

Net debt	$2,681.8	$3,176.7

Net debt-to-EBITDA	2.50	2.78
Net debt-to-adjusted EBITDA	2.29	2.77

54 I CAE Financial Report 2026

Management’s Discussion and Analysis

Calculation of adjusted ROIC

	Last twelve months ended
	March 31
(amounts in millions)		2026	2025
Adjusted net income		$386.4	$385.5
Finance expense – net, after tax		166.7	166.9
Amortization of acquired intangible assets, after tax		67.7	62.5
Adjusted net operating income after tax		$620.8	$614.9

Average invested capital		$8,165.7	$7,705.3

Adjusted ROIC	%	7.6%	8.0

12.   CHANGES IN ACCOUNTING POLICIES
12.1     New and amended standards not yet adopted
Amendments to IFRS 7 – Financial Statements Disclosures and IFRS 9 – Financial Instruments
In May 2024, the IASB issued amendments to IFRS 7 - Financial Statements Disclosures and IFRS 9 - Financial Instruments to clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system, to clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion, add new disclosures for certain instruments with contractual terms that can change cash flows (such as some instruments with features linked to the achievement of environment, social and governance (ESG) targets), and update the disclosures for equity instruments designated at FVOCI.

These amendments to IFRS 7 and IFRS 9 will be effective for our fiscal period beginning on April 1, 2026, with earlier adoption permitted, and are not expected to have a material impact on our consolidated financial statements.

IFRS 18 – Presentation and Disclosure in Financial Statements
In April 2024, the IASB issued IFRS 18 - Presentation and Disclosure in Financial Statements which sets out requirements for the presentation and disclosure of information in the financial statements. IFRS 18 will replace IAS 1 - Presentation of Financial Statements but carries forward many of the requirements from IAS 1. IFRS 18 introduces a defined structure for the income statement, composed of required categories and subtotals, and disclosure requirements for management-defined performance measures.

IFRS 18 will be effective for our fiscal period beginning on April 1, 2027. We continue to evaluate the impact of the new standard on our consolidated financial statements.

12.2     Use of judgements, estimates and assumptions
The preparation of the consolidated financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies, the reported amounts of assets and liabilities and disclosures at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses for the period reported. It also requires management to exercise its judgement in applying accounting policies. The areas involving a high degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed below. Actual results could differ from those estimates. Changes will be reported in the period in which they are identified.

Business combinations
Business combinations are accounted for in accordance with the acquisition method as of the date control is transferred. The consideration transferred and the acquiree’s identifiable assets, liabilities and contingent liabilities are measured at their fair value at the date of acquisition, which may be estimated using an income, market or cost valuation method. Depending on the complexity of determining these valuations, we either consult with independent experts or develop the fair value internally by using appropriate valuation techniques which are generally based on a forecast of the total expected future net discounted cash flows. These evaluations are linked closely to the assumptions made by management regarding the future performance of the related assets and the discount rate. Contingent consideration is measured at fair value using a discounted cash flow model.

The judgments made in determining the estimated fair value assigned to the net identifiable assets acquired, as well as the estimated useful life of non-financial assets, could impact the net income of subsequent periods through depreciation and amortization, and in certain instances through impairment charges. We believe that the estimated fair values assigned to the net identifiable assets acquired are based on reasonable assumptions that a marketplace participant would use. While we use our best estimates and assumptions to accurately value the net identifiable assets acquired at the acquisition date, estimates are inherently uncertain and subject to refinement.

CAE Financial Report 2026 I 55

Management’s Discussion and Analysis

During the measurement period, for up to 12 months following the acquisition, we recorded adjustments to the initial estimate of the net identifiable assets acquired based on new information obtained that would have existed as of the date of the acquisition. Any adjustment that arises from information obtained that did not exist as of the date of the acquisition will be recorded in the period the adjustment arises.

Development costs
Development costs are recognized as intangible assets and are amortized over their useful lives when they meet the criteria for capitalization. Forecasted revenue and profitability for the relevant projects are used to assess compliance with the capitalization criteria and to assess the recoverable amount of the assets.

Impairment of non-financial assets
Our impairment test for goodwill is based on estimates of the recoverable amount of the CGU or group of CGUs to which goodwill has been allocated and uses valuation models such as the discounted cash flows model (level 3). Management applies significant judgement in developing the cash flow model, which includes the use of key assumptions including expected revenue growth, margin projections and the discount rates. Management also applies judgement when reflecting the impact surrounding current market view of risk and uncertainty and macroeconomic conditions. These estimates, including the methodology used, can have a material impact on the respective values and ultimately the amount of any goodwill impairment.

Likewise, whenever property, plant and equipment and intangible assets are tested for impairment, the determination of the assets’ recoverable amount involves the use of estimates by management and can have a material impact on the respective values and ultimately the amount of any impairment.

Revenue recognition
Transaction price allocated to performance obligations
In allocating the transaction price for contracts with multiple performance obligations, we estimate the stand-alone selling price using the expected cost plus a margin approach if they are not directly observable.

Determining the measure of progress of performance obligations satisfied over time
For contracts where revenue is recognized over time using the cost input method, we apply judgement in estimating the total costs to complete the contract.

The determination of the total costs to complete a contract is based on estimates that can be affected by several factors, including program management and execution difficulties, technological challenges, cost of materials, supply chain disruptions, inflationary pressures, availability of labour and problems with suppliers or subcontractors.

Management conducts monthly reviews of our estimated costs to complete as well as our revenue and margins recognized, on a contract-by-contract basis. The impact of any revisions in cost and revenue estimates is reflected in the period in which the need for a revision becomes known.

Defined benefit pension plans
The cost of defined benefit pension plans and the present value of the employee benefit obligations are determined using actuarial valuations. Actuarial valuations involve, amongst others, making assumptions about discount rates, future salary increases and mortality rates. All assumptions are reviewed at each reporting date. Any changes in these assumptions will impact the carrying amount of the employee benefit obligations and the cost of the defined benefit pension plans. In determining the appropriate discount rate, management considers the interest rates of high quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability. The mortality rate is based on publicly available mortality tables for the specific country. Future salary increases and pension increases are based on expected future inflation rates for the specific country. Individual discount rates are derived from the yield curve and are used to determine the service cost and interest cost of the Canadian defined benefit pension plans at the beginning of the year. The present value of the employee benefit obligations for these Canadian plans is determined based on the individual discount rates derived from the yield curve at the end of the year. Other key assumptions for pension obligations are based, in part, on current market conditions. See Note 21 of our consolidated financial statements for further details regarding assumptions used.

Income taxes
We are subject to income tax laws in numerous jurisdictions. Judgement is required in determining the worldwide provision for income taxes. The determination of tax liabilities and assets involves uncertainties in the interpretation of complex tax regulations. We provide for potential tax liabilities based on the weighted average probability of the possible outcomes. Differences between actual results and those estimates could influence the income tax liabilities and deferred tax liabilities in the period in which such determinations are made.

Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against the losses that can be utilized. Significant management judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax planning strategies. The recorded amount of total deferred tax assets could be altered if estimates of projected future taxable income and benefits from available tax strategies are lowered, or if changes in current tax regulations are enacted that impose restrictions on the timing or extent of our ability to utilize future tax benefits.

56 I CAE Financial Report 2026

Management’s Discussion and Analysis

13.   INTERNAL CONTROL OVER FINANCIAL REPORTING
The Company has established and maintains disclosure controls and procedures designed to provide reasonable assurance that material information relating to the Company is communicated to the President and Chief Executive Officer and the Chief Financial Officer by others, particularly during the period in which annual and interim filings are prepared, and that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by the Company under Canadian and U.S. securities laws is recorded, processed, summarized and reported within the time periods specified under those laws and the related rules.

As of March 31, 2026, management evaluated, under the supervision of and with the participation of the President and Chief Executive Officer and the Chief Financial Officer, the effectiveness of the Company’s disclosure controls and procedures as defined under National Instrument 52-109 adopted by the Canadian Securities Administrators and in Rule 13(a)-15(e) under the U.S. Securities Exchange Act of 1934, as amended, and have concluded that the Company’s disclosure controls and procedures were effective.

The Company has also established and maintains internal control over financial reporting, as defined under National Instrument 52-109 and in Rule 13(a)-15(f) under the U.S. Securities Exchange Act of 1934, as amended. The Company’s internal control over financial reporting is a process designed, under the supervision of the President and Chief Executive Officer as well as the Chief Financial Officer, and effected by management and other key CAE personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s consolidated financial statements for external reporting purposes in accordance with IFRS as issued by the IASB. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of the Company’s internal control over financial reporting as of March 31, 2026 using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (2013). Based on this assessment, management has determined that the Company’s internal control over financial reporting was effective as of March 31, 2026.

There were no changes in the Company’s internal control over financial reporting that occurred during the fourth quarter and fiscal year 2026 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

14.   OVERSIGHT ROLE OF AUDIT COMMITTEE AND BOARD OF DIRECTORS
The Audit Committee reviews our annual MD&A and related consolidated financial statements with management and the external auditor and recommends them to the Board for their approval. Management and our internal auditor also provide the Audit Committee with regular reports assessing our internal controls and procedures for financial reporting. The external auditor reports regularly to management on any weaknesses it finds in our internal control, and these reports are reviewed by the Audit Committee.

15.   ADDITIONAL INFORMATION
You will find additional information about CAE, including our most recent AIF, on our website at www.cae.com, or on SEDAR+ at www.sedarplus.ca or on EDGAR at www.sec.gov.

CAE Financial Report 2026 I 57

Management’s Discussion and Analysis

16.   SELECTED FINANCIAL INFORMATION
The following table provides selected quarterly financial information for the past three fiscal years.

(amounts in millions, except per share amounts)	Q1	Q2	Q3	Q4	Total
Fiscal 2026
Revenue	$1,098.6	1,236.6	1,252.1	1,326.7	4,914.0
Net income	$60.2	76.1	112.1	74.3	322.7
Equity holders of the Company	$57.2	73.9	108.9	73.1	313.1
Non-controlling interests	$3.0	2.2	3.2	1.2	9.6
Basic EPS attributable to equity holders of the Company	$0.18	0.23	0.34	0.23	0.98
Diluted EPS attributable to equity holders of the Company	$0.18	0.23	0.34	0.23	0.97
Adjusted EPS(1)	$0.21	0.23	0.34	0.42	1.20
Average number of shares outstanding (basic)	320.4	320.7	321.4	321.8	321.1
Average number of shares outstanding (diluted)	321.1	322.2	322.7	323.2	322.2
Fiscal 2025
Revenue	$1,072.5	1,136.6	1,223.4	1,275.4	4,707.9
Net income	$50.8	54.8	171.2	138.2	415.0
Equity holders of the Company	$48.3	52.5	168.6	135.9	405.3
Non-controlling interests	$2.5	2.3	2.6	2.3	9.7
Basic and diluted EPS attributable to equity holders of the Company	$0.15	0.16	0.53	0.42	1.27
Adjusted EPS(1)	$0.21	0.24	0.29	0.47	1.21
Average number of shares outstanding (basic)	318.6	318.7	319.0	320.0	319.1
Average number of shares outstanding (diluted)	318.8	319.1	319.8	321.1	319.7
Fiscal 2024
Revenue	$1,012.0	1,050.0	1,094.5	1,126.3	4,282.8
Net income (loss)	$67.8	61.1	59.1	(484.3)	(296.3)
Equity holders of the Company
Continuing operations	$64.8	56.2	58.4	(504.7)	(325.3)
Discontinued operations	$0.5	2.2	(1.9)	20.5	21.3
Non-controlling interests	$2.5	2.7	2.6	(0.1)	7.7
Basic and diluted EPS attributable to equity holders of the Company	$0.20	0.18	0.17	(1.52)	(0.95)
Continuing operations	$0.20	0.17	0.18	(1.58)	(1.02)
Discontinued operations	$—	0.01	(0.01)	0.06	0.07
Adjusted EPS(1)	$0.24	0.26	0.24	0.12	0.87
Average number of shares outstanding (basic)	318.0	318.2	318.3	318.3	318.2
Average number of shares outstanding (diluted)	318.8	319.2	319.1	318.3	318.2
(1) Non-IFRS financial measure, non-IFRS ratio, capital management measure, or supplementary financial measure. Refer to Section 11 “Non-IFRS and other financial measures and supplementary non-financial information” of this MD&A for the definitions and reconciliation of these measures to the most directly comparable measure under IFRS.

The following table provides selected annual financial information for the past three fiscal years.

(amounts in millions)	2026	2025	2024
Financial position:
Total assets	$11,147.8	$11,213.8	$9,834.1
Total non-current financial liabilities(2)	3,069.4	3,185.2	2,855.4
Total net debt	2,681.8	3,176.7	2,914.2
(2) Includes long-term debt, long-term derivative liabilities and other long-term liabilities meeting the definition of a financial liability.
58 I CAE Financial Report 2026

CAE INC.

CONSOLIDATED FINANCIAL STATEMENTS

CAE Financial Report 2026 | 59

Management’s Report on Internal Control Over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed, under the supervision of and with the participation of the President and Chief Executive Officer and the Chief Financial Officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s consolidated financial statements for external reporting purposes in accordance with IFRS Accounting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management has assessed the effectiveness of the Company’s internal control over financial reporting as of March 31, 2026 using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (2013). Based on this assessment, management has determined that the Company’s internal control over financial reporting was effective as of March 31, 2026.

The effectiveness of the Company’s internal control over financial reporting as of March 31, 2026 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report included herein.

/s/ Matthew Bromberg                                      /s/ Ryan McLeod
President and Chief Executive Officer                Chief Financial Officer

May 21, 2026

60 | CAE Financial Report 2026

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of CAE Inc.
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated statements of financial position of CAE Inc. and its subsidiaries (the Company) as of March 31, 2026 and 2025, and the related consolidated statements of income, of comprehensive income, of changes in equity and of cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of March 31, 2026, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2026 and 2025, and its financial performance and its cash flows for the years then ended in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2026, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

Basis for Opinions
The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

CAE Financial Report 2026 | 61

Critical Audit Matters
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue recognition – Estimated costs to complete certain contracts
As described in Note 1 to the consolidated financial statements, the Company recognizes revenue from contracts with customers for the design, engineering, and manufacturing of training devices over time using the cost input method when management determines that these devices have a sufficient level of customization such that they have no alternative use and the Company has enforceable rights to payment for work completed to date. For the year ended March 31, 2026, a portion of total consolidated revenue of $4.9 billion related to revenue recognized from contracts with customers over time using the cost input method. For contracts where revenue is recognized over time using the cost input method, management applies judgment in estimating the total costs to complete the contract. The determination of the total costs to complete a contract is based on estimates that can be affected by several factors, including program management and execution difficulties, technological challenges, cost of materials, supply chain disruptions, inflationary pressures, availability of labour and problems with suppliers or subcontractors. The impact of any revisions in cost and revenue estimates is reflected in the period in which the need for a revision becomes known.

The principal considerations for our determination that performing procedures relating to revenue recognition for estimated costs to complete certain contracts is a critical audit matter are that there was judgment applied by management in estimating the total costs to complete the contracts. This in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence related to the total costs to complete the contracts estimated by management.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process including controls over the estimation of the total costs to complete the contracts. These procedures also included, among others, testing management’s process for estimating the total costs to complete the contracts for a sample of contracts, which included testing the completeness, accuracy and relevance of the data used in the estimate of the work performed to date as a proportion of the total work to be performed; and evaluating the reasonableness of total costs to complete the contracts by considering the factors identified by management as impacting those costs. Evaluating the reasonableness of total costs to complete the contracts involved assessing, on a sample basis, management’s ability to reasonably estimate total costs to complete the contracts by comparing changes in estimated costs with the prior year estimate or estimated costs to complete the contracts for new contracts; performing a lookback analysis to assess variances between actual and estimated costs for completed contracts; and performing procedures to evaluate the timely identification of factors which may warrant a modification to a previous cost estimate.

/s/PricewaterhouseCoopers LLP

Montréal, Canada
May 21, 2026

We have served as the Company’s auditor since 1991.
62 | CAE Financial Report 2026

Consolidated Financial Statements

Consolidated Income Statement

Years ended March 31
(amounts in millions of Canadian dollars, except per share amounts)	Notes	2026	2025
Revenue	3	$4,914.0	$4,707.9
Cost of sales		3,523.2	3,407.8
Gross profit		$1,390.8	$1,300.1
Research and development expenses		144.0	123.2
Selling, general and administrative expenses		624.3	565.4
Other (gains) and losses	4	8.5	(13.3)
Share of after-tax profit of equity accounted investees	3	(82.7)	(88.3)
Restructuring, integration and acquisition costs	5	84.4	56.5
Gain on remeasurement of previously held equity interest	6	—	(72.6)
Operating income		$612.3	$729.2
Finance expense – net	7	212.1	215.5
Earnings before income taxes		$400.2	$513.7
Income tax expense	8	77.5	98.7
Net income		$322.7	$415.0
Attributable to:
Equity holders of the Company		$313.1	$405.3
Non-controlling interests		9.6	9.7
Earnings per share attributable to equity holders of the Company
Basic	9	$0.98	$1.27
Diluted	9	0.97	1.27

The accompanying notes form an integral part of these Consolidated Financial Statements.

CAE Financial Report 2026 | 63

Consolidated Financial Statements

Consolidated Statement of Comprehensive Income

Years ended March 31
(amounts in millions of Canadian dollars)	Notes	2026	2025
Net income		$322.7	$415.0
Items that may be reclassified to net income
Foreign currency exchange differences on translation of foreign operations		$(105.7)	$381.9
Net gain (loss) on hedges of net investment in foreign operations		61.5	(125.2)
Reclassification to income of gains on foreign currency exchange differences		(5.1)	(10.1)
Net gain (loss) on cash flow hedges		6.1	(41.4)
Reclassification to income of losses on cash flow hedges		8.1	20.6
Income taxes	8	(0.4)	5.9
		$(35.5)	$231.7
Items that will never be reclassified to net income
Remeasurement of defined benefit pension plan obligations	21	$79.3	$(54.3)
Income taxes	8	(21.0)	14.4
		$58.3	$(39.9)
Other comprehensive income		$22.8	$191.8
Total comprehensive income		$345.5	$606.8
Attributable to:
Equity holders of the Company		$336.8	$593.2
Non-controlling interests		8.7	13.6

The accompanying notes form an integral part of these Consolidated Financial Statements.

64 | CAE Financial Report 2026

Consolidated Financial Statements

Consolidated Statement of Financial Position

As at March 31
(amounts in millions of Canadian dollars)	Notes	2026	2025
Assets
Cash and cash equivalents		$552.4	$293.7
Accounts receivable	10	624.3	612.0
Contract assets	11	485.3	482.2
Inventories	12	454.8	595.0
Prepayments		77.2	78.2
Income taxes recoverable and tax credits recoverable		61.5	59.0
Derivative financial assets		9.7	23.5
Total current assets		$2,265.2	$2,143.6
Property, plant and equipment	13	2,993.0	2,989.5
Right-of-use assets	15	743.4	788.0
Intangible assets	14	3,692.2	3,871.0
Investment in equity accounted investees	16	572.7	559.1
Employee benefits assets	21	44.5	11.6
Deferred tax assets	8	147.6	191.8
Derivative financial assets		0.6	1.4
Other non-current assets	17	688.6	657.8
Total assets		$11,147.8	$11,213.8

Liabilities and equity
Accounts payable and accrued liabilities	18	$935.1	$1,190.8
Provisions	19	42.8	34.5
Income taxes payable		20.0	18.4
Contract liabilities	11	1,086.9	1,001.6
Current portion of long-term debt	20	252.0	399.0
Derivative financial liabilities		24.5	42.2
Total current liabilities		$2,361.3	$2,686.5
Provisions	19	11.2	14.3
Long-term debt	20	2,982.2	3,071.4
Employee benefits obligations	21	106.1	134.1
Deferred tax liabilities	8	38.3	40.7
Derivative financial liabilities		14.6	22.4
Other non-current liabilities	22	246.0	268.4
Total liabilities		$5,759.7	$6,237.8
Equity
Share capital	9	$2,382.2	$2,327.1
Contributed surplus		96.8	69.8
Accumulated other comprehensive income	24	347.2	381.8
Retained earnings		2,478.6	2,112.8
Equity attributable to equity holders of the Company		$5,304.8	$4,891.5
Non-controlling interests		83.3	84.5
Total equity		$5,388.1	$4,976.0
Total liabilities and equity		$11,147.8	$11,213.8

The accompanying notes form an integral part of these Consolidated Financial Statements.

CAE Financial Report 2026 | 65

Consolidated Financial Statements

Consolidated Statement of Changes in Equity

		Attributable to equity holders of the Company
		Common shares			Accumulated other			Non-
(amounts in millions of Canadian dollars,		Number of	Stated	Contributed	comprehensive	Retained		controlling	Total
except number of shares)	Notes	shares	value	surplus	income	earnings	Total	interests	equity
Balances as at March 31, 2024		318,312,233	$2,252.9	$55.4	$154.0	$1,762.6	$4,224.9	$77.7	$4,302.6
Net income		—	$—	$—	$—	$405.3	$405.3	$9.7	$415.0
Other comprehensive income (loss)		—	—	—	227.8	(39.9)	187.9	3.9	191.8
Total comprehensive income		—	$—	$—	$227.8	$365.4	$593.2	$13.6	$606.8
Exercise of stock options	25	2,763,675	79.0	(11.9)	—	—	67.1	—	67.1
Settlement of equity-settled awards	25	45,430	1.3	(1.3)	—	—	—	—	—
Repurchase and cancellation of common shares	9	(856,230)	(6.1)	—	—	(15.2)	(21.3)	—	(21.3)
Equity-settled share-based payments expense, after tax	25	—	—	27.6	—	—	27.6	—	27.6
Transactions with non-controlling interests		—	—	—	—	—	—	(6.8)	(6.8)
Balances as at March 31, 2025		320,265,108	$2,327.1	$69.8	$381.8	$2,112.8	$4,891.5	$84.5	$4,976.0
Net income		—	$—	$—	$—	$313.1	$313.1	$9.6	$322.7
Other comprehensive (loss) income		—	—	—	(34.6)	58.3	23.7	(0.9)	22.8
Total comprehensive (loss) income		—	$—	$—	$(34.6)	$371.4	$336.8	$8.7	$345.5
Exercise of stock options	25	1,657,429	56.4	(10.1)	—	—	46.3	—	46.3
Settlement of equity-settled awards	25	2,950	0.1	(0.1)	—	—	—	—	—
Repurchase and cancellation of common shares	9	(191,100)	(1.4)	—	—	(5.6)	(7.0)	—	(7.0)
Equity-settled share-based payments expense, after tax	25	—	—	37.2	—	—	37.2	—	37.2
Transactions with non-controlling interests		—	—	—	—	—	—	(9.9)	(9.9)
Balances as at March 31, 2026		321,734,387	$2,382.2	$96.8	$347.2	$2,478.6	$5,304.8	$83.3	$5,388.1

The accompanying notes form an integral part of these Consolidated Financial Statements.

66 | CAE Financial Report 2026

Consolidated Financial Statements

Consolidated Statement of Cash Flows

Years ended March 31
(amounts in millions of Canadian dollars)	Notes	2026	2025
Operating activities
Net income		$322.7	$415.0
Adjustments for:
Depreciation and amortization	3	460.1	414.7
Impairment of non-financial assets – net		58.8	7.1
Share of after-tax profit of equity accounted investees		(82.7)	(88.3)
Deferred income taxes		21.9	44.9
Investment tax credits		(7.7)	(10.1)
Equity-settled share-based payments expense		36.7	25.2
Defined benefit pension plans		18.1	34.6
Derivative financial assets and liabilities – net		13.8	(39.8)
Gain on remeasurement of previously held equity interest	6	—	(72.6)
Other		(12.1)	(31.3)
Changes in non-cash working capital	23	(37.7)	197.1
Net cash provided by operating activities		$791.9	$896.5
Investing activities
Business combinations, net of cash acquired	2	$—	$(308.0)
Property, plant and equipment expenditures	13	(287.8)	(356.2)
Proceeds from disposal of property, plant and equipment		5.4	19.4
Intangible assets expenditures	14	(73.7)	(87.9)
Net payments to equity accounted investees		(31.6)	(19.0)
Dividends received from equity accounted investees		79.6	28.7
Other		(11.2)	(9.3)
Net cash used in investing activities		$(319.3)	$(732.3)
Financing activities
Net repayment of borrowing under revolving credit facilities	20	$—	$(45.0)
Proceeds from long-term debt	20	89.5	331.5
Repayment of long-term debt	20	(278.9)	(321.3)
Repayment of lease liabilities	20	(61.1)	(59.9)
Net proceeds from the issuance of common shares	9	46.3	67.1
Repurchase and cancellation of common shares	9	(7.0)	(21.3)
Other		(1.5)	(0.9)
Net cash used in financing activities		$(212.7)	$(49.8)
Effect of foreign currency exchange differences on cash and cash equivalents		$(1.2)	$19.2
Net increase in cash and cash equivalents		$258.7	$133.6
Cash and cash equivalents, beginning of year		293.7	160.1
Cash and cash equivalents, end of year		$552.4	$293.7

The accompanying notes form an integral part of these Consolidated Financial Statements.
CAE Financial Report 2026 | 67

Notes to the Consolidated Financial Statements
Notes to the Consolidated Financial Statements
(Unless otherwise stated, all tabular amounts are in millions of Canadian dollars)

The consolidated financial statements were authorized for issue by the board of directors on May 21, 2026.

NOTE 1 – NATURE OF OPERATIONS AND SUMMARY OF MATERIAL ACCOUNTING POLICIES

Nature of operations
CAE exists to make the world safer. CAE delivers cutting-edge training, simulation, and critical operations solutions to prepare aviation professionals and defence forces for the moments that matter.

CAE Inc. and its subsidiaries’ (CAE or the Company) operations are managed through two segments:

(i)Civil Aviation – Provides comprehensive training solutions for flight, cabin, maintenance, ground personnel and air traffic controllers in commercial, business and helicopter aviation, a complete range of flight simulation training devices, ab initio pilot training and crew sourcing services, as well as airline operations digital solutions;
(ii)Defense and Security – A global training and simulation provider delivering scalable, platform-independent solutions that enable and enhance force readiness and security.

CAE Inc. is incorporated and domiciled in Canada with its registered and main office located at 8585 Côte-de-Liesse, Saint-Laurent, Québec, Canada, H4T 1G6. CAE common shares are traded on the Toronto Stock Exchange (TSX) and on the New York Stock Exchange (NYSE).

Basis of preparation
The material accounting policies applied in the preparation of these consolidated financial statements are described below. These policies have been consistently applied to all years presented, unless otherwise stated.

The consolidated financial statements have been prepared in accordance with Part I of the CPA Canada Handbook – Accounting and IFRS Accounting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements have been prepared under the historical cost convention, except for the following items measured at fair value: contingent consideration, derivative financial instruments, financial instruments at fair value through profit and loss, financial instruments at fair value through other comprehensive income (OCI) and liabilities for cash-settled share-based arrangements.

Basis of consolidation
Subsidiaries
Subsidiaries are all entities over which the Company has control. Control exists when the Company is exposed to, or has the right to, variable returns from its involvement with the entity and has the ability to affect those returns through power over the entity. Subsidiaries are fully consolidated from the date control is obtained and they are no longer consolidated on the date control ceases. All intercompany accounts and transactions have been eliminated.

As at March 31, 2026, the Company's principal subsidiaries, including all subsidiaries representing individually more than 5% of total consolidated assets and 5% of consolidated revenue, are as follows:

		% equity
Subsidiary	Country of incorporation	interest
CAE USA Inc.	United States	100%
CAE SimuFlite Inc.	United States	100%

Joint arrangements
Joint arrangements are arrangements in which the Company exercises joint control as established by contracts requiring unanimous consent for decisions about the activities that significantly affect the arrangement’s returns. When the Company has the rights to the net assets of the arrangement, the arrangement is classified as a joint venture and is accounted for using the equity method. When the Company has rights to the assets and obligations for the liabilities relating to an arrangement, the arrangement is classified as a joint operation and the Company accounts for each of its assets, liabilities and transactions, including its share of those held or incurred jointly, in relation to the joint operation.

Under the equity method of accounting, interests in joint ventures are initially recognized at cost and adjusted thereafter to recognize the Company’s share of the profits or losses and movements in OCI of the investee. When the Company’s share of losses in a joint venture equals or exceeds its interests in the joint ventures, the Company does not recognize further losses, unless it will incur obligations or make payments on behalf of the joint ventures.

68 | CAE Financial Report 2026

Notes to the Consolidated Financial Statements
Unrealized gains resulting from transactions with joint ventures are eliminated, to the extent of the Company’s share in the joint venture. For sales of products or services from the Company to its joint ventures, the elimination of unrealized profits is considered in the carrying value of the investment in equity accounted investees in the consolidated statement of financial position and in the share in profit or loss of equity accounted investees in the consolidated income statement.

As at March 31, 2026, the Company does not have any investment in equity accounted investees representing individually more than 5% of total consolidated assets.

Business combinations
Business combinations are accounted for under the acquisition method. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Company, if any, at the date control is obtained. The consideration transferred includes the fair value of any liability resulting from a contingent consideration arrangement. Acquisition-related costs, other than share and debt issue costs incurred to issue financial instruments that form part of the consideration transferred, are expensed as incurred. Identifiable assets acquired and liabilities assumed in a business combination are measured initially at their fair value at the acquisition date. If a business combination is achieved in stages, the Company remeasures its previously held interest in the acquiree at its acquisition-date fair value and recognizes the resulting gain or loss, if any, in income.

Contingent consideration classified as a liability is measured at fair value, with subsequent changes recognized in income. If the contingent consideration is classified as equity, it is not remeasured and its subsequent settlement is recorded within equity.

New information obtained during the measurement period, up to 12 months following the acquisition date, about facts and circumstances existing at the acquisition date affect the acquisition accounting.

Non-controlling interests
Non-controlling interests (NCI) represent equity interests in subsidiaries owned by outside parties. The share of net assets of subsidiaries attributable to non-controlling interests is presented as a component of equity. Changes in the Company’s ownership interest in subsidiaries that do not result in a loss of control are accounted for as equity transactions.

The Company treats transactions with non-controlling interests as transactions with equity owners of the Company. For interests purchased from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals of non-controlling interests are also recorded in equity.

Financial instruments and hedging relationships
Recognition, classification and measurement
A financial instrument is any contract that gives rise to a financial asset in one entity and a financial liability or equity instrument in another entity. Financial assets and financial liabilities, including derivatives, are recognized in the consolidated statement of financial position when the Company becomes a party to the contractual provisions of the financial instrument. On initial recognition, all financial instruments are measured at fair value.

Financial instruments are subsequently measured based on their classification, which are:
–Financial instruments measured at amortized cost;
–Financial instruments measured at fair value through profit or loss (FVTPL);
–Financial instruments measured at fair value through other comprehensive income (FVOCI).

Financial assets
A financial asset is measured at amortized cost if it meets both of the following conditions:
–     The asset is held within a business model whose objective is to hold assets to collect contractual cash flows; and
–  The contractual terms of the financial asset give rise, on specific dates, to cash flows that are solely payments of principal and interest (SPPI) on the principal amount outstanding.

Financial assets at amortized cost are subsequently measured using the effective interest rate (EIR) method and are subject to impairment. Gains and losses are recognized in income when the asset is derecognized, modified or impaired. The Company’s financial assets at amortized cost include accounts receivable and advances to a portfolio investment.

Financial assets at FVTPL include financial assets held for trading, financial assets designated upon initial recognition at fair value through profit or loss, and financial assets mandatorily required to be measured at fair value. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments. Financial assets with cash flows that are not SPPI are classified and measured at FVTPL, irrespective of the business model. Financial assets at FVTPL are carried in the statement of financial position at fair value with net changes in fair value recognized in the income statement. The Company’s financial assets at FVTPL include cash and cash equivalents, and derivative instruments not designated as hedging instruments in a hedge relationship.

CAE Financial Report 2026 | 69

Notes to the Consolidated Financial Statements
Financial assets at FVOCI are equity investments the Company has irrevocably elected to classify at FVOCI. This classification is determined on an instrument-by-instrument basis. Gains and losses on these financial assets are never transferred to income. Dividends are recognized in the income statement when the right of payment has been established, except when the Company benefits from such proceeds as a recovery of part of the cost of the financial asset, in which case, such gains are recorded in OCI.

Financial assets are not reclassified subsequent to their initial recognition, unless the Company changes its business model for managing a specific financial asset.

Financial liabilities
Financial liabilities at FVTPL include financial liabilities held for trading and financial liabilities designated upon initial recognition at FVTPL. Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing in the near term. This category also includes derivative financial instruments that are not designated as hedging instruments in a hedge relationship. Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments.

Financial liabilities at FVTPL are carried in the statement of financial position at fair value with net changes in fair value recognized in the income statement. The Company’s financial liabilities measured at FVTPL include contingent liabilities arising on business combinations and also derivative instruments not designated as hedging instruments in a hedge relationship.

Financial liabilities at amortized cost are subsequently measured using the EIR method. Gains and losses are recognized in income when the liabilities are derecognized as well as through the EIR amortization process. The Company’s financial liabilities at amortized cost include accounts payables, accrued liabilities, long-term debt, including interest payable, and royalty obligations.

Transaction costs
Transaction costs that are directly related to the acquisition or issuance of financial assets and financial liabilities (other than those classified as FVTPL and FVOCI) are included in the fair value initially recognized for those financial instruments. These costs are amortized to income using the EIR method.

Offsetting of financial assets and financial liabilities
Financial assets and financial liabilities are offset and the net amount is presented in the consolidated statement of financial position when the Company has an unconditional and legally enforceable right to set off the recognized amounts and intends to settle on a net basis or to realize the assets and settle the liabilities simultaneously.

Hedge accounting
The Company uses derivative financial instruments, such as forward currency contracts, cross currency swaps and interest rate swaps to hedge its foreign currency risks and interest rate risks, respectively. A hedging relationship qualifies for hedge accounting when it meets all of the following effectiveness requirements:
–There is ‘an economic relationship’ between the hedged item and the hedging instrument;
–The effect of credit risk does not ‘dominate the value changes’ that result from that economic relationship;
–The hedge ratio of the hedging relationship is the same as that resulting from the quantities of:
–The hedged item that the Company actually hedges; and
–The hedging instrument that the Company actually uses to hedge that quantity of hedged item.

For the purpose of hedge accounting, hedges are classified as:
–Cash flow hedges when hedging the exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction or the foreign currency risk in an unrecognized firm commitment;
–Hedges of a net investment in a foreign operation;
–Fair value hedges when hedging the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment.

Documentation
At the inception of a hedge relationship, the Company formally documents the designation of the hedge, the risk management objectives and strategy, the hedging relationship between the hedged item and hedging item and the method for testing the effectiveness of the hedge, which must be reasonably assured over the term of the hedging relationship and can be reliably measured. The Company formally assesses, both at inception of the hedge relationship and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items in relation to the hedged risk.

Cash flow hedge
The effective portion of changes in the fair value of derivative instruments that are designated and qualify as cash flow hedges is recognized in OCI, while the ineffective portion is recognized immediately in income. Amounts accumulated in OCI are reclassified to income in the period in which the hedged item affects income. However, when the forecasted transactions that are hedged items result in recognition of non-financial items, gains and losses previously recognized in OCI are included in the initial carrying value of the related non-financial assets acquired or liabilities incurred. The deferred amounts are ultimately recognized in income as the related non-financial items are derecognized or amortized.

70 | CAE Financial Report 2026

Notes to the Consolidated Financial Statements
Hedge accounting is discontinued prospectively when the hedging relationship no longer meets the criteria for hedge accounting, when the designation is revoked, or when the hedging instrument expires or is sold. Any cumulative gain or loss directly recognized in OCI at that time remains in OCI until the hedged item is recognized in income. When it is probable that a hedged transaction will not occur, the cumulative gain or loss that was recognized in OCI is recognized in income immediately.

Hedge of net investments in foreign operations
The Company has designated certain long-term debts, fixed to fixed cross currency principal and interest rate swap agreements and forward currency contracts as a hedging item of the Company’s overall net investments in foreign operations whose activities are denominated in a currency other than the Company’s functional currency. The portion of gains or losses on the hedging item that is determined to be an effective hedge is recognized in OCI and is limited to the translation gain or loss on the net investment.

Derecognition
Financial assets
A financial asset is derecognized when:
–The rights to receive cash flows from the asset have expired; or
–The Company has transferred its rights to receive cash flows from the asset and either has transferred substantially all the risks and rewards of the asset or has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

The Company is involved in a program in which it sells interests in certain of its accounts receivable. The Company continues to act as a collection agent. Under the program, the Company transfers some significant risks and rewards of the accounts receivable it sells and retains others. The accounts receivable are derecognized up to an amount corresponding to the extent of the Company's continuing involvement, which represents its maximum retained exposure.

Impairment of financial assets
The Company uses the expected credit loss (ECL) model for calculating impairment of financial assets and recognizes expected credit losses as loss allowances for assets measured at amortized cost. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive, discounted at the original or credit adjusted effective interest rate. ECLs are recognized in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12-months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL).

For trade receivables and contract assets, the Company applies the simplified approach permitted by IFRS 9 - Financial Instruments, which requires expected lifetime losses to be recognized from initial recognition of the assets.

Financial liabilities
A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expired.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the income statement.

Foreign currency translation
Foreign operations
CAE Inc.’s consolidated financial statements are presented in Canadian dollars, which is also the parent company’s functional currency. The functional currency of each of the Company’s subsidiaries is the currency of the primary economic environment in which they operate. Determination of the functional currency may involve certain judgements to determine the primary economic environment in which the subsidiary operates. Assets and liabilities of subsidiaries that have a functional currency other than the Canadian dollar are translated from their functional currency to Canadian dollars at exchange rates in effect at the reporting date. Revenue and expenses are translated at the average exchange rates. The resulting translation adjustments are included in OCI.

When CAE Inc. and its subsidiaries have a long-term intercompany balance receivable from or payable to a foreign operation for which settlement is not planned in the foreseeable future, such item is considered, in substance, a part of the Company’s net investment in that foreign operation. Gains or losses arising from the translation of those intercompany balances denominated in foreign currencies are also included in OCI.

Transactions and balances
Monetary assets and liabilities denominated in foreign currencies are translated at the prevailing exchange rate at the reporting date. Non-monetary assets and liabilities, and revenue and expense items denominated in foreign currencies are translated into the functional currency using the exchange rate prevailing at the dates of the respective transactions. Foreign exchange gains and losses resulting from the settlement of such transactions are recognized in income, except when deferred in OCI as qualifying cash flow hedges and qualifying net investment hedges.
CAE Financial Report 2026 | 71

Notes to the Consolidated Financial Statements
Cash and cash equivalents
Cash and cash equivalents consist of cash and highly-liquid investments with original terms to maturity of 90 days or less at the date of purchase.

Accounts receivable
Receivables are initially recognized at fair value and are subsequently carried at amortized cost, net of credit loss allowances, based on expected recoverability. The amount of the allowance is the difference between the asset’s carrying amount and the present value of the estimated future cash flows, discounted at the original effective interest rate. The loss is recognized in income. Subsequent recoveries of amounts previously provided for or written-off are recognized in income.

Inventories
Raw materials are valued at the lower of average cost and net realizable value. Spare parts to be used in the normal course of business are valued at the lower of cost, determined on a specific identification basis, and net realizable value. Work in progress is stated at the lower of cost, determined on a specific identification basis, and net realizable value. The cost of work in progress includes material, labour and an allocation of manufacturing overhead, which is based on normal operating capacity.

Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to generate revenue. In the case of raw materials and spare parts, the replacement cost is the best measure of net realizable value.

Property, plant and equipment
Property, plant and equipment are recorded at cost less any accumulated depreciation and impairment losses. Costs include expenditures that are directly attributable to the acquisition or manufacturing of the item. The cost of an item of property, plant and equipment that is initially recognized includes, when applicable, the initial present value estimate of the costs required to dismantle and remove the asset and restore the site on which it is located at the end of its useful life. Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment. Subsequent costs, such as updates on training devices, are included in the asset’s carrying amount or recognized as a separate asset only when it is probable that future economic benefits will flow to the Company and the cost of the item can be reliably measured; otherwise, they are expensed.

A loss on disposal is recognized in income when the carrying value of a replaced item is derecognized, unless the item is transferred to inventories. If it is not practicable to determine the carrying value, the cost of the replacement and the accumulated depreciation calculated by reference to that cost will be used to derecognize the replaced part. The costs of day-to-day servicing of property, plant and equipment are recognized in income as incurred. Gains and losses on disposal of property, plant and equipment are determined by comparing the proceeds from disposal with its carrying amount, and are recognized within other gains and losses.

The different components of property, plant and equipment are recognized separately when their useful lives are materially different and such components are depreciated separately in income.

Land is not depreciated. The estimated useful lives, residual values and depreciation methods are as follows:

	Method	Depreciation rate / period
Buildings and improvements	Declining balance/Straight-line	2.5% to 10% / 3 to 40 years
Simulators	Straight-line (10% residual)	Not exceeding 25 years
Machinery and equipment	Declining balance/Straight-line	20% to 35% / 2 to 15 years
Aircraft	Straight-line (residual not exceeding 15%)	Not exceeding 25 years
Aircraft engines	Based on utilization	Not exceeding 3500 hours

As at March 31, 2026, the average remaining depreciation period for full-flight simulators is 11.0 years (2025 – 11.1 years).

Depreciation methods, useful lives and residual values are reviewed and adjusted, if appropriate, on a prospective basis at each reporting date.

Leases
At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Company as a lessee
The Company recognizes a right-of-use asset and liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

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Notes to the Consolidated Financial Statements
The right-of-use asset is subsequently depreciated from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. If it is reasonably certain that the Company will obtain ownership by the end of the lease term through a purchase option, the leased asset is depreciated over its useful life. The depreciation periods, residual values (only applicable when it is reasonably certain that the Company will obtain ownership by the end of the lease term) and depreciation methods are as follows:

	Method	Depreciation period
Buildings and land	Straight-line	Not exceeding 50 years
Simulators	Straight-line (10% residual)	Not exceeding 25 years
Machinery and equipment	Straight-line	Not exceeding 7 years
Aircraft	Straight-line (residual not exceeding 15%)	Not exceeding 25 years
Aircraft engines	Based on utilization	Not exceeding 3500 hours

In addition, the right-of-use asset is reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the lessee’s incremental borrowing rate. Lease payments comprise of fixed payments, including in-substance fixed payments, variable lease payments that depend on an index or a rate, amounts expected to be payable under a residual value guarantee, the exercise price under a purchase option that the Company is reasonably certain to exercise, lease payments in an optional renewal period that the Company is reasonably certain to exercise and penalties for early termination of a lease if the Company is reasonably certain to terminate.

The lease liability is subsequently measured at amortized cost using the effective interest method and is remeasured when there is a change in future lease payments arising from a change in an index or rate, the estimate of the amount expected to be payable under a residual value guarantee or the Company’s assessment of whether it will exercise a purchase, renewal or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

Lease modifications
A lease modification is a change in the scope of a lease, or the consideration for a lease, that was not part of its original terms and conditions. A lease modification is accounted for as a separate lease if the modification increases the scope of the lease by adding the right to use one or more underlying assets and the consideration for the lease increases by an amount commensurate with the stand-alone price that reflects the circumstances of the contract. Any other modification is not accounted for as a separate lease.

For a lease modification resulting in a decrease in the scope of the lease, the lease liability is remeasured, using a revised discount rate, to reflect the modified lease payments and the carrying amount of the right-of-use asset is reduced to reflect the partial or full termination of the lease. The difference between the reduction in the lease liability and the reduction in the corresponding right-of-use asset’s carrying value is recognized in profit or loss.

For all other lease modifications, the lease liability is remeasured, using a revised discount rate, to reflect the modified lease payments, with a corresponding adjustment to the right-of-use asset.

Short-term leases and leases of low-value assets
The Company recognizes the payments associated with short-term leases and leases of low-value assets as an expense on a straight-line basis over the lease term.

Sale and leaseback transaction
In a sale and leaseback transaction, the transfer of an asset is recognized as a sale when the customer has obtained control of the underlying asset which is aligned with the Company’s revenue recognition policy, otherwise the Company continues to recognize the transferred asset on the balance sheet and record a financial liability equal to the proceeds transferred. When the transfer of an asset satisfies the Company’s revenue recognition policy to be accounted for as revenue, a partial recognition of the profit from the sale is recorded immediately after the sale, which is equivalent to the proportion of the asset not retained by the Company through the lease. The proportion of the asset retained by the Company through the lease is recognized as a right-of-use asset and the lease liability is measured as the present value of future lease payments.

The Company as a lessor
The Company determines, at lease commencement, whether each lease is a finance or an operating lease. Leases in which substantially all the risks and rewards of ownership are transferred are classified as finance leases. All other leases are accounted for as operating leases.

With regards to finance leases, the asset is derecognized at the commencement of the lease. The net present value of the minimum lease payments and any discounted unguaranteed residual values of leased assets are presented as investment in finance leases. Finance income is recognized over the term of the lease based on the effective interest method. Revenue from operating leases is recognized on a straight-line basis over the term of the corresponding lease.
CAE Financial Report 2026 | 73

Notes to the Consolidated Financial Statements
When the Company subleases one of its leases, it accounts for its interests in the head lease and the sub-lease separately. It assesses the lease classification of a sub-lease with reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset.

Intangible assets
Goodwill
Goodwill is measured at cost less accumulated impairment losses, if any.

Goodwill arises on the acquisition of subsidiaries. Goodwill represents the excess of the aggregate of the cost of an acquisition, including the Company’s best estimate of the fair value of contingent consideration and the acquisition-date fair value of any previously held equity interest in the acquiree, over the fair value of the net identifiable assets of the acquiree at the acquisition date.

Gains and losses on the disposal of an entity include the carrying amount of goodwill allocated to the entity sold.

Research and development (R&D)
Research costs are expensed as incurred. Development costs are also charged to income in the period incurred unless they meet all the specific capitalization criteria established in IAS 38, Intangible Assets. Capitalized development costs are stated at cost and net of accumulated amortization and accumulated impairment losses, if any. Amortization of the capitalized development costs commences when the asset is available for use as intended by management and is included in research and development expenses.

Other intangible assets
Intangible assets acquired separately are measured at cost upon initial recognition. The cost of intangible assets acquired in a business combination is the fair value as at the acquisition date. Following initial recognition, intangible assets are carried at cost, net of accumulated amortization and accumulated impairment losses, if any.

The cost of an internally generated intangible asset comprises all directly attributable costs necessary to create, produce, and prepare the asset to be capable of operating in the manner intended by management.

Gains and losses on disposal of intangible assets are determined by comparing the proceeds from disposal with its carrying amount and are recognized within other gains and losses.

Configuration or customization costs in a cloud computing arrangement are also included when they meet the specific capitalization criteria.

Amortization
Amortization is calculated using the straight-line method for all intangible assets over their estimated useful lives as follows:

Amortization period
Capitalized development costs	3 to 10 years
Customer relationships	3 to 20 years
Licenses	3 to 20 years
Technology, software and ERP	3 to 12 years
Other intangible assets	2 to 40 years

As at March 31, 2026, the average remaining amortization period for the capitalized development costs is 5.5 years (2025 ‑ 6.7 years), customer relationships is 12.9 years (2025 – 13.7 years), licenses is 12.2 years (2025 – 13.2 years), and technology, software and ERP is 5.9 years (2025 – 6.7 years). Amortization methods and useful lives are reviewed and adjusted, if appropriate, on a prospective basis at each reporting date.

Impairment of non-financial assets
The carrying amounts of the Company’s non-financial assets subject to amortization are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Goodwill and assets that are not yet available for use are tested for impairment annually or at any time if an indicator of impairment exists.

The recoverable amount of an asset or a cash-generating unit (CGU) is the greater of its value in use and its fair value less costs of disposal. The recoverable amount is determined for an individual asset; unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. In such cases, the CGU that the asset belongs to is used to determine the recoverable amount.

For the purposes of impairment testing, the goodwill acquired in a business combination is allocated to CGUs or groups of CGUs, which generally corresponds to its operating segments or one level below, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

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Notes to the Consolidated Financial Statements
An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its estimated recoverable amount. Where the recoverable amount of a CGU to which goodwill has been allocated is lower than the CGU’s carrying amount, the related goodwill is impaired. Any remaining amount of impairment exceeding the impaired goodwill is recognized on a pro rata basis of the carrying amount of the other assets in the respective CGU. Impairment losses are recognized in income.

The Company evaluates impairment losses, other than goodwill impairment, for potential reversals at each reporting date. An impairment loss is reversed if there is any indication that the loss has decreased or no longer exists due to changes in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. Such reversal is recognized in income.

Borrowing costs
Borrowing costs that are directly attributable to the acquisition or construction of a qualifying asset are capitalized as part of the cost of the asset. A qualifying asset is one that takes a substantial period of time to get ready for its intended use. Capitalization of borrowing costs ceases when the asset is completed and ready for use as intended by management. All other borrowing costs are recognized as finance expense in income, as incurred.

Other assets
Restricted cash
The Company is required to hold a defined amount of cash as collateral under the terms of certain subsidiaries’ external bank financing, government-related sales contracts and business combination arrangements.

Deferred financing costs
Deferred financing costs related to the revolving credit facilities, when it is probable that some or all of the facilities will be drawn down, and deferred financing costs related to sale and leaseback agreements are included in other assets at cost and are amortized on a straight-line basis over the term of the related financing agreements.

Accounts payable and accrued liabilities
Accounts payable and accrued liabilities are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

Provisions
Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as a finance expense. When there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole.

Estimated contract losses
Provisions for estimated contract losses are recognized as an onerous contract provision in the period in which it is determined that the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The unavoidable costs under a contract reflect the least net cost of exiting from the contract, which is the lower of the cost of fulfilling it and any compensation or penalties arising from failure to fulfil it.

Restoration and simulator removal
In certain situations, simulators are installed at locations that are not owned by the Company. In some of these cases, the Company has an obligation to dismantle and remove the simulators from these sites and to restore the location to its original condition. A provision is recognized for the present value of estimated costs to be incurred to dismantle and remove the simulators from these sites and restore the location. The provision also includes amounts relating to leased land and buildings where restoration costs are contractually required at the end of the lease. Where such costs arise as a result of capital expenditure, these restoration costs are also capitalized.

Restructuring
Restructuring costs consist mainly of severances and other related costs.

Legal claims
The amount represents a provision for certain legal claims brought against the Company. The corresponding charge is recognized in income. Management’s best estimate is that the outcome of these legal claims will not give rise to any significant loss beyond the amounts provided at March 31, 2026.

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Notes to the Consolidated Financial Statements
Warranties
A provision is recognized for expected warranty claims on products sold based on historical experience of the level of repairs and returns. It is expected that most of these costs will be incurred in a period ranging from 1 to 3 years. Assumptions used to calculate the provision for warranties were based on current sales levels and current information available about returns based on the warranty period of products sold.

Long-term debt
Long-term debt is recognized initially at fair value, net of transaction costs incurred. They are subsequently stated at amortized cost. Any difference between the proceeds, net of transaction costs, and the redemption value is recognized in income over the period of borrowings using the effective interest method.

Fees paid on the establishment of loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In these cases, the fee is deferred until the drawdown occurs. To the extent that there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a prepayment for liquidity services and amortized over the period of the facility to which it relates.

Share capital
Common shares are classified as equity. Incremental costs directly attributable to the issue of new shares or stock options are shown in equity as a deduction, net of tax, from the proceeds.

When share capital recognized as equity is repurchased, the amount of the consideration paid, which includes directly attributable costs, net of tax, is recognized as a deduction from equity.

Revenue recognition
The Company recognizes revenue when it transfers the control of the promised goods or services to the customer. The transaction price is the amount of consideration to which the Company is expected to be entitled to in exchange for transferring promised goods or services. Variable consideration is included in the transaction price when it is highly probable that there will be no significant reversal of revenue in the future. Variable consideration is usually derived from sales incentives, in the form of discounts or volume rebates, and penalties. The Company identifies the various performance obligations of the contract and allocates the transaction price based on the estimated relative stand-alone selling prices of the promised goods or services underlying each performance obligation.

The Company’s performance obligations are satisfied over time or at a point in time depending on the transfer of control to the customer.

Sales of goods and services
Customized training devices
Revenue from contracts with customers for the design, engineering, and manufacturing of training devices are recognized over time using the cost input method when the Company determines that these devices have a sufficient level of customization such that they have no alternative use and the Company has enforceable rights to payment for work completed to date. The measure of progress toward complete satisfaction of the performance obligation is generally determined by comparing the actual direct costs incurred to date to the total estimated direct costs for the entire contract. When the Company determines that there is an alternative use for these devices, revenue is recognized at a point in time, when the customer obtains control of the device.

Standardized training devices
Revenue from contracts with customers for the manufacturing of standardized training devices is recognized at a point in time, when the customer obtains control of the device.

Training services
Revenue from the sale of training hours or training courses are recognized at a point in time, when services are rendered. For flight schools, cadet training courses are offered mainly by way of ground school and live aircraft flight. For both phases, revenue is recognized over time, using the time elapsed input method.

Product maintenance, support and updates
Revenue from the sale of product maintenance services and post-delivery customer support are recognized over time, using the time elapsed output method or costs incurred method. Revenue from update services, to enhance a training device currently owned by a customer, are recognized over time, using the cost input method.

Spare parts
Revenue from the sale of spare parts is recognized at a point in time, which is generally on delivery to the customer.

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Notes to the Consolidated Financial Statements
Software arrangements
Revenue from software arrangements that provide the Company’s customers with the right to use the software without any significant development or integration work is recognized at a point in time, on delivery or, in case of a renewed arrangement, at the renewal date. Revenue from fixed-price software arrangements and software customization contracts that require significant production, modification, or customization of software is recognized over time using the cost input method. Revenue from Software as a service (SaaS) arrangements provide the Company's customers with the right to access a cloud-based environment that the Company provides and manages, the right to receive support and to use the software, however the customer does not have the right to control the software. Revenue from SaaS arrangements is recognized over time, using the time elapsed output method.

Other
Significant financing component
The Company accounts for a significant financing component on contracts of more than 12 months where timing of cash receipts and revenue recognition differ substantially. The transaction price for such contracts is adjusted for the time value of money, using the rate that would be reflected in a separate financing transaction between the Company and its customers at contract inception, to take into consideration the significant financing component.

Non-monetary transactions
The Company may also enter into sales arrangements where little or no monetary consideration is involved. The non-monetary transactions are measured at the most reliable measure of the fair value of the asset or service given up or fair value of the asset or service received.

Contract modifications
Contract modifications, which consist of an increase in the scope or price of a contract, are accounted for as a separate contract when the additional goods or services to be delivered are distinct from those delivered prior to the contract modification and when the price increases by an amount of consideration that reflects its stand-alone selling price. Contract modifications are treated prospectively when the additional goods or services are distinct, but the price increase does not reflect the stand-alone selling price. When the remaining goods or services are not distinct, the Company recognizes an adjustment to revenue of the initial contract on a cumulative catch-up basis at the date of the contract modification.

Costs to obtain and to fulfill a contract
The Company recognizes incremental costs of obtaining a contract as an asset when they are expected to be recovered over a period of more than one year. The Company recognizes costs directly related to fulfilling a contract with a customer as an asset when they generate or enhance resources that will be used to satisfy the performance obligation in the future, and they are expected to be recovered. These assets are amortized on a systematic basis that is consistent with the Company’s transfer of the related goods or services to the customer.

Right to invoice
If the Company has the right to invoice a customer in an amount that directly corresponds with the value of the Company’s performance to date, then revenue can be recognized at the invoice amount.

Contract balances
The timing of revenue recognition, billing and cash collections results in accounts receivable, contract assets and contract liabilities on the consolidated financial position.

Contract assets are recognized when revenue is recognized in excess of billings or when the Company has a right to consideration and that right is conditional to something other than the passage of time. Contract assets are subsequently transferred to accounts receivable when the right to payment becomes unconditional. Contract liabilities are recognized when payments received from customers are in excess of revenue recognized. Contract liabilities are subsequently recognized in revenue when the Company satisfies its performance obligations.

Contract assets and contract liabilities are reported in a net position on a contract-by-contract basis at the end of each reporting period and are classified as current based on the Company's normal operating cycle.

Employee benefits
Defined benefit pension plans
The Company maintains defined benefit pension plans that provide benefits based on length of service and final average earnings.

The defined benefit asset or liability comprises the present value of the defined benefit obligation at the reporting date less the fair value of plan assets out of which the obligations are to be settled. The defined benefit obligations are actuarially determined for each plan using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash flows using the interest rate of high-quality corporate bonds that are denominated in the currency in which the benefit will be paid and that have terms to maturity approximating the terms of the related pension obligation. In countries where there is no deep market in such bonds, the market rates on government bonds are used.

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Notes to the Consolidated Financial Statements
The value of any employee benefit asset recognized is restricted to the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan (asset ceiling test). Minimum funding requirements may give rise to an additional liability to the extent that they require paying contributions to cover an existing shortfall. Plan assets can only be used to fund employee benefits, are not available to the creditors of the Company, nor can they be paid directly to the Company. Fair value of plan assets is based on market price information.

The Company determines the net pension cost of its Canadian defined benefit plans utilizing individual discount rates derived from the yield curve.

Actuarial gains and losses arising from experience adjustments, changes in actuarial assumptions and the effect of any asset ceiling and minimum liability are recognized to OCI in the period in which they arise. Past service costs are recognized as an expense as incurred at the earlier of when the plan amendment or curtailment occurs and when the entity recognizes related termination benefits.

Defined contribution pension plans
The Company also maintains defined contribution plans for which the Company pays fixed contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Company has no legal or constructive obligation to pay further amounts if the fund does not hold sufficient assets to pay the benefits to all employees. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in income as the services are provided.

Termination benefits
Termination benefits are recognized as an expense when the Company is demonstrably committed, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense, if the Company has made an offer of voluntary redundancy, based on the number of employees expected to accept the offer. Benefits falling due more than 12 months after the reporting date are discounted to their present value.

Share-based payment transactions
The Company’s share-based payment plans consist of two categories: equity-settled share-based payment plans comprised of the stock option plan, a restricted share units (RSU) plan and a performance share units (PSU) plan; and cash-settled share-based payments plans that include the stock purchase plan, deferred share units (DSU) plans, a restricted share units (RSU) plan and a performance share units (PSU) plan.

For both categories, the fair value of the employee services received in exchange is recognized as an expense in income. Service and non-market performance conditions attached to the transactions are not taken into account in determining fair value.

Stock options
The cost of stock option transactions is measured at fair value using the Black-Scholes option pricing model. The compensation expense is measured at the grant date and recognized over the service period with a corresponding increase to contributed surplus. The cumulative expenses recognized for stock option transactions at each reporting date represents the extent to which the vesting period has expired and management’s best estimate of the number of equity instruments that will ultimately vest. For options with graded vesting, each tranche is considered a separate grant with a different vesting date and fair value, and each tranche is accounted for separately. When the stock options are exercised, the Company issues new common shares and the proceeds received net of any directly attributable transaction costs are credited to share capital.

Equity-settled RSU and PSU plans
The cost of RSU and PSU transactions is measured at fair value using the Company’s share price on the date of the grant. The number of units expected to vest are estimated at the grant date and subsequently re-measured at the end of each reporting period. The resulting compensation expense, adjusted for expectations related to attainment of performance criteria, if any, and cancellations, is recognized over the vesting period, with a corresponding increase to contributed surplus, on a straight-line basis.

Cash-settled plans
For cash-settled plans, a corresponding liability is recognized. The fair value of employee services received is calculated by multiplying the number of units expected to vest with the fair value of one unit as of grant date based on the market price of the Company’s common shares. The fair value of the stock purchase plan is a function of the Company’s contributions. Until the liability is settled, the Company re-measures the fair value of the liability at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in income for the period. The Company has entered into equity swap agreements in order to reduce its earnings exposure related to the fluctuation in the Company’s share price relating to the DSU plans, RSU plan and PSU plan.

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Notes to the Consolidated Financial Statements
Restructuring, integration and acquisition costs
Restructuring costs
Restructuring costs are part of a program that is planned and controlled by management, and materially changes either the scope of a business undertaken by the Company or the manner in which that business is conducted. Restructuring costs include costs directly related to significant exit activities, such as the sale or termination of a line of business, the closure of business locations or the relocation of business activities, significant changes in management structure, or fundamental reorganizations that have a material effect on the nature and focus of the Company’s operations.

For the Company, restructuring costs include severances and other employee related costs, cost associated with the impairment (or reversal of impairment) of non-financial assets, including property, plant and equipment, right-of-use assets, intangible assets and inventory, and other direct costs associated with the closing or relocation of facilities, the closing of a product line or activity, or the downsizing of operations.

Restructuring costs are expensed when incurred, or when a legal or constructive obligation exists. A restructuring provision is only recognized when an obligating event has arisen.

Integration costs
Integration costs represent incremental costs directly related to the integration of acquired businesses in the Company’s ongoing activities. This primarily includes expenditures related to regulatory and process standardization, systems integration and other activities.

Acquisition costs
Acquisition costs represent costs directly related to business combinations, successful or not. These costs include expenses, fees, commissions and other costs associated with the collection of information, negotiation of contracts, risk assessments, and the services of lawyers, advisors and specialists.

Current and deferred income tax
Income tax expense comprises current and deferred tax. An income tax expense is recognized in income except to the extent that it relates to items recognized in OCI or directly in equity, in which case it is recognized in OCI or directly in equity, respectively.

Current tax is the amount expected to be paid or recovered from taxation authorities on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date in the countries where the Company and its subsidiaries operate and generate taxable income, and any adjustment to tax payable or receivable in respect of previous years.

Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions, where appropriate, on the basis of amounts expected to be paid to the tax authorities.

Deferred tax is recognized using the financial position liability method, providing for temporary differences between the tax bases of assets or liabilities and their carrying amounts in the consolidated financial statements, except for temporary differences on the initial recognition of assets and liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable income.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, and jointly controlled entities, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

Deferred tax assets are recognized for all deductible temporary differences and carry forward of unused tax losses. The recognition of deferred tax assets are limited to the amount which is probable to be realized.

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that a recognized deferred tax asset will be realized. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that an unrecognized deferred tax asset will be realized.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different taxable entities which intend to settle current tax liabilities and assets on a net basis or if their tax assets and liabilities will be realized simultaneously.

Taxes on income in the interim periods are accrued by jurisdiction using the effective tax rate that would be applicable to expected total annual profit or loss of the jurisdiction.

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Notes to the Consolidated Financial Statements
The Company has determined that income taxes arising from the global minimum top-up income tax under Pillar Two tax legislation are income taxes within the scope of IAS 12. The Company accounts for such income taxes as a current tax when it is incurred. The Company has applied a temporary mandatory exception to recognize and disclose information about deferred income tax assets and liabilities arising from jurisdictions implementing the global minimum tax rules.

Earnings per share
Earnings per share is calculated by dividing the net income for the period attributable to the equity holders of the Company by the weighted average number of common shares outstanding during the period. The diluted weighted average number of common shares outstanding is calculated by taking into account the dilution that would occur if the securities or other agreements for the issuance of common shares were exercised or converted into common shares at the later of the beginning of the period or the issuance date unless it is anti-dilutive. The treasury stock method is used to determine the dilutive effect of stock options and other equity-settled share-based payments. The treasury stock method is a method of recognizing the use of proceeds that could be obtained upon the exercise of stock options in computing diluted earnings per share. It assumes that any proceeds would be used to purchase common shares at the average market price during the period. The Company’s stock options, equity-settled restricted share units (RSU) and equity-settled performance share units (PSU) have a dilutive potential on common shares.

Government participation
Government contributions are recognized when there is reasonable assurance that the contributions will be received, and all attached conditions will be complied with by the Company. Government contributions related to the acquisition of non-financial assets are recorded as a reduction of the cost of the related asset while government contributions related to current expenses are recorded as a reduction of the related expenses.

Royalty obligations
The Company may receive partial funding from government entities for eligible spending related to specified R&D projects. In exchange, the Company repays a percentage of certain revenue during specified years. The initial measurement of the royalty obligation is discounted using the prevailing market rates of interest, at that time, for a similar instrument (similar as to currency, term, type of interest rate, guarantees or other factors) with a similar credit rating and range from 7.5% to 8.5%. The difference between the funding received and the discounted value of the royalty obligation is accounted for as a government contribution. The current portion of the royalty obligation is included as part of accrued liabilities and the long-term portion is included as part of other non-current liabilities.

R&D obligations
The Company may enter into loan arrangements with government entities at below‑market interest rates to fund a portion of eligible spending related to specified R&D projects. The initial measurement of the R&D obligation is discounted using the prevailing market rates of interest, at that time, for a similar instrument (similar as to currency, term, type of interest rate, guarantees or other factors) with a similar credit rating. The difference between the funding received and the discounted value of the R&D obligation is accounted for as a government contribution. R&D obligations are presented as part of the long-term debt.

Investment tax credits
Investment tax credits are deemed to be equivalent to government contributions. These government contributions are received for costs incurred in R&D projects. Investment tax credits expected to be recovered within 12 months are classified as Income taxes recoverable and tax credits recoverable and those expected to be recovered beyond 12 months are classified in Other non-current assets.

New and amended standards not yet adopted by the Company
Amendments to IFRS 7 – Financial Statements Disclosures and IFRS 9 – Financial Instruments
In May 2024, the IASB issued amendments to IFRS 7 - Financial Statements Disclosures and IFRS 9 - Financial Instruments to clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system, to clarify and add further guidance for assessing whether a financial asset meets the SPPI criterion, add new disclosures for certain instruments with contractual terms that can change cash flows (such as some instruments with features linked to the achievement of environment, social and governance (ESG) targets), and update the disclosures for equity instruments designated at FVOCI.

These amendments to IFRS 7 and IFRS 9 will be effective for the Company's fiscal period beginning on April 1, 2026, with earlier adoption permitted, and are not expected to have a material impact on its consolidated financial statements.

IFRS 18 – Presentation and Disclosure in Financial Statements
In April 2024, the IASB issued IFRS 18 - Presentation and Disclosure in Financial Statements which sets out requirements for the presentation and disclosure of information in the financial statements. IFRS 18 will replace IAS 1 – Presentation of Financial Statements but carries forward many of the requirements from IAS 1. IFRS 18 introduces a defined structure for the income statement, composed of required categories and subtotals, and disclosure requirements for management-defined performance measures.

IFRS 18 will be effective for the Company's fiscal period beginning on April 1, 2027. The Company continues to evaluate the impact of the new standard on its consolidated financial statements.

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Notes to the Consolidated Financial Statements
Use of judgements, estimates and assumptions
The preparation of the consolidated financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies, the reported amounts of assets and liabilities and disclosures at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses for the period reported. It also requires management to exercise its judgement in applying the Company’s accounting policies. The areas involving a high degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed below. Actual results could differ from those estimates. Changes will be reported in the period in which they are identified.

Business combinations
Business combinations are accounted for in accordance with the acquisition method as of the date control is transferred. The consideration transferred and the acquiree’s identifiable assets, liabilities and contingent liabilities are measured at their fair value at the date of acquisition, which may be estimated using an income, market or cost valuation method. Depending on the complexity of determining these valuations, the Company either consults with independent experts or develops the fair value internally by using appropriate valuation techniques which are generally based on a forecast of the total expected future net discounted cash flows. These evaluations are linked closely to the assumptions made by management regarding the future performance of the related assets and the discount rate. Contingent consideration is measured at fair value using a discounted cash flow model.

The judgments made in determining the estimated fair value assigned to the net identifiable assets acquired, as well as the estimated useful life of non-financial assets, could impact the net income of subsequent periods through depreciation and amortization, and in certain instances through impairment charges. The Company believes that the estimated fair values assigned to the net identifiable assets acquired are based on reasonable assumptions that a marketplace participant would use. While the Company uses its best estimates and assumptions to accurately value the net identifiable assets acquired at the acquisition date, estimates are inherently uncertain and subject to refinement.

During the measurement period, for up to 12 months following the acquisition, the Company records adjustments to the initial estimate of the net identifiable assets acquired based on new information obtained that would have existed as of the date of the acquisition. Any adjustment that arises from information obtained that did not exist as of the date of the acquisition will be recorded in the period the adjustment arises.

Development costs
Development costs are recognized as intangible assets and are amortized over their useful lives when they meet the criteria for capitalization. Forecasted revenue and profitability for the relevant projects are used to assess compliance with the capitalization criteria and to assess the recoverable amount of the assets.

Impairment of non-financial assets
The Company’s impairment test for goodwill is based on estimates of the recoverable amount of the CGU or group of CGUs to which goodwill has been allocated and uses valuation models such as the discounted cash flows model (level 3). Management applies significant judgement in developing the cash flow model, which includes the use of key assumptions including expected revenue growth, margin projections and the discount rates. Management also applies judgement when reflecting the impact surrounding current market view of risk and uncertainty and macroeconomic conditions. These estimates, including the methodology used, can have a material impact on the respective values and ultimately the amount of any goodwill impairment.

Likewise, whenever property, plant and equipment and intangible assets are tested for impairment, the determination of the assets’ recoverable amount involves the use of estimates by management and can have a material impact on the respective values and ultimately the amount of any impairment.

Revenue recognition
Transaction price allocated to performance obligations
In allocating the transaction price for contracts with multiple performance obligations, the Company estimates the stand-alone selling price using the expected cost plus a margin approach if they are not directly observable.

Determining the measure of progress of performance obligations satisfied over time
For contracts where revenue is recognized over time using the cost input method, the Company applies judgement in estimating the total costs to complete the contract.

The determination of the total costs to complete a contract is based on estimates that can be affected by several factors, including program management and execution difficulties, technological challenges, cost of materials, supply chain disruptions, inflationary pressures, availability of labour and problems with suppliers or subcontractors.

Management conducts monthly reviews of its estimated costs to complete as well as its revenue and margins recognized, on a contract-by-contract basis. The impact of any revisions in cost and revenue estimates is reflected in the period in which the need for a revision becomes known.

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Notes to the Consolidated Financial Statements
Defined benefit pension plans
The cost of defined benefit pension plans and the present value of the employee benefit obligations are determined using actuarial valuations. Actuarial valuations involve, amongst others, making assumptions about discount rates, future salary increases and mortality rates. All assumptions are reviewed at each reporting date. Any changes in these assumptions will impact the carrying amount of the employee benefit obligations and the cost of the defined benefit pension plans. In determining the appropriate discount rate, management considers the interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability. The mortality rate is based on publicly available mortality tables for the specific country. Future salary increases and pension increases are based on expected future inflation rates for the specific country. Individual discount rates are derived from the yield curve and are used to determine the service cost and interest cost of the Canadian defined benefit pension plans at the beginning of the year. The present value of the employee benefit obligations for these Canadian plans is determined based on the individual discount rates derived from the yield curve at the end of the year. Other key assumptions for pension obligations are based, in part, on current market conditions. See Note 21 for further details regarding assumptions used.

Income taxes
The Company is subject to income tax laws in numerous jurisdictions. Judgement is required in determining the worldwide provision for income taxes. The determination of tax liabilities and assets involves uncertainties in the interpretation of complex tax regulations. The Company provides for potential tax liabilities based on the weighted average probability of the possible outcomes. Differences between actual results and those estimates could influence the income tax liabilities and deferred tax liabilities in the period in which such determinations are made.

Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against the losses that can be utilized. Significant management judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax planning strategies. The recorded amount of total deferred tax assets could be altered if estimates of projected future taxable income and benefits from available tax strategies are lowered, or if changes in current tax regulations are enacted that impose restrictions on the timing or extent of the Company’s ability to utilize future tax benefits.

82 | CAE Financial Report 2026

Notes to the Consolidated Financial Statements
NOTE 2 – BUSINESS COMBINATIONS
Year ended March 31, 2025
SIMCOM Aviation Training
On November 5, 2024, the Company increased its ownership stake in its existing SIMCOM Aviation Training (SIMCOM) joint venture by purchasing an additional interest from Volo Sicuro for a cash consideration of $322.8 million (US$232.3 million), subject to customary adjustments.

As a result, the Company obtained control over SIMCOM’s four training centres located in the U.S. providing pilot training across multiple business aviation aircraft platforms. Additionally, CAE and SIMCOM have extended their current exclusive business aviation training services agreement with Flexjet, LLC, a related party of Volo Sicuro, and its affiliates by 5 years, bringing the remaining exclusivity period to 15 years.

Prior to acquiring control, the Company's 50% ownership in SIMCOM was accounted for using the equity method. The change in control provided for the remeasurement of the previously held equity interest in SIMCOM to its fair value. The fair value of the Company's previously held equity interest in SIMCOM was determined by applying a non-controlling discount to the consideration paid on the acquisition date and was valued at $230.6 million. As a result, the Company recorded a net remeasurement gain of $72.6 million (Note 6).

As at March 31, 2025, the determination of the fair value of the net assets acquired and liabilities assumed arising from the SIMCOM acquisition are as follows:

SIMCOM
Current assets, excluding cash on hand	$20.4
Current liabilities	(29.4)
Property, plant and equipment	135.5
Right-of-use assets	128.4
Intangible assets	504.8
Deferred tax	(23.7)
Long-term debt, including current portion	(158.5)
Non-current liabilities	(16.5)
Fair value of net assets acquired, excluding cash acquired	$561.0
Cash acquired	14.8
Total purchase consideration	$575.8
Settlement of pre-existing balances with SIMCOM	(22.4)
Fair value of the Company's previously held equity interest in SIMCOM	(230.6)
Total cash consideration paid on acquisition date	$322.8

The fair value of the acquired intangible assets amounts to $504.8 million and consists of goodwill of $379.6 million (non‑deductible for tax purposes), customer relationships of $124.5 million and other intangibles of $0.7 million. The goodwill arising from this acquisition is attributable to the expansion of CAE's customer installed base of business aviation flight simulators, market capacity and expected synergies from combining operations.

The net assets acquired, including intangible assets, of SIMCOM are included in the Civil Aviation segment.

The purchase price allocation was final as at March 31, 2025.

CAE Financial Report 2026 | 83

Notes to the Consolidated Financial Statements
NOTE 3 – OPERATING SEGMENTS AND GEOGRAPHIC INFORMATION
The Company elected to organize its operating segments principally on the basis of its customer markets. The Company manages its operations through its two segments: Civil Aviation and Defense and Security. Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker.

The Company has decided to disaggregate revenue from contracts with customers by segment, by products and services and by geographic regions as the Company believes it best depicts how the nature, amount, timing and uncertainty of its revenue and cash flows are affected by economic factors.

Results by segment
The profitability measure employed by the Company for making decisions about allocating resources to segments and assessing segment performance is adjusted segment operating income. Adjusted segment operating income is calculated by taking operating income and adjusting for restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or specific events, which gives an indication of the profitability of each segment because it does not include the impact of items not specifically related to the segment’s performance. For the years ended March 31, 2026 and 2025, impairments and other gains and losses arising from significant strategic transactions or specific events consist of the executive management transition costs (recorded in selling, general and administrative expenses), the gain on fair value remeasurement of SIMCOM (Note 6), and the shareholder matters (recorded in selling, general and administrative expenses).

The accounting principles used to prepare the information by operating segments are the same as those used to prepare the Company’s consolidated financial statements. The method used for the allocation of assets jointly used by operating segments and costs and liabilities jointly incurred (mostly corporate costs) between operating segments is based on the level of consumption when determinable and measurable, otherwise the allocation is based on a proportion of each segment’s cost of sales and revenue.

Specified items included in the segment profitability measure are as follows:

			Defense
	Civil Aviation		and Security			Total
	2026	2025	2026	2025	2026	2025
External revenue	$2,741.6	$2,709.3	$2,172.4	$1,998.6	$4,914.0	$4,707.9
Depreciation and amortization	351.0	312.4	109.1	102.3	460.1	414.7
Share of after-tax profit of equity accounted investees	58.7	68.3	24.0	20.0	82.7	88.3
Gross profit	890.2	883.6	500.6	416.5	1,390.8	1,300.1
Operating income	437.9	605.3	174.4	123.9	612.3	729.2
Adjusted segment operating income	510.5	581.5	200.2	150.5	710.7	732.0

Reconciliation of adjusted segment operating income is as follows:

			Defense
	Civil Aviation		and Security			Total
	2026	2025	2026	2025	2026	2025
Operating income	$437.9	$605.3	$174.4	$123.9	$612.3	$729.2
Restructuring, integration and acquisition costs (Note 5)	64.4	37.8	20.0	18.7	84.4	56.5
Impairments and other gains and losses arising from
significant strategic transactions or specific events:
Executive management transition costs	8.2	4.7	5.8	3.6	14.0	8.3
Gain on fair value remeasurement of SIMCOM (Note 6)	—	(72.6)	—	—	—	(72.6)
Shareholder matters	—	6.3	—	4.3	—	10.6
Adjusted segment operating income	$510.5	$581.5	$200.2	$150.5	$710.7	$732.0

Capital expenditures by segment, which consist of property, plant and equipment expenditures and intangible assets expenditures (excluding those acquired in business combinations), are as follows:

	2026	2025
Civil Aviation	$223.7	$296.3
Defense and Security	137.8	147.8
Total capital expenditures	$361.5	$444.1

84 | CAE Financial Report 2026

Notes to the Consolidated Financial Statements
Assets and liabilities employed by segment
The Company uses assets employed and liabilities employed to assess resources allocated to each segment. Assets employed include accounts receivable, contract assets, inventories, prepayments, property, plant and equipment, right-of-use assets, intangible assets, investment in equity accounted investees, derivative financial assets and other non-current assets. Liabilities employed include accounts payable and accrued liabilities, provisions, contract liabilities, derivative financial liabilities and other non-current liabilities.

Assets and liabilities employed by segment are reconciled to total assets and liabilities as follows:

	2026	2025
Assets employed
Civil Aviation	$6,896.4	$7,263.4
Defense and Security	3,046.5	3,000.6
Assets not included in assets employed by segment	1,204.9	949.8
Total assets	$11,147.8	$11,213.8
Liabilities employed
Civil Aviation	$1,129.9	$1,369.1
Defense and Security	1,074.9	1,009.3
Liabilities not included in liabilities employed by segment	3,554.9	3,859.4
Total liabilities	$5,759.7	$6,237.8

Products and services information
The Company's revenue from external customers for its products and services are as follows:

			Defense
	Civil Aviation		and Security			Total
	2026	2025	2026	2025	2026	2025
Products	$931.1	$963.7	$1,096.0	$907.7	$2,027.1	$1,871.4
Training, software and services	1,810.5	1,745.6	1,076.4	1,090.9	2,886.9	2,836.5
Total external revenue	$2,741.6	$2,709.3	$2,172.4	$1,998.6	$4,914.0	$4,707.9

Geographic information
The Company markets its products and services globally. Revenues are attributed to geographical regions based on the location of customers. Non-current assets other than financial instruments, deferred tax assets and employee benefits assets are attributed to geographical regions based on the location of the assets, excluding goodwill. Goodwill is presented by geographical regions based on the Company’s allocation of the related purchase price.

	2026	2025
External revenue
Canada	$498.7	$474.2
United States	2,194.2	2,241.8
United Kingdom	245.2	281.6
Rest of Americas	114.3	133.0
Europe	746.1	663.6
Asia	908.8	759.9
Oceania and Africa	206.7	153.8
	$4,914.0	$4,707.9

	2026	2025
Non-current assets other than financial instruments, deferred tax assets and employee benefits assets
Canada	$1,496.2	$1,541.7
United States	4,369.1	4,534.7
United Kingdom	394.8	399.0
Rest of Americas	222.5	221.8
Europe	1,229.2	1,162.3
Asia	570.1	610.8
Oceania and Africa	201.5	188.2
	$8,483.4	$8,658.5

CAE Financial Report 2026 | 85

Notes to the Consolidated Financial Statements
NOTE 4 – OTHER (GAINS) AND LOSSES

	2026	2025
Net loss (gain) on foreign currency exchange differences	$3.2	$(1.4)
Remeasurement of royalty obligations	(3.8)	(2.9)
Gain on disposal of property, plant and equipment	—	(6.4)
Other	9.1	(2.6)
Other (gains) and losses	$8.5	$(13.3)

NOTE 5 – RESTRUCTURING, INTEGRATION AND ACQUISITION COSTS

	2026	2025
Impairment of non-financial assets – net	$58.9	$5.2
Severances and other employee related costs	13.2	33.9
Integration and acquisition costs	—	11.5
Other costs	12.3	5.9
Total restructuring, integration and acquisition costs	$84.4	$56.5

Year ended March 31, 2026
On November 11, 2025, the Company announced a transformation plan to simplify its structure, sharpen its focus and strengthen execution. The transformation focuses on streamlining the Company's organizational structure, assessing its portfolio, tightening its capital discipline, and optimizing its operational performance. For the year ended March 31, 2026, costs related to this program totalled $84.4 million and included $58.9 million of impairment of non-financial assets and $13.2 million of severances and other employee related costs. Impairment of non‑financial assets included impairments of capitalized development costs principally within Civil Aviation of $31.9 million related to technologies no longer aligned with the Company’s strategic focus, inventory write‑downs of $9.7 million within Civil Aviation and $8.0 million within Defense and Security associated with revised product designs and manufacturing requirements and the Company’s portfolio simplification, as well as impairments of simulators within Civil Aviation of $9.3 million.

Year ended March 31, 2025
During the fourth quarter of fiscal 2024, the Company announced that it would streamline its operating model and portfolio, optimize its cost structure and create efficiencies. This restructuring program was completed in the second quarter of fiscal 2025. In fiscal 2025, costs related to this program totalled $40.6 million and included $29.4 million of severances and other employee related costs and $5.2 million of impairment of non-financial assets. Impairment of non-financial assets primarily included the impairment of property, plant and equipment, intangible assets and right‑of‑use assets related to the termination of certain product offerings within the Civil Aviation segment.

In the second quarter of fiscal 2025, the integration activities associated with the fiscal 2022 acquisition of Sabre’s AirCentre airline operations portfolio (AirCentre) were completed. For the year ended March 31, 2025, restructuring, integration and acquisition costs associated with AirCentre amounted to $15.9 million.

NOTE 6 – GAIN ON REMEASUREMENT OF PREVIOUSLY HELD EQUITY INTEREST
Year ended March 31, 2025
Gain on fair value remeasurement of SIMCOM
On November 5, 2024, the Company increased its ownership stake in its existing SIMCOM joint venture, obtaining control of the entity. Prior to acquiring control, the Company's 50% ownership in SIMCOM was accounted for using the equity method. The change in control provided for the remeasurement of the previously held equity interest in SIMCOM to its fair value with any difference compared to the carrying value to be recognized as a gain or loss in the income statement, as well as the derecognition of a portion of Civil Aviation's goodwill, based on the relative fair value of the previously held equity interest in SIMCOM compared to the cash generating unit included in the Civil Aviation segment. As a result, the Company recorded a net remeasurement gain of $72.6 million, including the derecognition of goodwill and associated cumulative foreign exchange differences of $29.4 million and $7.7 million, respectively, and other costs of $5.3 million.

86 | CAE Financial Report 2026

Notes to the Consolidated Financial Statements
NOTE 7 – FINANCE EXPENSE – NET

	2026	2025
Finance expense:
Long-term debt (other than lease liabilities)	$144.0	$156.0
Lease liabilities	48.4	43.1
Other	44.2	42.8
Borrowing costs capitalized	(5.9)	(5.2)
Finance expense	$230.7	$236.7
Finance income:
Loans and investment in finance leases	$(12.0)	$(13.8)
Other	(6.6)	(7.4)
Finance income	$(18.6)	$(21.2)
Finance expense – net	$212.1	$215.5

NOTE 8 – INCOME TAXES
Income tax expense
The reconciliation of income taxes at Canadian statutory rates with the income tax expense is as follows:

	2026	2025
Earnings before income taxes	$400.2	$513.7
Canadian statutory income tax rates	26.5%	26.5%
Income taxes at Canadian statutory rates	$106.1	$136.2
Effect of differences in tax rates in other jurisdictions	(13.6)	1.8
Tax benefits not previously recognized and unrecognized tax benefits	(0.5)	(6.8)
Non-taxable gain on fair value remeasurement of SIMCOM	—	(21.9)
Non-deductible expenses	5.5	—
Tax impact on after tax profit of equity accounted investees	(17.7)	(18.5)
Prior years' tax adjustments	(1.9)	2.8
Other	(0.4)	5.1
Income tax expense	$77.5	$98.7
Effective tax rate	19%	19%

The Company's applicable tax rate corresponds to the combined Canadian tax rates applicable in the provinces where the Company operates.

Significant components of the provision for the income tax expense are as follows:

	2026	2025
Current income tax expense :
Current year	$36.2	$56.7
Prior years' tax adjustments	19.4	(2.7)
Deferred income tax expense:
Tax benefit not previously recognized used to reduce the deferred tax expense	(0.5)	(6.8)
Origination and reversal of temporary differences	22.4	51.5
Income tax expense	$77.5	$98.7

CAE Financial Report 2026 | 87

Notes to the Consolidated Financial Statements
Deferred tax assets and liabilities
During the year ended March 31, 2026, movements in temporary differences are as follows:

					Foreign
	Balance				currency
	beginning	Recognized	Recognized	Recognized	exchange	Balance
	of year	in income	in OCI	in equity	differences	end of year
Non-capital loss carryforwards	$89.7	$87.0	$—	$—	$1.6	$178.3
Unclaimed research & development expenditures	227.8	(133.9)	—	—	(4.6)	89.3
Investment tax credits	(76.8)	(6.2)	—	—	—	(83.0)
Property, plant and equipment and right-of-use of assets	(168.0)	(24.4)	—	—	4.6	(187.8)
Intangible assets	(126.8)	12.3	—	—	1.0	(113.5)
Amounts not currently deductible including interest limitation	110.7	23.0	—	0.5	(1.6)	132.6
Government participation	93.6	5.0	—	—	—	98.6
Other	0.9	15.3	(21.4)	—	—	(5.2)
Net deferred tax assets	$151.1	$(21.9)	$(21.4)	$0.5	$1.0	$109.3

During the year ended March 31, 2025, movements in temporary differences are as follows:

						Foreign
	Balance				Business	currency
	beginning	Recognized	Recognized	Recognized	combinations	exchange	Balance
	of year	in income	in OCI	in equity	(Note 2)	differences	end of year
Non-capital loss carryforwards	$142.5	$(61.3)	$—	—	$3.3	$5.2	$89.7
Unclaimed research & development expenditures	162.1	59.0	—	—	—	6.7	227.8
Investment tax credits	(73.8)	(3.0)	—	—	—	—	(76.8)
Property, plant and equipment and right-of-use of assets	(154.1)	9.3	—	—	(11.1)	(12.1)	(168.0)
Intangible assets	(39.0)	(59.7)	—	—	(26.3)	(1.8)	(126.8)
Amounts not currently deductible including interest limitation	76.9	22.7	—	2.4	6.5	2.2	110.7
Government participation	86.4	7.2	—	—	—	—	93.6
Other	(4.3)	(18.9)	20.3	—	3.9	(0.1)	0.9
Net deferred tax assets	$196.7	$(44.7)	$20.3	$2.4	$(23.7)	$0.1	$151.1

As at March 31, 2026, net deferred tax assets of $69.7 million (2025 – $148.7 million) were recognized in jurisdictions that incurred losses this fiscal year or the preceding fiscal year. Based upon the level of historical taxable income or projections for future taxable income, management believes it is probable that the Company will realize the benefits of these net deferred tax assets.

As at March 31, 2026, a deferred income tax liability on taxable temporary differences of $3,549.9 million (2025 – $3,456.4 million) related to investments in subsidiaries and interests in joint ventures has not been recognized, because the Company controls the timing of the reversal of the temporary differences and believes it is probable that the temporary differences will not be reversed in the foreseeable future.
The non-capital losses incurred in various jurisdictions expire as follows:

Expiry date	Unrecognized	Recognized
2027-2031	$18.8	$3.0
2032-2046	21.9	71.8
No expiry date	174.7	658.1
	$215.4	$732.9

As at March 31, 2026, the Company has $98.9 million (2025 – $130.4 million) of deductible temporary differences for which deferred tax assets have not been recognized. The Company also has $170.5million (2025 – $156.2 million) of capital losses for which deferred tax assets have not been recognized with no expiry date.

Global minimum tax (Pillar Two)
As at March 31, 2026, the Company recognized a current income tax expense related to the Pillar Two tax of $2.5 million (2025 ‑ $2.6 million) mainly related to the Company's operations in the United Arab Emirates and Hungary where the statutory income tax rates are below the 15% determined by the Pillar Two rules.

88 | CAE Financial Report 2026

Notes to the Consolidated Financial Statements
Reconciliation bill
On July 4, 2025, a reconciliation bill titled “An Act to provide for reconciliation pursuant to title II of H. Con. Res 14” was signed into U.S. federal law. The reconciliation bill addresses numerous spending policies and also makes several adjustments to current tax law, including an increase to the base erosion and anti-abuse tax (BEAT) rate starting in calendar 2026, reinstating full deduction of U.S. qualified R&D expenditures starting in calendar 2025, permanently restoring the ability for immediate deduction of new investments in certain qualified depreciable assets made after January 19, 2025, and providing a higher deduction limitation for net interest expense starting in calendar 2025. This enactment had no material impact on the Company's overall income tax expense nor on the effective tax rate this year.

NOTE 9 – SHARE CAPITAL AND EARNINGS PER SHARE
Share capital
Authorized and issued shares
The Company is authorized to issue an unlimited number of common shares without par value and an unlimited number of preferred shares without par value, issuable in series.

The preferred shares may be issued with rights and conditions to be determined by the Board of Directors, prior to their issue. To date, the Company has not issued any preferred shares.

As at March 31, 2026, the number of common shares issued and fully paid was 321,734,387 (2025 – 320,265,108).

Repurchase and cancellation of common shares
On June 6, 2025, the Company announced the renewal of the normal course issuer bid program (NCIB) to purchase, for cancellation, up to 16,019,294 of its common shares. The NCIB began on June 10, 2025 and will end on June 9, 2026 or on such earlier date when the Company completes its purchases or elects to terminate the NCIB. These purchases may be made through the facilities of the TSX or the NYSE, or in such other manner as may be permitted under applicable stock exchange rules and securities laws, at the prevailing market price at the time of acquisition, plus brokerage fees. All common shares purchased pursuant to the NCIB will be cancelled.

During the year ended March 31, 2026, the Company repurchased and cancelled a total of 191,100 common shares (2025 – 856,230) under the NCIB, at a weighted average price of $36.52 per common share (2025 – $24.85), for a total consideration of $7.0 million (2025 – $21.3 million).

Earnings per share computation
The denominators for the basic and diluted earnings per share computations are as follows:

	2026	2025
Weighted average number of common shares outstanding	321,075,968	319,072,751
Effect of dilutive stock options and equity-settled share-based payments	1,081,855	645,501
Weighted average number of common shares outstanding for diluted earnings per share calculation	322,157,823	319,718,252

As at March 31, 2026, no stock options to acquire common shares (2025 – 1,637,584) have been excluded from the above calculation since their inclusion would have had an anti-dilutive effect.

CAE Financial Report 2026 | 89

Notes to the Consolidated Financial Statements
NOTE 10 – ACCOUNTS RECEIVABLE
Details of accounts receivable are as follows:

	2026	2025
Current trade receivables	$233.5	$256.3
Past due trade receivables
1-30 days	71.4	68.9
31-60 days	22.6	18.1
61-90 days	12.7	15.1
Greater than 90 days	64.7	83.6
Total trade receivables	$404.9	$442.0
Investment in finance leases (Note 15)	21.0	16.0
Receivables from related parties (Note 16)	152.8	61.2
Other receivables	68.0	114.1
Credit loss allowances	(22.4)	(21.3)
Total accounts receivable	$624.3	$612.0

Changes in credit loss allowances are as follows:

	2026	2025
Credit loss allowances, beginning of year	$(21.3)	$(20.9)
Additions	(9.7)	(3.4)
Amounts charged off	6.2	3.7
Unused amounts reversed	2.0	0.3
Foreign currency exchange differences	0.4	(1.0)
Credit loss allowances, end of year	$(22.4)	$(21.3)

NOTE 11 – BALANCE FROM CONTRACTS WITH CUSTOMERS
Net contract liabilities are as follows:

	2026	2025
Contract assets - current	$485.3	$482.2
Contract assets - non-current (Note 17)	37.3	38.8
Contract liabilities - current	(1,086.9)	(1,001.6)
Contract liabilities - non-current (Note 22)	(144.0)	(126.8)
Net contract liabilities	$(708.3)	$(607.4)
During the year ended March 31, 2026, the Company recognized revenue of $802.9 million (2025 – $740.0 million) that was included in the contract liability balance at the beginning of the year.
During the year ended March 31, 2026, the Company recognized an increase in revenue of $11.8 million (2025 – increase of $45.7 million) related to performance obligations partially satisfied in previous years. This primarily related to revisions to estimated costs to complete certain contracts that impacted revenue and measures of completion and changes in transaction price.
Remaining performance obligations
As at March 31, 2026, the amount of revenue expected to be realized in future years from performance obligations that are unsatisfied, or partially unsatisfied, was $8,562.4 million. The Company expects to recognize approximately 35% of these remaining performance obligations as revenue by March 31, 2027, an additional 18% by March 31, 2028 and the balance thereafter.
NOTE 12 – INVENTORIES

	2026	2025
Work in progress	$246.6	$348.4
Raw materials, supplies and manufactured products	208.2	246.6
Total inventories	$454.8	$595.0

During the year ended March 31, 2026, the use of inventory recognized in cost of sales amounted to $552.2 million (2025 ‑ $557.2 million) and the impairment of inventories to net realizable value amounted to $17.6 million (2025 – $2.1 million).

90 | CAE Financial Report 2026

Notes to the Consolidated Financial Statements
NOTE 13 – PROPERTY, PLANT AND EQUIPMENT

			Machinery		Assets
	Buildings		and		under
(amounts in millions)	and land	Simulators	equipment	Aircraft	construction	Total
Net book value as at March 31, 2024	$387.0	$1,727.8	$61.6	$79.6	$259.6	$2,515.6
Additions	18.8	4.7	9.9	17.5	305.3	356.2
Business combinations (Note 2)	72.1	22.4	4.3	—	36.7	135.5
Disposals	(0.2)	—	(0.2)	(12.1)	(0.1)	(12.6)
Depreciation	(30.1)	(148.2)	(20.2)	(6.3)	—	(204.8)
Impairment	(0.8)	(0.4)	(0.2)	(0.8)	—	(2.2)
Purchase of assets under lease (Note 15)	—	—	—	9.1	—	9.1
Transfers and others	52.9	262.6	6.6	(3.8)	(294.4)	23.9
Foreign currency exchange differences	23.7	128.2	2.4	5.1	9.4	168.8
Net book value as at March 31, 2025	$523.4	$1,997.1	$64.2	$88.3	$316.5	$2,989.5
Additions	19.2	22.0	12.9	13.8	219.9	287.8
Disposals	—	(0.2)	(1.5)	(4.9)	—	(6.6)
Depreciation	(34.4)	(157.6)	(19.3)	(8.7)	—	(220.0)
Impairment	—	(9.3)	—	—	—	(9.3)
Transfers and others	7.4	173.4	14.2	11.4	(228.1)	(21.7)
Foreign currency exchange differences	(7.6)	(10.6)	(0.1)	(1.9)	(6.5)	(26.7)
Net book value as at March 31, 2026	$508.0	$2,014.8	$70.4	$98.0	$301.8	$2,993.0

			Machinery		Assets
	Buildings		and		under
(amounts in millions)	and land	Simulators	equipment	Aircraft	construction	Total
Cost	$842.5	$3,158.7	$241.6	$129.4	$316.5	$4,688.7
Accumulated depreciation and impairment	(319.1)	(1,161.6)	(177.4)	(41.1)	—	(1,699.2)
Net book value as at March 31, 2025	$523.4	$1,997.1	$64.2	$88.3	$316.5	$2,989.5
Cost	$858.7	$3,244.7	$261.1	$142.1	$301.8	$4,808.4
Accumulated depreciation and impairment	(350.7)	(1,229.9)	(190.7)	(44.1)	—	(1,815.4)
Net book value as at March 31, 2026	$508.0	$2,014.8	$70.4	$98.0	$301.8	$2,993.0

During the year ended March 31, 2026, depreciation of $219.0 million (2025 – $204.0 million) has been recorded in cost of sales and $1.0 million (2025 – $0.8 million) in selling, general and administrative expenses.

NOTE 14 – INTANGIBLE ASSETS

		Capitalized			Technology,	Other
(amounts in millions)		development	Customer		software	intangible
	Goodwill	costs	relationships	Licenses	and ERP	assets	Total
Net book value as at March 31, 2024	$1,971.3	$287.2	$505.2	$246.3	$253.4	$8.5	$3,271.9
Additions – internal development	—	67.0	—	—	19.6	—	86.6
Additions – acquired separately	—	—	—	1.2	—	0.1	1.3
Additions – non cash	—	—	—	—	—	6.4	6.4
Business combinations (Note 2 and 6)	350.2	0.7	124.5	—	—	—	475.4
Amortization	—	(35.8)	(44.5)	(17.2)	(33.8)	(1.2)	(132.5)
Impairment	—	(2.1)	—	—	—	—	(2.1)
Transfers and others	—	(0.5)	—	—	(4.8)	0.1	(5.2)
Foreign currency exchange differences	118.2	3.8	32.5	5.1	9.1	0.5	169.2
Net book value as at March 31, 2025	$2,439.7	$320.3	$617.7	$235.4	$243.5	$14.4	$3,871.0
Additions – internal development	—	62.3	—	—	10.4	—	72.7
Additions – acquired separately	—	—	—	1.0	—	—	1.0
Additions – non cash	—	—	—	—	—	5.6	5.6
Amortization	—	(49.7)	(49.9)	(17.3)	(38.5)	(2.2)	(157.6)
Impairment	—	(31.4)	—	—	(0.5)	—	(31.9)
Transfers and others	—	(8.3)	—	—	2.3	0.4	(5.6)
Foreign currency exchange differences	(39.9)	(2.5)	(13.4)	(2.7)	(4.7)	0.2	(63.0)
Net book value as at March 31, 2026	$2,399.8	$290.7	$554.4	$216.4	$212.5	$18.4	$3,692.2

CAE Financial Report 2026 | 91

Notes to the Consolidated Financial Statements

		Capitalized			Technology,	Other
		development	Customer		software	intangible
	Goodwill	costs	relationships	Licenses	and ERP	assets	Total
Cost	$3,040.3	$599.1	$955.6	$337.4	$528.6	$45.2	$5,506.2
Accumulated amortization and impairment	(600.6)	(278.8)	(337.9)	(102.0)	(285.1)	(30.8)	(1,635.2)
Net book value as at March 31, 2025	$2,439.7	$320.3	$617.7	$235.4	$243.5	$14.4	$3,871.0
Cost	$2,983.5	$618.2	$940.8	$334.7	$527.5	$52.5	$5,457.2
Accumulated amortization and impairment	(583.7)	(327.5)	(386.4)	(118.3)	(315.0)	(34.1)	(1,765.0)
Net book value as at March 31, 2026	$2,399.8	$290.7	$554.4	$216.4	$212.5	$18.4	$3,692.2

During the year ended March 31, 2026, amortization of $108.6 million (2025 – $97.7 million) has been recorded in cost of sales and $49.0 million (2025 – $34.8 million) in research and development expenses.

Goodwill
The carrying amount of goodwill allocated to the Company's CGUs per operating segment is as follows:

		Defense
	Civil Aviation	and Security	Total
Net book value as at March 31, 2024	$1,120.8	$850.5	$1,971.3
Business combinations (Note 2 and 6)	350.2	—	350.2
Foreign currency exchange differences	69.8	48.4	118.2
Net book value as at March 31, 2025	$1,540.8	$898.9	$2,439.7
Foreign currency exchange differences	(14.5)	(25.4)	(39.9)
Net book value as at March 31, 2026	$1,526.3	$873.5	$2,399.8

Goodwill is allocated to CGUs or a group of CGUs, which generally corresponds to the Company’s operating segments or one level below.

The Company performed its annual impairment test for goodwill during the fourth quarter of fiscal 2026. The Company determined the recoverable amount of each of its CGUs based on fair value less costs of disposal calculations using a discounted cash flow model. The recoverable amount of each CGU is calculated using estimated cash flows derived from the Company's five-year strategic plan as approved by the Board of Directors. The cash flows are based on expectations of market growth, industry reports and trends, and past performance. Cash flows subsequent to the five‑year period were extrapolated using a constant terminal value growth rate of 2%, which is consistent with forecasts included in industry reports specific to the industry in which each CGU operates. The discount rates used to calculate the recoverable amounts reflect each CGUs’ specific risks and market conditions, including the market view of risk for each CGU, and range from 8.4% to 9.7%.

During the year ended March 31, 2026, the estimated recoverable amount of each CGU exceeded their carrying amount. As a result, there was no impairment identified.

Variations in the Company assumptions and estimates, particularly in the expected revenue growth, margin projections and the discount rate could have a significant impact on fair value. For the year ended March 31, 2026, a decrease of 1% in expected revenue growth, a decrease of 1% in margin projections, or an increase of 1% in the discount rate would not have resulted in an impairment charge in any of our CGUs or group of CGUs.

92 | CAE Financial Report 2026

Notes to the Consolidated Financial Statements
NOTE 15 – LEASES
Leases as lessee
Right-of-use assets

			Machinery
	Buildings		and
	and land	Simulators	equipment	Aircraft	Total
Net book value as at March 31, 2024	$473.9	$51.9	$9.9	$10.1	$545.8
Additions and remeasurements	135.4	—	18.0	—	153.4
Business combinations (Note 2)	22.4	106.0	—	—	128.4
Depreciation	(45.8)	(13.3)	(5.2)	(1.0)	(65.3)
Impairment	(0.7)	—	—	—	(0.7)
Purchase of assets under lease (Note 13)	—	—	—	(9.1)	(9.1)
Transfers and others	(0.9)	—	0.7	—	(0.2)
Foreign currency exchange differences	29.0	6.5	0.2	—	35.7
Net book value as at March 31, 2025	$613.3	$151.1	$23.6	$—	$788.0
Additions and remeasurements	37.4	—	—	—	37.4
Depreciation	(52.4)	(14.4)	(6.6)	—	(73.4)
Transfers and others	(7.9)	6.1	—	—	(1.8)
Foreign currency exchange differences	(2.5)	(3.8)	(0.5)	—	(6.8)
Net book value as at March 31, 2026	$587.9	$139.0	$16.5	$—	$743.4
During the year ended March 31, 2026, depreciation of $72.7 million (2025 – $64.0 million) has been recorded in cost of sales and $0.7 million (2025 – $1.3 million) in selling, general and administrative expenses.

Short-term leases, leases of low-value assets and variable lease payments
During the year ended March 31, 2026, expenses of $17.5 million (2025 – $21.0 million) have been recognized in net income relating to short-term leases, leases of low-value assets and variable lease payments not included in the measurement of lease liabilities.

Leases as lessor

Operating Leases
As at March 31, 2026, the net book value of simulators leased under operating leases to third parties was $123.4 million (2025 – $115.9 million).

Undiscounted lease payments to be received under operating leases are as follows:

	2026	2025
Less than 1 year	$52.5	$49.1
Between 1 and 2 years	40.4	39.3
Between 2 and 3 years	24.0	30.7
Between 3 and 4 years	14.1	17.0
Between 4 and 5 years	11.5	13.4
More than 5 years	19.7	14.0
Total undiscounted lease payments receivable	$162.2	$163.5

CAE Financial Report 2026 | 93

Notes to the Consolidated Financial Statements
Finance Leases
Undiscounted lease payments to be received under finance leases are as follows:

	2026	2025
Less than 1 year	$29.2	$23.9
Between 1 and 2 years	23.1	21.3
Between 2 and 3 years	19.6	18.2
Between 3 and 4 years	18.3	15.9
Between 4 and 5 years	15.1	16.4
More than 5 years	109.3	118.4
Total undiscounted lease payments receivable	$214.6	$214.1
Unearned finance income	(52.3)	(56.3)
Discounted unguaranteed residual values of leased assets	(12.4)	(15.8)
Total investment in finance leases	$149.9	$142.0
Current portion (Note 10)	21.0	16.0
Non-current portion (Note 17)	$128.9	$126.0

NOTE 16 – INVESTMENT IN EQUITY ACCOUNTED INVESTEES

Net book value as at March 31, 2024	$588.8
Non-cash contributions to equity accounted investees	13.0
Acquisition of control of SIMCOM (Note 2)	(131.0)
Share of after-tax profit before elimination of unrealized profits	96.2
Elimination of unrealized profits on transactions with equity accounted investees – net	(7.8)
Dividends received from equity accounted investees	(28.7)
Dividends declared but not yet received from equity accounted investees	(7.2)
Transfers and others	0.7
Foreign currency exchange differences	35.1
Net book value as at March 31, 2025	$559.1
Cash contributions to equity accounted investees	14.5
Share of after-tax profit before elimination of unrealized profits	86.9
Elimination of unrealized profits on transactions with equity accounted investees – net	(4.2)
Dividends received from equity accounted investees	(79.6)
Transfers and others	7.4
Foreign currency exchange differences	(11.4)
Net book value as at March 31, 2026	$572.7
When the Company's share of losses in a joint venture equals or exceeds its interests in the joint ventures, the Company does not recognize further losses, unless it will incur obligations or make payments on behalf of the joint ventures. During the year ended March 31, 2026, the Company's unrecognized share of profit in joint ventures was $1.9 million (2025 – $1.8 million). As at March 31, 2026, the cumulative unrecognized share of losses for these joint ventures was $6.6 million (2025 – $8.5 million) and the cumulative unrecognized share of comprehensive loss of these joint ventures was $5.4 million (2025 – $7.6 million).

The Company’s outstanding balances with its equity accounted investees are as follows:

	2026	2025
Accounts receivable (Note 10)	$154.1	$63.2
Contract assets	29.3	22.3
Other non-current assets	51.2	39.5
Accounts payable and accrued liabilities (Note 18)	8.1	14.9
Contract liabilities	147.9	57.5

The Company’s transactions with its equity accounted investees are as follows:

	2026	2025
Revenue	$270.0	$278.7
Purchases	3.1	1.4
Other income	2.9	2.4

94 | CAE Financial Report 2026

Notes to the Consolidated Financial Statements
NOTE 17 – OTHER NON-CURRENT ASSETS

	2026	2025
Contract assets (Note 11)	$37.3	$38.8
Investment in finance leases (Note 15)	128.9	126.0
Non-current receivables	93.2	94.7
Investment tax credits	330.9	303.4
Other	98.3	94.9
	$688.6	$657.8

NOTE 18 – ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2026	2025
Accounts payable trade	$507.1	$701.0
Accrued and other liabilities	407.1	463.6
Amount due to related parties (Note 16)	8.1	14.9
Current portion of royalty obligations	12.8	11.3
	$935.1	$1,190.8

NOTE 19 – PROVISIONS
Changes in provisions are as follows:

	Restoration				Onerous
	and simulator				contracts
	removal	Restructuring	Legal	Warranties	and other	Total
Provisions, as at March 31, 2025	$11.0	$7.6	$4.6	$15.4	$10.2	$48.8
Additions	—	13.2	7.1	15.1	5.2	40.6
Amount used	(0.6)	(9.3)	—	(14.1)	(8.9)	(32.9)
Reversal of unused amounts	—	(0.2)	—	(2.3)	(0.2)	(2.7)
Foreign currency exchange differences	(0.1)	0.1	(0.1)	—	0.2	0.1
Transfers and others	0.3	—	—	—	(0.2)	0.1
Provisions, as at March 31, 2026	$10.6	$11.4	$11.6	$14.1	$6.3	$54.0
Current portion	$—	$11.4	$11.6	$13.5	$6.3	$42.8
Non-current portion	$10.6	$—	$—	$0.6	$—	$11.2

NOTE 20 – DEBT FACILITIES
Long-term debt, net of transaction costs is as follows:

			Repayment		2026		2025
Notional amount			period	Current	Non-current	Current	Non-current
Unsecured senior notes
U.S. dollar, fixed rate - 3.60% to 4.90%	US$	778.0	2026-2034	$102.0	$978.7	$20.0	$1,114.7
Canadian dollar, Series 1, fixed rate - 5.54%		$400.0	2028	—	398.7	—	398.1
Canadian dollar, fixed rate - 4.15%		$5.7	2027	2.9	2.8	2.9	5.7
Term loans
U.S. dollar, variable rate	US$	47.7	2026-2027	4.1	61.9	178.7	288.3
Canadian dollar, variable rate		$285.9	2026-2028	5.6	280.4	5.6	12.6
Other				—	—	33.5	—
Lease liabilities
U.S. dollar			2026-2071	42.3	433.3	92.0	432.0
Other			2026-2054	25.9	260.7	29.1	239.0
R&D obligations
Canadian dollar			2026-2048	69.2	565.7	37.2	581.0
Revolving credit facilities
U.S. dollar, variable rate				—	—	—	—
Canadian dollar, variable rate				—	—	—	—
Total long-term debt				$252.0	$2,982.2	$399.0	$3,071.4

CAE Financial Report 2026 | 95

Notes to the Consolidated Financial Statements
Revolving credit facility
In June 2025, the Company extended the maturity date of its US$1.0 billion unsecured revolving credit facility by two years, until June 2030.

Term loans
In May 2025, the Company prepaid a US$125.0 million unsecured term loan due in July 2025.

In June 2025, the Company extended the maturity date of a US$200.0 million syndicated term loan, bearing interest at a variable rate, until June 2027. In February 2026, the Company converted this loan to a Canadian dollar loan valued at $273.3 million, with no changes to the maturity date.

In June 2025, the Company entered into an unsecured term loan agreement amounting to US$50.0 million maturing in June 2027, bearing interest at a variable rate.

Information on the change in long-term debt for which cash flows have been classified as financing activities in the statement of cash flows are as follows:

	Unsecured				Revolving
	senior	Term	Lease	R&D	credit
	notes	loans	liabilities	obligations	facility	Total
Net book value as at March 31, 2024	$1,678.3	$239.9	$551.9	$574.2	$30.0	$3,074.3
Changes from financing cash flows
Net repayment from borrowing under
revolving credit facilities	—	—	—	—	(45.0)	(45.0)
Proceeds from long-term debt	—	285.8	—	45.7	—	331.5
Repayment of long-term debt	(216.1)	(72.6)	—	(32.6)	—	(321.3)
Repayment of lease liabilities	—	—	(59.9)	—	—	(59.9)
Total changes from financing cash flows	$(216.1)	$213.2	$(59.9)	$13.1	$(45.0)	$(94.7)
Non-cash changes
Business combinations (Note 2)	—	48.5	110.0	—	—	158.5
Foreign currency exchange differences	78.1	16.3	36.7	—	15.0	146.1
Additions and remeasurements of lease liabilities	—	—	153.4	—	—	153.4
Accretion	—	—	—	32.5	—	32.5
Other	1.1	0.8	—	(1.6)	—	0.3
Total non-cash changes	$79.2	$65.6	$300.1	$30.9	$15.0	$490.8
Net book value as at March 31, 2025	$1,541.4	$518.7	$792.1	$618.2	$—	$3,470.4
Changes from financing cash flows
Net repayment from borrowing under
revolving credit facilities	—	—	—	—	—	—
Proceeds from long-term debt	—	68.4	—	21.1	—	89.5
Repayment of long-term debt	(22.1)	(217.9)	—	(38.9)	—	(278.9)
Repayment of lease liabilities	—	—	(61.1)	—	—	(61.1)
Total changes from financing cash flows	$(22.1)	$(149.5)	$(61.1)	$(17.8)	$—	$(250.5)
Non-cash changes
Foreign currency exchange differences	(35.1)	(17.2)	(5.8)	—	—	(58.1)
Additions and remeasurements of lease liabilities	—	—	37.4	—	—	37.4
Accretion	—	—	—	34.1	—	34.1
Other	0.9	—	(0.4)	0.4	—	0.9
Total non-cash changes	$(34.2)	$(17.2)	$31.2	$34.5	$—	$14.3
Net book value as at March 31, 2026	$1,485.1	$352.0	$762.2	$634.9	$—	$3,234.2
As at March 31, 2026, the Company has no remaining R&D obligations in the drawdown phase, and the funding received to date on these loans will be repaid between calendar 2026 and 2048. These loan agreements with government entities include certain eligibility criteria, performance conditions, ongoing compliance obligations, commitments and events of default whereby suspension of funding, repayment obligations, accelerated repayment and/or termination of the agreements may result if the Company fails to meet these conditions and commitments throughout the repayment period and if no mutual agreement is found following the mandatory resolution processes.

The Company's unsecured senior notes, term loans and revolving credit facility include standard events of default and various covenant provisions, including financial covenants, whereby accelerated repayment and/or termination of the agreements may result if the Company were to default on payment or violate certain covenants. The Company is required to maintain compliance with these covenants at all times. As at March 31, 2026, the Company is in compliance with all of its financial covenants, as amended from time to time.

96 | CAE Financial Report 2026

Notes to the Consolidated Financial Statements
NOTE 21 – EMPLOYEE BENEFITS OBLIGATIONS
Defined benefit pension plans
The Company has three registered funded defined benefit pension plans in Canada (two for employees and one for designated executives) that provide benefits based on length of service and final average earnings. The Company also maintains a funded pension plan for employees in the United Kingdom that provides benefits based on similar provisions.

The Company’s annual contributions, to fund both benefits accruing in the year and deficits accumulated over prior years, and the plans’ financial position are determined based on actuarial valuations. Applicable pension legislations prescribe minimum funding requirements.

In addition, the Company maintains unfunded plans in Canada, United States and Germany that provide defined benefits based on length of service and final average earnings. These unfunded plans are the sole obligation of the Company, and there is no requirement to fund them. However, the Company is obligated to pay the benefits when they become due. As at March 31, 2026, the Company has issued letters of credit totalling $76.9 million (2025 – $63.9 million) to collateralize the obligations under the Canadian plans.

The funded plans are trustee administered funds. Plan assets held in trusts are governed by local regulations and practices in each country, as is the nature of the relationship between the Company and the trustees and their composition. Responsibility for governance of the plans, including investment decisions and contribution schedules, lies jointly with the Company and the board of trustees.

The employee benefits obligations are as follows:

	2026	2025
Funded defined benefit pension obligations	$591.3	$599.2
Fair value of plan assets	635.8	585.9
Funded defined benefit pension obligations (surplus) – net	$(44.5)	$13.3
Unfunded defined benefit pension obligations	106.1	109.2
Employee benefits obligations - net	$61.6	$122.5
Employee benefit assets	$(44.5)	$(11.6)
Employee benefit obligations	$106.1	$134.1

Changes in funded defined benefit pension obligations and fair value of plan assets are as follows:

			2026			2025
Canadian		Foreign	Total	Canadian	Foreign	Total
Pension obligations, beginning of year	$593.8	$5.4	$599.2	$471.3	$5.0	$476.3
Current service cost	34.5	—	34.5	32.9	—	32.9
Interest cost	25.7	0.3	26.0	22.4	0.3	22.7
Actuarial (gain) loss arising from:
Experience adjustments	0.6	—	0.6	43.3	0.1	43.4
Economic assumptions	(66.0)	—	(66.0)	23.3	(0.1)	23.2
Employee contributions	8.3	—	8.3	12.9	—	12.9
Pension benefits paid	(10.9)	(0.4)	(11.3)	(12.3)	(0.3)	(12.6)
Foreign currency exchange differences	—	—	—	—	0.4	0.4
Pension obligations, end of year	$586.0	$5.3	$591.3	$593.8	$5.4	$599.2
Fair value of plan assets, beginning of year	$578.3	$7.6	$585.9	$535.0	$7.0	$542.0
Interest income	25.1	0.4	25.5	26.0	0.4	26.4
Return on plan assets, excluding amounts
included in interest income	6.1	—	6.1	14.3	(0.1)	14.2
Employer contributions	22.3	—	22.3	1.8	—	1.8
Employee contributions	8.3	—	8.3	12.9	—	12.9
Pension benefits paid	(10.9)	(0.4)	(11.3)	(12.3)	(0.3)	(12.6)
Settlements	—	—	—	1.4	—	1.4
Administrative costs	(0.9)	—	(0.9)	(0.8)	—	(0.8)
Foreign currency exchange differences	—	(0.1)	(0.1)	—	0.6	0.6
Fair value of plan assets, end of year	$628.3	$7.5	$635.8	$578.3	$7.6	$585.9
During the year ended March 31, 2025, an actuarial funding valuation report was completed by an independent actuary for a funded defined benefit pension plan in Canada. As the plan funding had reached the limit prescribed by the Canadian Income Tax Act, the Company was prohibited from making employer contributions to the plan from January 1, 2024 to December 31, 2024.

CAE Financial Report 2026 | 97

Notes to the Consolidated Financial Statements
Changes in unfunded defined benefit pension obligations are as follows:

			2026			2025
Canadian		Foreign	Total	Canadian	Foreign	Total
Pension obligations, beginning of year	$97.4	$11.8	$109.2	$86.2	$12.5	$98.7
Current service cost	3.1	0.4	3.5	4.1	0.7	4.8
Interest cost	4.0	0.3	4.3	4.0	0.4	4.4
Past service cost	—	0.8	0.8	3.6	(1.2)	2.4
Actuarial (gain) loss arising from:
Experience adjustments	(2.5)	—	(2.5)	(0.2)	(1.0)	(1.2)
Economic assumptions	(4.7)	(0.6)	(5.3)	2.8	0.3	3.1
Pension benefits paid	(3.3)	(0.8)	(4.1)	(3.1)	(0.7)	(3.8)
Foreign currency exchange differences	—	0.2	0.2	—	0.8	0.8
Pension obligations, end of year	$94.0	$12.1	$106.1	$97.4	$11.8	$109.2

Net pension cost is as follows:

			2026			2025
Canadian		Foreign	Total	Canadian	Foreign	Total
Funded plans
Current service cost	$34.5	$—	$34.5	$32.9	$—	$32.9
Interest cost	25.7	0.3	26.0	22.4	0.3	22.7
Interest income	(25.1)	(0.4)	(25.5)	(26.0)	(0.4)	(26.4)
Settlement gain	—	—	—	(1.4)	—	(1.4)
Administrative cost	0.9	—	0.9	0.8	—	0.8
Net pension cost of funded plans	$36.0	$(0.1)	$35.9	$28.7	$(0.1)	$28.6
Unfunded plans
Current service cost	$3.1	$0.4	$3.5	$4.1	$0.7	$4.8
Interest cost	4.0	0.3	4.3	4.0	0.4	4.4
Past service cost	—	0.8	0.8	3.6	(1.2)	2.4
Net pension cost of unfunded plans	$7.1	$1.5	$8.6	$11.7	$(0.1)	$11.6
Total net pension cost	$43.1	$1.4	$44.5	$40.4	$(0.2)	$40.2

During the year ended March 31, 2026, pension costs of $23.0 million (2025 – $21.7 million) have been recorded in cost of sales, $4.8 million (2025 – $5.1 million) in research and development expenses, $9.6 million (2025 – $10.3 million) in selling, general and administrative expenses, nil (2025 – gain of $0.4 million) in restructuring, integration and acquisition costs, $4.8 million (2025 ‑ $0.7 million) in finance expense and $2.3 million (2025 – $2.8 million) were capitalized.

98 | CAE Financial Report 2026

Notes to the Consolidated Financial Statements
Fair value of the plan assets, by major categories, are as follows:

(amounts in millions)			2026			2025
	Quoted	Unquoted	Total	Quoted	Unquoted	Total
Canadian plans
Equity funds
Canadian	$—	$52.6	$52.6	$—	$43.5	$43.5
Foreign	—	186.9	186.9	—	157.8	157.8
Bond funds
Government	—	152.1	152.1	—	135.3	135.3
Corporate	—	62.8	62.8	—	63.4	63.4
Private and property investments	—	147.8	147.8	—	151.6	151.6
Cash and cash equivalents	—	7.2	7.2	—	14.6	14.6
Other	—	18.9	18.9	—	12.1	12.1
Total Canadian plans	$—	$628.3	$628.3	$—	$578.3	$578.3
Foreign plans
Equity instruments	$0.4	$—	$0.4	$0.4	$—	$0.4
Debt instruments
Corporate	6.8	—	6.8	6.9	—	6.9
Other	—	0.3	0.3	—	0.3	0.3
Total Foreign plans	$7.2	$0.3	$7.5	$7.3	$0.3	$7.6
Total plans	$7.2	$628.6	$635.8	$7.3	$578.6	$585.9

As at March 31, 2026 and March 31, 2025, there were no common shares of the Company in the pension plan assets.

Significant assumptions (weighted average) used are as follows:

		Canadian		Foreign
	2026	2025	2026	2025
Pension obligations as at March 31:
Discount rate	5.19%	4.71%	4.57%	4.25%
Compensation rate increases	3.50%	3.67%	2.54%	2.48%
Net pension cost for years ended March 31:
Discount rate	4.71%	5.00%	4.25%	4.43%
Compensation rate increases	3.67%	3.69%	2.48%	2.68%

Assumptions regarding future mortality are based on actuarial advice in accordance with published statistics and mortality tables and experience in each territory. The mortality tables and the average life expectancy in years for a member age 45 and 65 are as follows:

As at March 31, 2026		Life expectancy over 65 for a member
(in years)			Male		Female
Country	Mortality table	at age 45	at age 65	at age 45	at age 65
Canada	CPM private tables	23.9	22.5	26.4	25.1
Germany	Heubeck RT2018G	23.9	21.2	26.7	24.5
United Kingdom	S4PFA M CMI 2024	22.9	21.6	25.0	23.5
United States	CPM private tables	25.1	23.7	26.6	25.3

As at March 31, 2025		Life expectancy over 65 for a member
(in years)			Male		Female
Country	Mortality table	at age 45	at age 65	at age 45	at age 65
Canada	CPM private tables	23.9	22.5	26.3	25.0
Germany	Heubeck RT2018G	23.8	21.0	26.6	24.4
United Kingdom	S3PFA M CMI 2023	22.6	21.2	24.9	23.4
United States	CPM private tables	25.1	23.7	26.5	25.2

As at March 31, 2026, the weighted average duration of the defined benefit obligation is 18.2 years.

CAE Financial Report 2026 | 99

Notes to the Consolidated Financial Statements
The impact on the defined benefit obligation as a result of a 0.25% change in the significant assumptions as at March 31, 2026 are as follows:

		Funded plans	Unfunded plans
Canadian		Foreign	Canadian	Foreign	Total
Discount rate:
Increase	$(25.6)	$(0.1)	$(2.6)	$(0.3)	$(28.6)
Decrease	27.6	0.1	2.7	0.4	30.8
Compensation rate:
Increase	10.9	—	0.4	—	11.3
Decrease	(10.4)	—	(0.4)	—	(10.8)

Through its defined benefit plans, the Company is exposed to a number of risks, the most significant being the exposure to asset volatility, to changes in bond yields and to changes in life expectancy. The plan liabilities are calculated using a discount rate set with reference to corporate bond yields, if plan assets underperform against this yield, this will create a deficit. A decrease in corporate bond yields will increase plan liabilities, although this will be partially offset by an increase in the value of the plans’ bond holdings. The plans’ obligations are to provide benefits for the duration of the life of its members, therefore, increases in life expectancy will result in an increase in the plans’ liabilities.

Contributions reflect actuarial assumptions of future investment returns, salary projections and future service benefits. The expected employer contributions and expected benefits paid for the next fiscal year are as follows:

	Canadian	Foreign	Total
Expected employer contributions in funded plans	$24.2	$—	$24.2
Expected benefits paid in unfunded plans	3.3	0.8	4.1

NOTE 22 – OTHER NON-CURRENT LIABILITIES

	2026	2025
Contract liabilities (Note 11)	$144.0	$126.8
Share-based payments liabilities (Note 25)	22.0	40.3
Royalty obligations	54.5	66.1
Other	25.5	35.2
	$246.0	$268.4

NOTE 23 – SUPPLEMENTARY CASH FLOWS INFORMATION
Changes in non-cash working capital are as follows:

	2026	2025
Accounts receivable	$(4.0)	$76.4
Contract assets	4.5	77.1
Inventories	135.8	(11.0)
Prepayments	(7.4)	(10.2)
Income taxes	(16.2)	(53.8)
Accounts payable and accrued liabilities	(258.1)	54.1
Provisions	4.5	(9.7)
Contract liabilities	103.2	74.2
	$(37.7)	$197.1

Supplemental information:

	2026	2025
Interest paid	$188.7	$201.7
Interest received	18.5	20.9
Income taxes paid	49.9	101.4

100 | CAE Financial Report 2026

Notes to the Consolidated Financial Statements
NOTE 24 – ACCUMULATED OTHER COMPREHENSIVE INCOME

	Foreign currency
	exchange differences				Net changes in
	on translation of		Net changes in		financial assets
	foreign operations		cash flow hedges		carried at FVOCI			Total
	2026	2025	2026	2025	2026	2025	2026	2025
Balances, beginning of year	$417.7	$174.5	$(34.6)	$(19.2)	$(1.3)	$(1.3)	$381.8	$154.0
Other comprehensive (loss) income	(45.0)	243.2	10.4	(15.4)	—	—	(34.6)	227.8
Balances, end of year	$372.7	$417.7	$(24.2)	$(34.6)	$(1.3)	$(1.3)	$347.2	$381.8

NOTE 25 – SHARE-BASED PAYMENTS
The Company’s share-based payment plans consist of two categories: equity-settled share-based payment plans comprised of the stock option plan, a RSU plan and a PSU plan; and cash-settled share-based payments plans that include the stock purchase plan, deferred share units (DSU) plans, a RSU plan and a PSU plan.

Share-based payments expense are as follows:

	2026	2025
Equity-settled plans
Stock option plan	$6.2	$5.9
RSU plan	12.0	6.6
PSU plan	18.7	12.7
Cash-settled plans
Stock purchase plan	17.6	16.2
DSU plans	8.9	14.9
RSU plan	0.1	1.9
PSU plan	0.4	3.3
Total share-based payments expense	$63.9	$61.5
Impact of equity swap agreements (Note 31)	(3.1)	(14.6)
Amount capitalized	(0.8)	(1.0)
Share-based payments expense, net of equity swap (Note 26)	$60.0	$45.9

Carrying amount of share-based payments liabilities are as follows:

	2026	2025
Cash-settled plans
DSU plans	$33.3	$48.7
RSU plan	—	6.5
PSU plan	—	10.4
Total carrying amount of share-based payments liabilities	$33.3	$65.6
Current portion	11.3	25.3
Non-current portion (Note 22)	$22.0	$40.3

Stock option plan
Stock options to purchase common shares of the Company are granted to certain employees, officers and executives of the Company. The stock option exercise price is equal to the common shares weighted average price on the TSX of the five days of trading prior to the grant date. Stock options vest over four years of continuous employment from the grant date. The stock options must be exercised within a seven-year period, but are not exercisable during the first year after the grant date.

CAE Financial Report 2026 | 101

Notes to the Consolidated Financial Statements
Changes in outstanding stock options are as follows:

		2026		2025
		Weighted		Weighted
	Number of	average exercise	Number of	average exercise
stock options		price	stock options	price
Stock options outstanding, beginning of year	3,984,148	$28.52	6,459,922	$27.19
Granted	625,105	35.33	779,288	25.45
Exercised	(1,657,429)	27.94	(2,763,675)	24.29
Forfeited	(99,261)	29.93	(491,387)	29.96
Expired	(3,650)	27.14	—	—
Stock options outstanding, end of year	2,848,913	$30.31	3,984,148	$28.52
Stock options exercisable, end of year	1,406,633	$29.83	2,525,692	$28.44

During the year ended March 31, 2026, the weighted average market share price for stock options exercised was $39.58 (2025 ⁃ $30.57).

As at March 31, 2026, summarized information about the stock options issued and outstanding is as follows:

		Options Outstanding		Options Exercisable
		Weighted
	Number of	average remaining	Weighted	Number of	Weighted
Range of	stock options	contractual life	average exercise	stock options	average exercise
exercise prices	outstanding	(years)	price	exercisable	price
$20.57 to $26.78	937,639	3.68	$23.61	470,985	$21.81
$26.83 to $30.13	453,948	4.20	28.66	191,103	28.65
$33.47 to $38.01	1,457,326	3.83	35.13	744,545	35.20
Total	2,848,913	3.84	$30.31	1,406,633	$29.83

During the year ended March 31, 2026, the weighted average fair value of stock options granted was $13.71 (2025 – $9.58).

The assumptions used in the calculation of the fair value of the stock options on the grant date using the Black-Scholes option pricing model are as follows:

	2026	2025
Common share price	$35.33	$25.45
Exercise price	$35.33	$25.45
Dividend yield	—%	0.58%
Expected volatility	39.27%	39.32%
Risk-free interest rate	2.94%	3.53%
Expected stock option life	5 years	5 years

Expected volatility is estimated by considering historical average common share price volatility over the expected life of the stock options.

Equity-settled restricted share unit (RSU) plan
RSUs are granted to certain employees, officers and executives of the Company. RSUs are settled in shares, either issued from treasury or purchased on the open market, in cash or in a combination thereof, at the discretion of the Company. Restriction criteria include continuing employment for a period of up to three years. RSUs are settled three years after the grant date.

Changes in outstanding equity-settled RSUs are as follows:

	2026	2025
Equity-settled RSUs outstanding, beginning of year	574,726	292,634
Granted	599,684	393,805
Cancelled	(46,991)	(94,872)
Settled in shares	(1,702)	(15,370)
Settled in cash	(5,856)	(1,471)
Equity-settled RSUs outstanding, end of year	1,119,861	574,726
Equity-settled RSUs vested, end of year	760,647	404,144

102 | CAE Financial Report 2026

Notes to the Consolidated Financial Statements
Equity-settled performance share unit (PSU) plan
PSUs are granted to certain employees, officers and executives of the Company. PSUs are settled in shares, either issued from treasury or purchased on the open market, in cash or in a combination thereof, at the discretion of the Company. The target rate of granted units is multiplied by a factor which ranges from 0% to 200% based on the attainment of performance criteria set out pursuant to the plan, if restriction criteria are met. Restriction criteria include continuing employment for a period of up to three years. PSUs are settled three years after the grant date.

Changes in outstanding equity-settled PSUs are as follows:

	2026	2025
Equity-settled PSUs outstanding, beginning of year	1,409,472	780,786
Granted	1,021,502	903,341
Cancelled	(110,706)	(242,151)
Settled in shares	(1,248)	(30,060)
Settled in cash	(3,434)	(2,444)
Equity-settled PSUs outstanding, end of year	2,315,586	1,409,472
Equity-settled PSUs vested, end of year	1,600,821	1,037,878

Cash-settled stock purchase plan
Employees of the Company and its participating subsidiaries can acquire common shares through regular payroll deductions. The Company contributes $1 for every $2 of employee contributions, up to a maximum of 3% of the employee’s base salary. The employee and Company’s contributions are remitted to an independent plan administrator who purchases common shares on the market on behalf of the employee.

Cash-settled deferred share unit (DSU) plans
Non-employee directors holding less than the minimum required holdings of common shares of the Company receive their Board retainer compensation in the form of deferred share units (DSUs). A non-employee director holding no less than the minimum required holdings of common shares may also elect to participate in the DSU plan in respect of part or all of his or her retainer. Such retainer amount is converted to DSUs based on the common shares price on the TSX on the date such retainer becomes payable to the non‑employee director.

Certain executives can elect to defer a portion or entire short-term incentive payment to the DSU plan on an annual basis. Such deferred short-term incentive amount is converted to DSUs based on the common shares weighted average price on the TSX of the five days of trading prior to the date such incentive becomes payable to the executives.

DSUs entitle the holders to receive a cash payment equal to the common shares closing price on the TSX on the payment date, or, in certain cases, the weighted average price of the five days prior to the payment date. Holders are also entitled to dividend equivalents payable in additional DSUs in an amount equal to the dividends paid on the common shares from the date of issuance to the payment date.

DSUs vest immediately and are paid upon any termination of employment or when a non-employee director ceases to act as a director.

Changes in outstanding DSUs are as follows:

	2026	2025
DSUs outstanding, beginning of year	1,377,311	1,487,414
Granted	143,539	139,677
Redeemed	(599,613)	(249,780)
DSUs vested and outstanding, end of year	921,237	1,377,311

As at March 31, 2026, vested and outstanding DSUs includes 417,745 DSUs (2025 – 742,157) granted to certain employees, officers and executives of the Company under previous plans, which are paid upon any termination of employment of the holder. Under the previous plans, holders are also entitled to dividend equivalents payable in additional DSUs in an amount equal to the dividends paid on the common shares from the date of issuance to the payment date.

Cash-settled restricted share unit (RSU) plan
Restricted share units (RSUs) are granted to certain employees, officers and executives of the Company. RSUs entitle the holders to receive a cash payment based on the average closing price on the TSX for the 20 trading days preceding the vesting date, if restriction criteria are met. Restriction criteria include continuing employment for a period of up to three years. RSUs are paid three years after the grant date. Following the adoption of the Omnibus Incentive Plan in fiscal 2024, no new awards will be granted under this plan.

CAE Financial Report 2026 | 103

Notes to the Consolidated Financial Statements
Changes in outstanding cash-settled RSUs are as follows:

	2026	2025
Cash-settled RSUs outstanding, beginning of year	193,139	404,037
Cancelled	(5,320)	(43,833)
Redeemed	(187,819)	(167,065)
Cash-settled RSUs outstanding, end of year	—	193,139
Cash-settled RSUs vested, end of year	—	184,725

Cash-settled performance share unit (PSU) plan
Performance share units (PSUs) are granted to certain employees, officers and executives of the Company. PSUs entitle the holders to receive a cash payment equal to the average closing price on the TSX of the common shares for the 20 trading days preceding the vesting date multiplied by a factor which ranges from 0% to 200% based on the attainment of performance criteria set out pursuant to the plan, if restriction criteria are met. Restriction criteria include continuing employment for a period of up to three years. PSUs are paid three years after the grant date. Following the adoption of the Omnibus Incentive Plan in fiscal 2024, no new awards will be granted under this plan.

Changes in outstanding cash-settled PSUs are as follows:

	2026	2025
Cash-settled PSUs outstanding, beginning of year	491,896	912,281
Cancelled	(184,028)	(283,840)
Redeemed	(307,868)	(136,545)
Cash-settled PSUs outstanding, end of year	—	491,896
Cash-settled PSUs vested, end of year	—	467,991

NOTE 26 – EMPLOYEE COMPENSATION
Total employee compensation expense recognized in income is as follows:

(amounts in millions)	2026	2025
Salaries and other short-term employee benefits	$1,724.7	$1,697.0
Share-based payments expense, net of equity swap (Note 25)	60.0	45.9
Post-employment benefits – defined benefit plans (Note 21)	42.2	37.4
Post-employment benefits – defined contribution plans	42.6	39.8
Termination benefits	13.7	35.0
Total employee compensation	$1,883.2	$1,855.1

NOTE 27 – GOVERNMENT PARTICIPATION
Government contributions were recognized as follows:

	2026	2025
Credited to non-financial assets	$6.5	$21.4
Credited to income	11.5	34.3
	$18.0	$55.7

104 | CAE Financial Report 2026

Notes to the Consolidated Financial Statements
NOTE 28 – CONTINGENCIES AND COMMITMENTS
Contingencies
From time to time, the Company is involved in legal proceedings, audits, litigations and claims arising in the ordinary course of its business. The Company operates in a highly regulated environment across many jurisdictions and is subject to, without limitation, laws and regulations relating to import-export controls, trade sanctions, anti-corruption, national security and aviation safety of each country. In addition, contracts with government agencies are subject to procurement regulations and other specific legal requirements. The Company is also required to comply with tax laws and regulations of any country in which it operates.

The Company is subject to investigations and audits from various government and regulatory agencies. In addition, the Company may identify, investigate, remediate and voluntarily disclose potential non-compliance with those laws and regulations. As a result, the Company can be subject to potential liabilities associated with those matters. Although it is possible that liabilities may be incurred in instances for which no accruals have been made, the Company does not believe that the ultimate outcome of these matters will have a material impact on its consolidated financial statements.

Dispute relating to final price adjustments for the sale of CAE’s Healthcare business
During the fourth quarter of fiscal 2024, the Company closed the sale of its Healthcare business to Madison Industries. The total consideration is subject to post-closing price adjustments, including on account of working capital. At the time of issuance of the consolidated financial statements, the Company is still engaged in a dispute with Madison Industries, which initially claimed up to approximately $60 million in final price adjustments. To date, no price adjustment has been agreed to or awarded in favour of the purchaser, and a limited number of items remain in dispute, representing an amount of approximately $15 million. Price adjustments in favour of the purchaser, if any, are not expected to exceed this amount and are not expected to exceed the amounts still outstanding and receivable from the purchaser.

Given the uncertainty regarding whether any amount will ultimately be payable in connection with the dispute, and as we continue to believe that there are strong grounds for defence and are vigorously defending our position, no amount has been recognized in the Company's financial statements for any potential losses arising from this dispute as at March 31, 2026.

Class action proceeding
On July 16, 2024, the Company was served with an Application for authorization to bring an action pursuant to Section 225.4 of the Securities Act (Québec) and application for authorization to institute a class action before the Superior Court of Québec in the district of Montréal against the Company and certain of the Company’s officers. The class action, if authorized, would be brought on behalf of purchasers of the Company's common shares and is based upon allegations that the defendants made false and/or misleading statements to the public and seeks unspecified damages.

The class action requires authorization from the Court before it can move forward. Until it is authorized, there are no monetary claims pending against the defendants in the context of this Court proceeding. The defendants have strong legal defences to this Court proceeding and intend to defend the case vigorously. While the proceeding remains in preliminary stages and it is not possible to predict the final outcome or the timing of this Court proceeding, the Company has ascertained that substantially all of any amount payable under the proceeding would be insurable and any uninsured amounts payable by the Company have been adequately provisioned in the Company’s financial statements.

Commitments
Contractual purchase commitments that are not recognized as liabilities are as follows:

	2026	2025
Less than 1 year	$320.9	$411.8
Between 1 and 5 years	294.0	262.1
Later than 5 years	63.7	23.6
Total contractual purchase commitments	$678.6	$697.5

CAE Financial Report 2026 | 105

Notes to the Consolidated Financial Statements
NOTE 29 – FAIR VALUE OF FINANCIAL INSTRUMENTS
The fair value of a financial instrument is determined by reference to the available market information at the reporting date. When no active market exists for a financial instrument, the Company determines the fair value of that instrument based on valuation methodologies as discussed below. In determining assumptions required under a valuation model, the Company primarily uses external, readily observable market data inputs. Assumptions or inputs that are not based on observable market data incorporate the Company’s best estimates of market participant assumptions. Counterparty credit risk and the Company’s own credit risk are taken into account in estimating the fair value of financial assets and financial liabilities.

The following assumptions and valuation methodologies have been used to measure the fair value of financial instruments:
(i)The fair value of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate their carrying values due to their short-term maturities;
(ii)The fair value of derivative instruments, which include forward contracts and swap agreements, is calculated as the present value of the estimated future cash flows using assumptions based on market conditions prevailing at each reporting date. The fair value of derivative instruments reflects the estimated amounts that the Company would receive or pay to settle the contracts at the reporting date;
(iii)The fair value of the equity investments, which does not have a readily available market value, is estimated using a discounted cash flow model, which includes some assumptions that are not based on observable market prices or rates;
(iv)The fair value of non-current receivables is estimated based on discounted cash flows using current interest rates for instruments with similar risks and remaining maturities;
(v)The fair value of long-term debts, royalties obligations and other non-current liabilities are estimated based on discounted cash flows using current interest rates for instruments with similar risks and remaining maturities.

Fair value hierarchy
The fair value hierarchy reflects the significance of the inputs used in making the measurements and has the following levels:

Level 1:   Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2:  Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (i.e. as prices in markets that are not active) or indirectly (i.e. quoted prices for similar assets or liabilities);

Level 3:   Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Each type of fair value is categorized based on the lowest level input that is significant to the fair value measurement in its entirety.

106 | CAE Financial Report 2026

Notes to the Consolidated Financial Statements
The carrying values and fair values of financial instruments, by category, are as follows:

			2026		2025
	Level	Carrying value	Fair value	Carrying value	Fair value
		Total	Total	Total	Total
Financial assets (liabilities) measured at FVTPL
Cash and cash equivalents	Level 1	$552.4	$552.4	$293.7	$293.7
Equity swap agreements	Level 2	1.0	1.0	13.0	13.0
Forward foreign currency contracts	Level 2	(6.5)	(6.5)	(6.4)	(6.4)
Derivatives assets (liabilities) designated in a hedge relationship
Foreign currency and interest rate swap agreements	Level 2	(10.0)	(10.0)	(14.4)	(14.4)
Forward foreign currency contracts	Level 2	(13.3)	(13.3)	(31.9)	(31.9)
Financial assets (liabilities) measured at amortized cost
Accounts receivable(1)	Level 2	579.2	579.2	567.7	567.7
Investment in finance leases	Level 2	149.9	145.1	142.0	135.8
Other non-current assets(2)	Level 2	76.2	76.2	79.5	79.5
Accounts payable and accrued liabilities(3)	Level 2	(699.9)	(699.9)	(914.4)	(914.4)
Total long-term debt(4)	Level 2	(2,477.1)	(2,488.3)	(2,684.7)	(2,700.6)
Other non-current liabilities(5)	Level 2	(72.6)	(65.3)	(91.4)	(84.8)
Financial assets measured at FVOCI
Equity investments	Level 3	1.4	1.4	1.4	1.4
		$(1,919.3)	$(1,928.0)	$(2,645.9)	$(2,661.4)
(1) Includes trade receivables, accrued receivables and certain other receivables.
(2) Includes non-current receivables and certain other non-current assets.
(3) Includes trade accounts payable, accrued liabilities, interest payable and current royalty obligations.
(4) Excludes lease liabilities. The carrying value of long-term debt excludes transaction costs.
(5) Includes non-current royalty obligations and other non-current liabilities.

During the year ended March 31, 2026, there were no significant changes in level 3 financial instruments.

NOTE 30 – CAPITAL RISK MANAGEMENT
The Company’s capital allocation priorities are focused on:
(i)     Organic investments for sustainable and accretive growth;
(ii)    Maintaining a strong balance sheet for optimal resiliency and financial flexibility;
(iii)   Balancing returns to shareholders with leverage targets and growth investment opportunities.

The Company manages its capital structure and makes corresponding adjustments based on changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to shareholders, issue new shares or debt, use cash to reduce debt or repurchase shares.

To accomplish its objectives stated above, the Company monitors its capital on the basis of the net debt to capital. This ratio is calculated as net debt divided by the sum of total equity plus net debt. Net debt is calculated as total long-term debt, including the current portion of long-term debt less cash and cash equivalents. Total equity comprises share capital, contributed surplus, accumulated other comprehensive income, retained earnings and non-controlling interests.

The level of debt versus equity in the capital structure is monitored, and the ratios are as follows:

		2026	2025
Total long-term debt (Note 20)		$3,234.2	$3,470.4
Less: cash and cash equivalents		(552.4)	(293.7)
Net debt		$2,681.8	$3,176.7
Equity		5,388.1	4,976.0
Total net debt plus equity		$8,069.9	$8,152.7
Net debt-to-capital	%	33.2%	39.0

CAE Financial Report 2026 | 107

Notes to the Consolidated Financial Statements
NOTE 31 – FINANCIAL RISK MANAGEMENT
Due to the nature of the activities that the Company carries out and as a result of holding financial instruments, the Company is exposed to credit risk, liquidity risk and market risk, including foreign currency risk and interest rate risk. The Company’s exposure to credit risk, liquidity risk and market risk is managed within risk management parameters documented in corporate policies. These risk management parameters remain unchanged since the previous period, unless otherwise indicated.

Credit risk
Credit risk is defined as the Company’s exposure to a financial loss if a debtor fails to meet its obligations in accordance with the terms and conditions of its arrangements with the Company. The Company is exposed to credit risk on its accounts receivable and certain other assets through its normal commercial activities. The Company is also exposed to credit risk through its normal treasury activities on its cash and cash equivalents and derivative financial assets. Credit risks arising from the Company’s normal commercial activities are managed with regards to customer credit risk.

The Company’s customers are mainly established companies, some of which have publicly available credit ratings, as well as government agencies, which facilitates risk assessment and monitoring. In addition, the Company typically receives substantial non‑refundable advance payments for contracts with customers. The Company closely monitors its exposure to major airline companies in order to mitigate its risk to the extent possible. Furthermore, the Company’s trade receivables are held with a wide range of commercial and government organizations and agencies. As well, the Company’s credit exposure is further reduced by the sale of certain of its accounts receivable to third-party financial institutions for cash consideration on a limited recourse basis (receivable purchase facility). The Company does not hold any collateral as security. The credit risk on cash and cash equivalents is mitigated by the fact that they are mainly in place with a diverse group of major North American and European financial institutions.

The Company is exposed to credit risk in the event of non-performance by counterparties to its derivative financial instruments. The Company uses several measures to minimize this exposure. First, the Company enters into contracts with counterparties that are of high credit quality. The Company signed International Swaps & Derivatives Association, Inc. (ISDA) Master Agreements with all the counterparties with whom it trades derivative financial instruments. These agreements make it possible to offset when a contracting party defaults on the agreement, for each of the transactions covered by the agreement and in force at the time of default. Also, collateral or other security to support derivative financial instruments subject to credit risk can be requested by the Company or its counterparties (or both parties, if need be) when the net balance of gains and losses on each transaction exceeds a threshold defined in the ISDA Master Agreement. Finally, the Company monitors the credit standing of counterparties on a regular basis to help minimize credit risk exposure.

The carrying amounts presented in Note 10 and Note 29 represent the maximum exposure to credit risk for each respective financial asset as at the relevant dates.

Exposure to credit risk and credit loss allowances for accounts receivable and contract assets by segment are as follows:

As at March 31, 2026	Civil Aviation	Defense and Security	Amounts not allocated to a segment	Total
Gross accounts receivable	$350.0	$254.3	$42.4	$646.7
Gross contract assets	157.8	364.7	—	522.6
Total	$507.8	$619.0	$42.4	$1,169.3
Credit loss allowances	$(21.9)	$(0.5)	$—	$(22.4)
As a %	4.3%	0.1%	—%	1.9%

As at March 31, 2025	Civil Aviation	Defense and Security	Amounts not allocated to a segment	Total
Gross accounts receivable	$384.8	$211.8	$36.7	$633.3
Gross contract assets	163.2	357.8	—	521.0
Total	$548.0	$569.6	$36.7	$1,154.3
Credit loss allowances	$(19.3)	$(2.0)	$—	$(21.3)
As a %	3.5%	0.4%	—%	1.8%

Client concentration risk
For the year ended March 31, 2026, contracts with the U.S. federal government and its various agencies included in the Defense and Security segment accounted for 21% (2025 – 21%) of consolidated revenue.

108 | CAE Financial Report 2026

Notes to the Consolidated Financial Statements
Liquidity risk
Liquidity risk is defined as the potential risk that the Company cannot meet its cash obligations as they become due. The Company manages this risk by establishing cash forecasts, as well as long-term operating and strategic plans. The management of consolidated liquidity requires a regular monitoring of expected cash inflows and outflows which is achieved through a forecast of the Company’s consolidated liquidity position, for efficient use of cash resources. Liquidity adequacy is assessed in view of seasonal needs, stress-test results, growth requirements and capital expenditures, and the maturity profile of indebtedness, including availability of credit facilities, working capital requirements, compliance with financial covenants and the funding of financial commitments. The Company manages its liquidity risk to maintain sufficient liquid financial resources to fund its operations and meet its commitments and obligations. The Company also regularly monitors any financing opportunities to optimize its capital structure and maintain appropriate financial flexibility.

In managing its liquidity risk, the Company has access to a committed unsecured revolving credit facility of US$1.0 billion (2025 ‑ US$1.0 billion). As well, the Company has agreements to sell interests in certain of its accounts receivable (receivable purchase facility) for an amount of up to US$400.0 million (2025 – US$400.0 million). As at March 31, 2026, the carrying amount of the original accounts receivable sold to a financial institution pursuant to the receivable purchase facility totaled $399.1 million (2025 ‑ $453.6 million) of which $51.7 million (2025 – $39.9 million), corresponding to the extent of the Company’s continuing involvement, remains in accounts receivable with a corresponding liability included in accounts payable and accrued liabilities.

The Company has established supplier finance arrangements offered by some of its subsidiaries to certain key suppliers. Under these arrangements, the Company has the ability to submit supplier invoices, at its own discretion, to its financial institution who pays the supplier and allows the Company to extend its payment terms by 55 to 85 days. The Company pays the invoice amount and a service fee to the financial institution in accordance with the extended due dates. As at March 31, 2026, the carrying amount of accounts payable trade for this arrangement totalled nil (2025 – $73.3 million).

The following tables present a maturity analysis based on the contractual maturity date of the Company’s financial liabilities based on expected cash flows. Cash flows from derivatives presented either as derivative assets or liabilities have been included, as the Company manages its derivative contracts on a gross basis. The amounts are the contractual undiscounted cash flows. All amounts contractually denominated in foreign currency are presented in Canadian dollar equivalent amounts using the period-end spot rate except as otherwise stated:

				Between	Between	Between	Between
	Carrying	Contractual	Less than	1 and	2 and	3 and	4 and	More than
As at March 31, 2026	amount	cash flows	1 year	2 years	3 years	4 years	5 years	5 years
Non-derivative financial liabilities
Accounts payable and accrued liabilities (1)	$699.9	$699.9	$699.9	$—	$—	$—	$—	$—
Total long-term debt (2)
Long-term debt (other than lease liabilities)	2,472.0	2,472.0	183.9	476.3	653.0	123.2	235.8	799.8
Interest and accretion	—	602.1	86.7	72.2	49.6	35.3	49.3	309.0
Lease liabilities	762.2	1,173.7	112.3	103.2	113.4	82.0	110.9	651.9
Other non-current liabilities (3)	72.6	122.1	—	24.1	27.8	22.2	21.9	26.1
	$4,006.7	$5,069.8	$1,082.8	$675.8	$843.8	$262.7	$417.9	$1,786.8
Net derivative financial liabilities (assets)
Forward foreign currency contracts (4)	$19.8
Outflow		$2,402.8	$2,084.5	$307.6	$10.7	$—	$—	$—
Inflow		(2,372.2)	(2,062.7)	(298.9)	(10.6)	—	—	—
Foreign currency and
interest rate swap agreements	10.0	20.2	1.0	1.2	18.0	—	—	—
Equity swap agreements	(1.0)	(1.0)	(1.0)	—	—	—	—	—
	$28.8	$49.8	$21.8	$9.9	$18.1	$—	$—	$—
	$4,035.5	$5,119.6	$1,104.6	$685.7	$861.9	$262.7	$417.9	$1,786.8

CAE Financial Report 2026 | 109

Notes to the Consolidated Financial Statements

				Between	Between	Between	Between
	Carrying	Contractual	Less than	1 and	2 and	3 and	4 and	More than
As at March 31, 2025	amount	cash flows	1 year	2 years	3 years	4 years	5 years	5 years
Non-derivative financial liabilities
Accounts payable and accrued liabilities (1)	$914.4	$914.4	$914.4	$—	$—	$—	$—	$—
Total long-term debt (2)
Long-term debt (other than lease liabilities)	2,678.3	2,678.3	277.9	469.3	140.6	654.5	121.7	1,014.3
Interest and accretion	—	686.2	93.2	74.6	67.5	50.0	34.7	366.2
Lease liabilities	792.1	1,237.2	170.7	98.9	90.3	101.8	69.9	705.6
Other non-current liabilities (3)	91.4	155.2	—	25.0	31.4	28.1	23.9	46.8
	$4,476.2	$5,671.3	$1,456.2	$667.8	$329.8	$834.4	$250.2	$2,132.9
Net derivative financial liabilities (assets)
Forward foreign currency contracts (4)	$38.3
Outflow		$2,829.3	$2,481.4	$305.6	$39.4	$2.9	$—	$—
Inflow		(2,780.2)	(2,443.3)	(295.4)	(38.5)	(3.0)	—	—
Foreign currency and
interest rate swap agreements	14.4	36.2	1.0	1.7	1.9	31.6	—	—
Equity swap agreements	(13.0)	(13.0)	(13.0)	—	—	—	—	—
	$39.7	$72.3	$26.1	$11.9	$2.8	$31.5	$—	$—
	$4,515.9	$5,743.6	$1,482.3	$679.7	$332.6	$865.9	$250.2	$2,132.9
(1) Includes trade accounts payable, accrued liabilities, interest payable, current portion of royalty obligations and certain payroll-related liabilities.
(2) Contractual cash flows include contractual interest and principal payments related to debt obligations. Contractual interests on debt obligations with variable interest rate are presented using the period-end rate.
(3) Includes non-current royalty obligations and other non-current liabilities.
(4) Outflows and inflows are presented in Canadian dollar equivalent using the contractual forward foreign currency rate.

The Company is party to an agreement that includes a put option, that if exercised, requires CAE to purchase the remaining equity interest in a joint venture. Under the terms of the agreement, the counterparty has the option to sell its shares in the joint venture at fair value. As at March 31, 2026, no value has been ascribed to the put option as the purchase price for the shares corresponds to their fair value.

Market risk
Market risk is defined as the Company’s exposure to a gain or a loss in the value of its financial instruments as a result of changes in market prices, whether those changes are caused by factors specific to the individual financial instruments or its issuer, or factors affecting all similar financial instruments traded in the market. The Company is mainly exposed to foreign currency risk and interest rate risk.

Derivative instruments are utilized by the Company to manage market risk against the volatility in foreign exchange rates, interest rates and share-based payments in order to minimize their impact on the Company’s results and financial position. The Company’s policy is not to utilize any derivative financial instruments for trading or speculative purposes.

Foreign currency risk
Foreign currency risk is defined as the Company’s exposure to a gain or a loss in the value of its financial instruments as a result of fluctuations in foreign exchange rates. The Company is exposed to foreign exchange rate variability primarily in relation to certain sale commitments, expected purchase transactions and debt denominated in a foreign currency, as well as on the net investment from its foreign operations which have functional currencies other than the Canadian dollar (in particular the U.S. dollar (USD) and Euro (€ or EUR). In addition, these operations have exposures to foreign exchange rates primarily through cash and cash equivalents and other working capital accounts denominated in currencies other than their functional currencies.

The Company mitigates foreign currency risks by having its foreign operations transact in their functional currency for material procurement, sale contracts and financing activities.

The Company uses forward foreign currency contracts and foreign currency swap agreements to manage the Company’s exposure from transactions in foreign currencies and to hedge its net investment in U.S. entities. These transactions include forecasted transactions and firm commitments denominated in foreign currencies.

110 | CAE Financial Report 2026

Notes to the Consolidated Financial Statements
The forward foreign currency contracts outstanding are as follows:

(amounts in millions, except average rate)			2026			2025
	Notional		Average	Notional		Average
Currencies (sold/bought)	amount	(1)	rate	amount	(1)	rate
USD/CDN
Less than 1 year	$1,003.6		0.73	$1,257.8		0.72
Between 1 and 3 years	259.7		0.74	250.8		0.73
Between 3 and 5 years	—		—	0.4		0.75
EUR/CDN
Less than 1 year	428.9		0.63	308.1		0.66
Between 1 and 3 years	55.1		0.64	60.7		0.66
Between 3 and 5 years	—		—	2.4		0.65
CDN/USD
Less than 1 year	231.5		1.38	489.6		1.42
Between 1 and 3 years	2.8		1.39	31.3		1.39
Between 3 and 5 years	—		—	0.2		1.37
Other currencies
Less than 1 year	420.6		n.a.	426.4		n.a.
Between 1 and 3 years	0.6		n.a.	1.6		n.a.
Total	$2,402.8			$2,829.3
(1) Exchange rates as at the end of the respective periods were used to translate amounts in foreign currencies.

As March 31, 2026, the Company uses fixed to fixed cross currency principal and interest rate swap agreements to effectively convert the $400.0 million unsecured senior notes into U.S. dollars. The Company has designated the swap agreements as a hedge of its net investments in U.S. entities against foreign currency fluctuations.

The Company’s foreign currency hedging programs are typically unaffected by changes in market conditions, as related derivative financial instruments are generally held until their maturity, consistent with the objective to fix currency rates on the hedged item.

Foreign currency risk sensitivity analysis
The sensitivity analysis on pre-tax net income presents the impact of foreign currency denominated financial instruments and adjusts their translation for a 5% strengthening in the relevant foreign currency as at the end of the respective periods. The sensitivity analysis on other comprehensive income (loss) presents the impact of a 5% strengthening in foreign currency rates on the fair value of foreign currency forward contracts designated as cash flow hedges as at the end of the respective periods. This analysis assumes all other variables remain constant.

	USD		EUR
	Net income	OCI	Net income	OCI
As at March 31, 2026	3.7	(16.6)	—	(6.2)
As at March 31, 2025	2.1	(10.5)	0.6	(1.1)

A weakening of 5% in the relevant foreign currency against the Canadian dollar would have an opposite impact on pre-tax net income and OCI.

Hedge of net investments in foreign operations
As at March 31, 2026, the Company has designated a portion of its unsecured senior notes, term loans, fixed to fixed cross currency principal and interest rate swap agreements and foreign currency contracts totaling US$1,430.0 million (2025 ‑ US$1,660.9 million) as a hedge of its net investments in U.S. entities. Gains or losses on the translation of the designated portion of these USD denominated long-term debts are recognized in OCI to offset any foreign exchange gains or losses on translation of the financial statements of those U.S. entities.

Interest rate risk
Interest rate risk is defined as the Company’s exposure to a gain or a loss to the value of its financial instruments as a result of fluctuations in interest rates. The Company bears some interest rate fluctuation risk on its floating rate long-term debt and some fair value risk on its fixed interest long-term debt. The Company mainly manages interest rate risk by fixing project-specific floating rate debt in order to reduce cash flow variability. The Company has floating rate debts through its revolving credit facility and other specific floating rate debts. A mix of fixed and floating interest rate debt is sought to reduce the net impact of fluctuating interest rates. Derivative financial instruments used to manage interest rate exposures are mainly interest rate swap agreements. As at March 31, 2026, 89% (2025 – 86%) of the long-term debt bears fixed interest rates.

The Company’s interest rate hedging programs are typically unaffected by changes in market conditions, as related derivative financial instruments are generally held until their maturity to establish asset and liability management matching, consistent with the objective to reduce risks arising from interest rate movements.

CAE Financial Report 2026 | 111

Notes to the Consolidated Financial Statements
Interest rate risk sensitivity analysis
During the year ended March 31, 2026, a 1% increase in interest rates would decrease net income by $4.8 million (2025 ‑ $5.2 million) and would not have a significant impact on OCI (2025 – not significant) assuming all other variables remained constant. A 1% decrease in interest rates would have an opposite impact on net income.

Hedge of share-based payments expense
The Company has entered into equity swap agreements with major Canadian financial institutions to reduce its exposure to fluctuations in its share price relating to the cash-settled share-based payments plans. Pursuant to the agreement, the Company receives the economic benefit of dividends and share price appreciation while providing payments to the financial institutions for the institution’s cost of funds and any share price depreciation. The net effect of the equity swap agreements partly offset movements in the Company’s share price impacting the cost of the cash-settled share-based payments plans. As at March 31, 2026, the equity swap agreements covered 900,000 common shares (2025 – 2,100,000) of the Company.

Letters of credit and guarantees
As at March 31, 2026, the Company had outstanding letters of credit and performance guarantees in the amount of $420.4 million (2025 – $406.2 million) issued in the normal course of business. These guarantees are issued under the revolving credit facility and bilateral facilities which are in most instances supported by the Performance Securities Guarantee (PSG).

The advance payment guarantees are related to progress/milestone payments made by the Company’s customers and are reduced or eliminated upon delivery of the product. The contract performance guarantees are linked to the completion of the intended product or service rendered by the Company and to the customer’s requirements. The customer releases the Company from these guarantees at the signing of a certificate of completion. The letter of credit for the lease obligation provides credit support for the benefit of the owner participant on a sale and leaseback transaction and varies according to the payment schedule of the lease agreement.

	2026	2025
Advance payments	$222.0	$207.2
Contract performance	100.2	110.7
Lease obligations	9.4	17.3
Financial obligations	88.8	69.5
Other	—	1.5
	$420.4	$406.2

Indemnifications
In certain transactions involving business dispositions or sales of assets, the Company may provide indemnification to the counterparties with respect to future claims for certain unknown liabilities that exist, or arise from events occurring, prior to the transaction date, including liabilities for taxes, legal matters, environmental exposures, product liability, and other obligations. The terms of the indemnifications vary in duration and scope. While some of the indemnifications specify a maximum potential exposure and/or a termination date, many do not.

The Company believes that, other than liabilities already accrued, the maximum potential future payments that it could be required to make under these indemnifications are not determinable at this time, as any future payments would be dependent on the type and extent of the related claims, and all available defences, including insurance, which cannot be estimated. However, historically, costs incurred to settle claims related to these indemnifications have not been material to the Company’s consolidated financial position, net income or cash flows.

112 | CAE Financial Report 2026

Notes to the Consolidated Financial Statements
NOTE 32 – COMPENSATION OF KEY MANAGEMENT PERSONNEL
Key management personnel have the ability and responsibility to make major operational, financial and strategic decisions for the Company. The Company determined that key management personnel consist of the Board of Directors and its Management Team, which is comprised of the President and Chief Executive Officer (CEO) and executive officers who report directly to him. As at March 31, 2026, key management personnel consist of 12 non-employee Directors and 11 executive officers (2025 – 12 non‑employee Directors and 8 executive officers).

The compensation expense of key management for employee services recognized in income are as follows:

	2026	2025
Salaries and other short-term employee benefits	$11.3	$12.5
Post-employment benefits – defined benefit plans	3.2	2.0
Costs related to the CEO's terms of departure	11.4	6.3
Termination benefits	—	5.0
Share-based payments expense	15.7	22.2
	$41.6	$48.0

In November 2024, the Company announced its CEO succession plan whereby the then-current CEO, Marc Parent, would leave the Company at the Annual and Special Meeting of Shareholders held on August 13, 2025. The CEO's terms of departure were finalized during the fourth quarter of fiscal 2025 and included non-compete and non-solicitation covenants, as well as other terms that were generally consistent with the previously agreed‑upon employment arrangement which remained in force until the departure date.

During fiscal 2026, the Company incurred $14.0 million (2025 – $8.3 million) of executive management transition costs, including $11.4 million (2025 – $6.3 million) related to the CEO's terms of departure, representing accrued expenses to the then‑current CEO, and $2.6 million (2025 – $2.0 million) of other costs. These costs are recorded in selling, general and administrative expenses. The Company has not incurred any significant additional executive management transition costs subsequent to the first quarter of fiscal 2026.

For the year ended March 31, 2026, the compensation earned by non-employee Directors of the Company amounted to $5.3 million (2025 – $3.9 million), which included the grant date fair value of deferred share units (DSUs) as well as cash payments.

CAE Financial Report 2026 | 113

Board of Directors and Executive Officers BOARD OF DIRECTORS Ayman Antoun 3, 4* Chief Executive Officer, OpenText Corporation Oakville, Ontario Sophie Brochu 3* Corporate Director, and Lead Independent Director, CAE Inc. Bromont, Quebec Matthew Bromberg President and Chief Executive Officer, CAE Inc. Westmount, Quebec Patrick Decostre 2 President and CEO, Boralex Inc. Montreal, Quebec Elise Eberwein 1*, 3 Corporate Director Scottsdale, Arizona Ian L. Edwards 2 President and CEO, AtkinsRéalis Group Inc. Montreal, Quebec Marianne Harrison 2*, 4 Corporate Director Dover, New Hampshire Peter Lee 1 Co-Founder and Partner, Browning West, LP Corte Madera, California Katherine A. Lehman 3 Partner, Palladium Equity Partners, LLC New York, New York Mary Lou Maher 1, 2 Corporate Director Toronto, Ontario Calin Rovinescu Executive Chairman, CAE Inc. Toronto, Ontario The Honourable Patrick M. Shanahan 1 Corporate Director Seattle, Washington Louis Têtu 2, 4 Executive Chairman, Coveo Solutions Inc. Quebec City, Quebec EXECUTIVE OFFICERS Matthew Bromberg President and Chief Executive Officer Juan Araujo Senior Vice President, Operations Andrew Arnovitz Chief Strategy Officer Carter Copeland President - Flightscape Hélène V. Gagnon Chief People and Sustainability Officer Samantha Golinski Senior Vice President, Communications Pascal Grenier President, Defense & Security Mark Hounsell Chief Legal Officer Emmanuel Levitte Chief Technology Officer Ryan McLeod Chief Financial Officer Alexandre Prevost President, Civil Aviation 1 Member of the Human Resources Committee 2 Member of the Audit Committee 3 Member of the Governance Committee 4 Member of the Technology Committee (*) indicates Chair of the Committe CAE Financial Report 2026 | 114

Shareholder and Investor Information CAE SHARES CAE’s shares are traded on the Toronto Stock Exchange (TSX) and on the New York Stock Exchange (NYSE) under the symbol “CAE”. TRANSFER AGENT AND REGISTRAR Computershare Trust Company of Canada 320 Bay Street, 14th Floor Toronto, Ontario M5H 4A6 Tel. 1-800-564-6253 (toll free in Canada and the U.S.) www.computershare.com DUPLICATE MAILINGS To eliminate duplicate mailings by consolidating accounts, registered shareholders must contact Computershare Trust Company of Canada; non-registered shareholders must contact their investment brokers. INVESTOR RELATIONS Quarterly and annual reports as well as other corporate documents are available on our website at www.cae.com. These documents can also be obtained from our Investor Relations department. Investor Relations CAE Inc. 8585 Côte-de-Liesse Saint-Laurent, Quebec H4T 1G6 Tel. 1-514-734-5760 investor.relations@cae.com Version française Pour obtenir la version française du rapport financier, s’adresser à investisseurs@cae.com. AUDITOR PricewaterhouseCoopers LLP Chartered Professional Accountants Montreal, Quebec 2026 ANNUAL MEETING The Annual Shareholders Meeting will be held at 3 p.m. (Eastern Time), on Wednesday, August 12, 2026 in hybrid format, in person at Lumi Experience Montreal, 1250 René- Lévesque Blvd. W., Suite 3610, Montreal, Quebec, H3B 4X4 and via live webcast that will be available at cae.com/investors/. CORPORATE GOVERNANCE The following documents pertaining to CAE’s corporate governance practices may be accessed either from CAE’s website (www. cae.com) or by request from the Chief Legal Officer: ꟷ Board and Board Committee charters ꟷ Position descriptions for the Executive Chairman, the Lead Independent Director, the Committee Chairs and the Chief Executive Officer ꟷ CAE’s Code of Business Conduct ꟷ Corporate Governance Guidelines Most of the New York Stock Exchange’s (NYSE) corporate governance listing standards are not mandatory for CAE. Significant differences between CAE’s practices and the requirements applicable to U.S. companies listed on the NYSE are summarized on CAE’s website. CAE is otherwise in compliance with the NYSE requirements in all significant respects. NORMAL COURSE ISSUER BID On June 5, 2026, we announced the renewal of our normal course issuer bid (NCIB) to purchase up to 16,073,033 of our common shares, representing approximately 5% of the issued and outstanding common shares as at May 29, 2026. The NCIB began on June 10, 2026 and will end on June 9, 2027 or on such earlier date when we complete purchases or elect to terminate the NCIB. Purchases under the NCIB will be made through the facilities of the TSX in accordance with the TSX’s applicable policies or the facilities of the NYSE in compliance with applicable NYSE rules and policies and U.S. laws, or in such other manner as may be permitted under applicable stock exchange rules and applicable securities laws, including through alternative Canadian and US trading platforms and privately-negotiated, off- exchange block purchases. The price CAE will pay for any common shares is the market price at the time of acquisition, plus brokerage fees. In the case of off-exchange block purchases, purchases will be made at a discount to the prevailing market price in accordance with and subject to the terms of applicable exemptive relief. All common shares purchased pursuant to the NCIB will be cancelled. In connection with the NCIB, CAE has also entered into an automatic share purchase plan with TD Securities Inc. allowing it to purchase common shares under the NCIB when the company would ordinarily not be permitted to purchase shares due to regulatory restrictions and customary self-imposed black-out periods. Under the previous NCIB which began on June 10, 2025 and which expired on June 9, 2026, CAE received approval from the TSX to purchase up to 16,019,294 common shares. As at May 29, 2026, CAE had purchased a total of 565,259 common shares thereunder at a volume-weighted average price of $35.4418 per common share, for total consideration of $20.0 million. Copies of CAE’s NCIB notice may be obtained without charge by contacting the Chief Legal Officer. TRADEMARKS Trademarks and/or registered trademarks of CAE Inc. and/or its affiliates include but are not limited to CAE, CAE Simfinity, CAE Rise, CAE Prodigy, Flightscape, Powered by CAE, Dynamic Synthetic Environment (DSE), CAE 7000XR Series, CAE 3000 Series, CAE 600XR Series FTD, CAE Trax Academy, CAE Sprint Virtual Reality, and PRESAGIS. All other brands and product names referred to in this document and the logos reproduced herein remain the property of their respective owners. They may not be used, changed, copied or quoted without the written consent of the respective owner. All rights reserved. 115 | CAE Financial Report 2026

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CAE.COM Financial Report FISCAL YEAR ENDED MARCH 31, 2026